47


03050013

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Orkla

*CURRENT ADDRESS

**FORMER NAME


PROCESSED
APR 16 2003
THOMSON
FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3998 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
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OICF/BY: dlw

DATE : 4/14/03

EXEMPTION No. 82-3998





AR/S
12/31/02

ORKLA ANNUAL REPORT





02 ORKLA'S PRIMARY GOAL IS LONG-TERM VALUE CREATION

CONTENTS



> FINANCIAL CALENDAR 2003

30 April	2 May	8 May	22 May	15 August	7 November
Ordinary General Meeting	Shares quoted excluding dividend	First quarter report published	Dividend paid out	Second quarter report published	Third quarter report published

Subject to change


ORKLA

Notice of Annual General Meeting

The Annual General Meeting of Orkla ASA will be held at Ingeniørenes Hus, Kronprinsens gate 17, Oslo, on **Wednesday 30 April 2003 at 3 p.m.**

The agenda is as follows:

1. **Approval of the annual accounts for 2002 for Orkla ASA and the Orkla Group and the annual report of the Board of Directors, including approval of a share dividend for 2002 of NOK 3.40 per share, except for the shares owned by the Orkla Group.**

2. **Reduction of capital by redemption of the company's own shares**

   As of 31 December 2002, the Orkla Group owned a total of 8,005,282 shares in Orkla ASA. Of these, Orkla ASA owned 2,392,250 shares. The Board of Directors proposes reducing the company's share capital by redeeming (amortising) the 2,392,250 shares owned by Orkla ASA in accordance with the rules laid down in the Public Limited Companies Act. The shares which the Board proposes to redeem comprise Orkla ASA's entire holding of its own shares as of 31 December 2002. The Board of Directors is of the opinion that the proposed amortisation will have a positive effect on the value of company shares.

   The capital reduction will not entail any payment from the company. The reduction amount will be used to cancel the company's own shares. The auditor has confirmed that, after the capital reduction, the company's tied-up capital will be fully covered.

   The Board of Directors proposes that the General Meeting adopt the following resolution:

   "The General Meeting of Orkla ASA resolves to reduce share capital by NOK 14,951,562.50 from NOK 1,351,885,412.50 to NOK 1,336,933,850 by redeeming (amortising) 2,392,250 shares owned by Orkla ASA. The number of shares in the company will be reduced from 216,301,666 to 213,909,416. The amount by which the share capital is reduced will be used to cancel the company's own shares."

   Reducing share capital by redeeming the company's own shares will necessitate a corresponding amendment to the first sentence in Article 1 of the Articles of Association, which will then read:

   "Orkla ASA is a public limited company with share capital of NOK 1,336,933,850 divided between 213,909,416 shares with a value of NOK 6.25 fully paid up."

3. **Authorisation for the Board of Directors to acquire the company's own shares**

   At the Annual General Meeting on 2 May 2002, the Board of Directors was granted authority to acquire the company's own shares until 2 November 2003.

   The Board of Directors proposes that this authorisation be renewed.

   The reason for this proposal is, as before, to enable the Board to avail itself of the possibility pursuant to section 9-2 et seq. of the Public Limited Companies Act to acquire the company's own shares up to a maximum value of 10% of share capital. Authorisation to acquire the company's own shares was granted for the first time at the General Meeting on 7 May 1998 and has been renewed each year. Since 7 May 1998 and up to date the company has acquired 8,062,140 shares in Orkla ASA in accordance with the authorisation.

   Provided that the General Meeting adopts the resolution pertaining to a capital reduction, cf. item 2, the Board of Directors proposes the following resolution, cf. section 9-4 of the Public Limited Companies Act:

   "The General Meeting of Orkla ASA hereby authorises the Board of Directors to permit the company to acquire shares in Orkla ASA with a nominal value of up to NOK 87,500,000 divided between a maximum of 14,000,000 shares. The amount that may be paid per share shall be no less than NOK 20 and no more than NOK 500. The Board of Directors shall have a free hand with respect to methods of acquisition and disposal of the company's own shares. This authorisation replaces the authorisation granted by the General Meeting on 2 May 2002 and shall apply from 2 May 2003 until 1 November 2004."

   If the General Meeting does not approve a capital reduction, cf. item 2, the Board of Directors proposes the following resolution, cf. section 9-4 of the Public Limited Companies Act:

   "The General Meeting of Orkla ASA hereby authorises the Board of Directors to permit the company to acquire shares in Orkla ASA with a nominal value of up to NOK 75,000,000 divided between a maximum of 12,000,000 shares. The amount that may be paid per share shall be no less than NOK 20 and no more than NOK 500. The Board of Directors shall have a free hand with respect to methods of acquisition and disposal of the company's own shares. This authorisation replaces the authorisation granted by the General Meeting on 2 May 2002 and shall apply from 2 May 2003 until 1 November 2004."

4. **Authorisation for the Board of Directors to increase share capital through a new share subscription**

At the Annual General Meeting on 3 May 2001, a renewed authorisation was granted to the Board of Directors to increase share capital by a maximum of NOK 90,000,000 through new share subscriptions. This authorisation applies until the Annual General Meeting in 2003.

The Board of Directors proposes that the authorisation be renewed.

Such authorisation has regularly been granted at previous General Meetings. As before, the reason for this proposal is that such authorisation will facilitate the process if it should be appropriate to further develop the Orkla Group's core business areas by acquiring companies in return for remuneration in the form of newly-subscribed shares or to otherwise increase share capital through private placements.

The Board of Directors proposes the following resolution, cf. sections 10-14 to 10-19 of the Public Limited Companies Act:

"The Board of Directors is authorised to increase share capital through new share subscriptions with a value up to NOK 90,000,000 divided between a maximum of 14,400,000 shares, each with a nominal value of NOK 6.25. This authorisation may apply to one or more share issues.

The Board of Directors may decide to depart from the preferential right of shareholders to subscribe to shares pursuant to section 10-4 of the Public Limited Companies Act.

The Board of Directors may decide that shares may be paid for in assets other than money or the right to subject the company to special obligations pursuant to section 10-2 of the Public Limited Companies Act. If payment for shares is made in assets other than money, the Board of Directors may decide that such assets shall be transferred to a subsidiary, provided that a corresponding settlement is made between the subsidiary and Orkla ASA.

This authorisation also applies to decisions concerning mergers pursuant to section 13-5 of the Public Limited Companies Act.

This authorisation may also be used in the circumstances referred to in section 5-15 of the Stock Exchange Act.

This authorisation shall apply from its adoption until the Annual General Meeting in 2005, or 30 April 2005 at the latest."

5. **Election of members and deputy members to the Corporate Assembly**

The recommendation of the Election Committee will be forwarded.

6. **Approval of the auditor's remuneration**

7. **Election of auditor**

Pursuant to Article 17 of the Articles of Association, the General Meeting will be opened and chaired by the Chairman of the Corporate Assembly.

Shareholders wishing to attend the General Meeting must, no later than 3.00 p.m. on Friday, 25 April 2003, notify the company accordingly at Shareholder Service, P.O. Box 423 Skøyen, NO-0213 Oslo, tel.: +47 22 54 40 00 or fax: +47 22 54 44 90.

The shares will be quoted exclusive of the dividend on 2 May 2003.

Subject to the decision of the General Meeting regarding the share dividend, the dividend will be paid on 22 May 2003 to shareholders of record as of the date of the General Meeting. In order to avoid loss or delay, shareholders must give notice of their acquisition of shares and any change of address as soon as possible, and specify the account into which dividends are to be paid to the bank/stockbroker selected as account manager in respect of the Norwegian Central Securities Depository.

Oslo, 17 March 2003

Harald Arnkværn
Chairman of the Corporate Assembly


ORKLA ANNUAL REPORT

SOLID FOUNDATION FOR LONG-TERM VALUE GROWTH


FINN JEBSEN
President and
Group Chief Executive

In a troubled world, the Orkla Group's performance was acceptable in 2002. Our Industry division achieved a return on capital employed of 12.7 %, which is marginally higher than in 2001. This is well above our cost of capital and means that we continued to create value for our shareholders. The Financial Investments division did considerably better than a very weak market. Nevertheless, the fact remains that we did not live up to our high internal targets for the year. Although most of the Group's businesses performed well, a minority did not meet our expectations.

We regard this as a challenge and an inspiration for renewed efforts in 2003. It is only through a strong will to improve and systematic, continuous work that we can achieve lasting progress.

In last year's annual report, I wrote: "In future our task will be to enhance our strengths". In accordance with this policy, improvement activities at Orkla have made important progress in 2002. Efforts to improve quality and expertise in individual companies and in the Group as a whole have been systematised and significantly strengthened. We have implemented and disseminated effective methods of improving our procurement and manufacturing operations. We have made further progress in our efforts to make our advertising and marketing more effective. Standards for good product development have been set and circulated. At the same time, our internal management development programmes have been strengthened. On the basis of these human resource development activities, a number of practical improvement projects have been initiated in Orkla companies which are expected to bring results in 2003.

In the course of 2002, the Board of Directors of the Orkla Group has reviewed all business areas as part of the process of formulating the Group's overarching strategy for the years ahead. A separate article in this annual report describes the results of this process. The strategic plan states that, over time, Orkla aims to achieve superior value creation for its shareholders by growing more quickly and operating more efficiently than its competitors. In the years ahead, the Group will continue to realise an international strategy for growth. It will be based on high quality, special products, such as strong branded products for consumers and niche products, and specialised concepts for our industrial customers. Our goal is to achieve high market shares in all the markets in which we operate. Our focus on efficient operations will ensure that growth is profitable and is based on a sound, strong corporate culture and highly qualified staff. We will continue our investment activities, but will primarily spend the profits on developing our industrial operations. This strategic plan is largely based on the structure and working methods that have proved successful for the Orkla Group over a long period of time. At the same time, our priorities have been clarified and adjustments have been made in many areas.

For the Orkla management, cooperation with the Board of Directors on the development of a strategic plan for the Orkla Group has been an inspiring process. This is the best starting point for our efforts to achieve practical results in accordance with the goals that have been set.



Finn Jebsen

GEOGRAPHICAL DISTRIBUTION OF ORKLA'S OPERATIONS


ICELAND
EUROPE
NORTH AMERICA
SOUTH AMERICA

2002 – IN BRIEF

- Return on capital employed of 12.7 % from the Industry division – marginally up from 2001, but well above Orkla's cost of capital
- Cash flow from operations up NOK 500 million
- Orkla's investment portfolio did significantly better than average in a very weak stock market
- Comprehensive strategic process carried out by Board of Directors – Board and management united behind the Group's strategic priorities and development direction

MAIN FIRGURES	2002	2001	2000	1999	1998
Operating revenues (NOK million)	**42,979**	44,799	34,083	31,492	30,819
Operating profit before goodwill amortisation (NOK million)	**3,663**	3,686	3,050	2,529	2,553
Operating margin before goodwill amortisation (%)	**8.5**	8.2	8.9	8.0	8.3
Profit before tax (NOK million)	**2,407**	3,253	5,171	2,319	2,057
Earnings per share, fully diluted (NOK)	**7.7**	10.7	17.0	7.9	6.5
Earnings per share, fully diluted (adjusted)[1] (NOK)	**10.6**	12.8	19.3	9.7	9.6
Return on capital employed, Industry division[1] (%)	**12.7**	12.6	12.4	10.7	11.9
Return in investments, Financial Investment division (market to market) (%)	**-14.8**	-15.3	-1.5	48.2	-7.0
Differential return, Financial Investment division[2] (%)	**16.3**	-0.7	0.2	2.7	19.7
Equity ratio (%)	**35.2**	34.7	35.6	34.2	34.3

[1] Before other revenues and expenses and goodwill amortisation
[2] Return on Orkla's portfolio less Oslo Stock Exchange return



☆ BRANDED CONSUMER GOODS (EXCL. CARLSBERG BREWERIES) ☐ CHEMICALS, INCL. REP. OFFICES ○ CARLSBERG BREWERIES
NORWAY
FINLAND
SWEDEN
RUSSIA
ESTONIA
LATVIA
LITHUANIA
GERMANY
POLAND
CZECH REP.
UKRAINE
KAZAKHSTAN
AUSTRIA
HUNGARY
CROATIA
ITALY
TURKEY
ASIA
CHINA
JAPAN
SOUTH KOREA
HONG KONG
INDIA
U.A.E.
THAILAND
VIETNAM
SRI LANKA
MALAYSIA
SINGAPORE
AFRICA
AUSTRALIA
OPERATING REVENUES BY GEOGRAPHICAL AREA
Norway 29 %
Other Nordic countries 34 %
Eastern Europe 11 %
Other European countries 21 %
Other 5 %
Net sales NOK 42,313 million
EMPLOYEES BY GEOGRAPHICAL AREA
Norway 27 %
Other Nordic countries 33 %
Eastern Europe 25 %
Other European countries13 %
Other 2 %
Number of employees 31,734

THIS IS ORKLA



EXECUTIVE BOARD
From left: Finn Jebsen, President and Group CEO, Roar Engeland, Dag J. Opedal and Halvor Stenstadvold.

THE ORKLA GROUP

Orkla operates in the branded consumer goods, chemicals and financial investment sectors. Group operating revenues totalled NOK 43 billion in 2002. 29 % of these revenues derived from Norway, 34 % from the other Nordic countries and 37 % from the rest of the world. Orkla regards the Nordic region as its domestic market. In the past ten years, the return to Orkla shareholders has averaged 13.7 % per year.

As of 31 December 2002, Orkla had 31,734 employees.

ORKLA'S PRIMARY GOAL

Orkla's primary goal is long-term value creation.

Orkla will outperform and create more value than its competitors and others with whom it is appropriate to compare the Group. Orkla will achieve this objective by sharpening its business focus and strengthening its customer and consumer orientation.

ORKLA'S KEY VALUES

Long-term value creation is contingent on a strong, sound corporate culture. At Orkla this culture is built through individual and common focus on the Group's key values:

› The will to achieve profitable growth
› Respect for unity and diversity
› A long-term approach and the ability to take action
› The ability to adapt and thoroughness


STAFF
Halvor Stenstadvold
Executive Vice President
Terje Andersen
Senior Vice President
Corporate Finance
Erik Barkald
Senior Vice President Treasury
and Investor Relations
Karl Otto Tveter
Senior Vice President
Legal Affairs
Ole Kristian Lunde
Senior Vice President
Corporate Communications
Tor Aamot
Senior Vice President
Human Resources
BRANDED CONSUMER GOODS
ORKLA FOODS
Dag J. Opedal
Corporate Responsibility
and Managing Director
ORKLA BEVERAGES, Carlsberg Breweries (40 %)
Finn Jebsen and
Roar Engeland
Corporate Responsibility
Nils S. Andersen
Managing Director
ORKLA BRANDS
Dag J. Opedal
Corporate Responsibility
Torkild Nordberg
Managing Director
ORKLA MEDIA
Halvor Stenstadvold
Corporate Responsibility
Jan Lindh
Managing Director
CHEMICALS
BORREGAARD
Egil Ullebø
Corporate Responsibility
Per A. Sørlie
Managing Director
EXECUTIVE BOARD
Finn Jebsen
President and Group
Chief Executive
Roar Engeland
Executive Vice President
Dag J. Opedal
Executive Vice President
Halvor Stenstadvold
Executive Vice President
FINANCIAL INVESTMENTS
Finn Jebsen
Corporate Responsibility
INVESTMENT DIVISION
Anders Berggren
Senior Vice President
Financial Investments
FOREIGN INVESTMENTS
Ola Uhre
Portfolio Manager
ORKLA FINANS
Audun Bø
Managing Director

BRANDED CONSUMER GOODS	2002	2001	2000	1999	1998
Operating revenues (NOK million)	**37,000**	37,884	26,488	24,842	24,233
Operating profit before goodwill (NOK million)	**3,201**	3,205	2,707	2,261	2,147
Operating margin before goodwill	**8.7 %**	8.5 %	10.2 %	9.1 %	8.9 %
Return on capital employed	**12.9 %**	13.0 %	13.8 %	12.2 %	12.6 %

The Branded Consumer Goods business accounts for 86 % of the Group's total operating revenues, and comprises Orkla Foods, Orkla Beverages (40 % of Carlsberg Breweries), Orkla Brands and Orkla Media.

Throughout the 1990s Orkla significantly expanded its Branded Consumer Goods business by carrying out a number of acquisition, synergy and restructuring projects and developing the Group's own brands, and in the process established a sound business system for Orkla's Nordic operations. Orkla is currently the leading supplier of branded consumer goods to the Nordic market, in addition to being well positioned in several European countries. Future growth is expected both in the Nordic region and in selected markets outside the Nordic region, particularly in Central- and Eastern Europe. Orkla Beverages will expand in the rest of Europe and Asia.

CHEMICALS	2002	2001	2000	1999	1998
Operating revenues (NOK million)	**5,726**	6,581	6,926	5,621	5,726
Operating profit before goodwill (NOK million)	**537**	569	465	264	404
Operating margin before goodwill	**9.4 %**	8.6 %	6.7 %	4.7 %	7.1 %
Return on capital employed	**13.1 %**	13.7 %	10.8 %	6.8 %	11.6 %

The Chemicals business, which comprises Borregaard's production of speciality chemicals, fine chemicals and ingredients, is one of Orkla's most international areas of activity. The core business has been further developed in the past few years to focus on niches in the fine and speciality chemicals markets, and Borregaard is continuing to concentrate on these core areas. Borregaard has production facilities on every continent except Australia and holds strong global positions in its selected market niches. The Chemicals business accounts for 13 % of Orkla's total operating revenues. The main focus has been, and continues to be, on specialisation, high added value and the adaptation of products to meet specific customer needs in product niches that are profitable and offer potential for global growth.

FINANCIAL INVESTMENTS	2002	2001	2000	1999	1998
Profit before tax (NOK million)	**340**	-110	3,355	944	1,061
Securities portfolio:					
Market value (NOK million)	**12,060**	14,140	18,053	20,875	12,624
Unrealised gains before tax (NOK million)	**190**	2,746	5,430	9,535	4,129
Net asset value (NOK million)	**10,240**	12,558	15,922	16,604	10,410
Return on investments	**-14.8 %**	-15.3 %	-1.5 %	48.2 %	-7.0 %

Orkla manages one of Norway's largest investment portfolios, with a market value of NOK 12,060 million as of 31 December 2002. The Group has a long-term investment perspective, and bases its investment decisions on comprehensive analyses carried out by its own staff. The investment portfolio therefore consists of investments in individual companies and does not reflect the general composition of the stock market. Over the years, the Group's investment focus has been reoriented away from Norway, initially towards the Nordic region in the 1990s and now also towards certain sectors elsewhere in Europe. Through its investment activities, Orkla has established a broad network of contacts in Norwegian and international financial markets. The insight thereby gained is also useful in developing the Group's industrial activities. At the same time, the proximity to an industrial environment provides the investment staff with access to know-how and analyses that are not always available to a portfolio investor.

The real estate section manages real estate investments with a total book value of NOK 654 million. Rental revenues from these properties amounted to NOK 71 million in 2002. The Financial Investments division also manages the Group's forest properties, totalling 110,000 hectares, of which approximately 80,000 hectares are productive.

OPERATING REVENUES BY BUSINESS AREA


1998
79 18 3
1999
79 18 3
2000
78 20 2
2001
85 14 1
2002
86 13 1
% 0 20 40 60 80 100
Branded Consumer Goods
Chemicals
Other

OPERATING PROFIT BEFORE GOODWILL AMORTISATION BY BUSINESS AREA


1998
84 16
1999
89 10 1
2000
-4
89 15
2001
-2
87 15
2002
-2
87 15
% 0 20 40 60 80 100
Branded Consumer Goods
Chemicals
Other

FINANCIAL INVESTMENTS' SHARE OF THE GROUP'S BALANCE SHEET AND PROFIT BEFORE TAX


1998
1999
2000
2001
2002
% 0 10 20 30 40 50 60 70
Balance Sheet
Profit before tax

ORKLA'S HISTORY

Orkla's history dates back to 1654, when mining operations first started up at the Løkken Works pyrite mines in central Norway. The mines were operated for 333 years, until 1987. Up to the early 1980s, Orkla was a relatively small company with its basis in the traditional mining and smelting industry. In the past 15-20 years, the Group has developed into a leading Nordic player in the production of branded consumer goods for the grocery trade and a world-wide niche manufacturer of selected organic chemical products. Furthermore, Orkla is a significant portfolio investor with focus primarily on Norwegian and Nordic shares, based on financial investments that have been built up since the inter-war period. Although there is no longer any notable commercial activity at the Løkken Works, the works and the history of the Orkla valley play an important role in the Group's efforts to build a strong corporate culture.

SIGNIFICANT MERGERS, ACQUISITIONS AND JOINT VENTURES

Orkla's current structure was largely established through the two large mergers between Orkla Industrier and Borregaard in 1986 and between Orkla Borregaard and Nora Industrier in 1991. The acquisition of Volvo's food and beverage businesses in 1995 and 1997 and the establishment of Carlsberg Breweries in 2001were also significant developments.

STRONG FOCUS ON BRANDED CONSUMER GOODS

In addition to its wood processing and chemicals operations, Borregaard owned several strong branded consumer goods companies, which were included in the 1986 merger. This laid the foundation for the Group's current structure and strategy of concentration on three core businesses Branded Consumer Goods, Chemicals and Financial Investments. The merger between Orkla Borregaard and Nora Industrier in 1991 further strengthened Orkla's position in the Norwegian branded consumer goods market and paved the way for continued expansion into the Nordic branded consumer goods market. In two transactions in 1991 and 1994, Orkla also took over Göteborgs Kex in Sweden. The following year Orkla acquired the Swedish food companies Procordia Food (Felix, Önos and Ekströms) from Volvo, with their affiliated operations in Denmark (Beauvais) and Finland (Felix Abba) and Abba Seafood. At the same time, Pripps Ringnes, a jointly-owned beverages company which included 50 % of Baltic Beverages Holding (BBH), was established. In 1997, Orkla took over Volvo's remaining interests in Pripps Ringnes, an acquisition that consolidated Orkla's position in the Nordic region. Rapid and profitable expansion of BBH in Russia, Ukraine and the Baltic States throughout the 1990s also significantly strengthened the Group's position in Eastern Europe. In addition to beverages, Orkla's platform has been further expanded through the purchase of several food businesses in Poland, the Czech Republic, Hungary and Romania.

In 2000, Orkla and the Finnish company Chips Abp established the Nordic snacks group, Chips Scandinavian Company (CSC), 40 % of which is controlled by Orkla. The establishment of Carlsberg Breweries in February 2001, to which Orkla contributed Pripps Ringnes including the BBH holding, gave Orkla a 40 % stake in one of the world's largest brewery groups. Carlsberg Breweries has continued to grow within its main geographical target areas, partly through acquisitions in Switzerland, Poland and Turkey, and Carlsberg Asia has broadened its geographical platform. BBH further expanded its operations, particularly in Russia.

The early 1980s saw the beginnings of the Group's media operations. The publishing company Mortensens Forlag was purchased in 1984 and merged in 1992 with the Egmont Group's company, Hjemmet, to form Hjemmet Mortensen. In 1985 Orkla bought its first local newspaper in Norway, Moss Avis. The Group's newspaper operations were rapidly expanded through further acquisitions in Norway, and today Orkla Media is Norway's third largest newspaper group comprising 27 newspapers. In 1991, Orkla Media also established newspaper operations in Poland and now owns the largest newspaper group in the country in terms of circulation. It also owns the largest regional newspaper in Lithuania. The acquisition in 2000 of Denmark's largest newspaper group, Det Berlingske Officin, doubled Orkla Media's operating revenues, and definitively positioned the company as a leading player in the Nordic media sector.

SPECIALISATION IN THE CHEMICALS BUSINESS

Orkla's smelting works were sold when the company merged with Borregaard, at which time a comprehensive process of specialisation was initiated at Borregaard within the company's most important product areas. Borregaard also gradually globalised its business by establishing chemicals operations outside Norway, particularly in the field of lignin production but also in the fine chemicals sector. In autumn 2002, Borregaard acquired Atisholz, a Swiss company operating primarily in the speciality cellulose sector, where Borregaard holds a strong position in Europe. This acquisition is in line with Borregaard's strategy to further concentrate its activities within global market niches. At the same time, Borregaard is divesting several companies outside its core business areas.

FINANCIAL INVESTMENTS AND INDUSTRIAL OPERATIONS ENSURE DUALITY

The Orkla of today is both an industrial and an investment company, even though its numerous industrial investments have strengthened its industrial profile in the past decade. Nonetheless, Orkla still owns a substantial portfolio of financial investments, primarily in Norway and the rest of the Nordic region. These investments have provided Orkla with a good return over time, in addition to which the financial portfolio has given the Group insights and positioning opportunities, as well as financial strength and flexibility.

ORKLA AND SOCIETY

Orkla seeks to operate in a responsible, ethical and sound manner at all levels, applying stringent quality standards and with due regards for the Group's impact on the environment and on society in general. In the years ahead, Orkla will continue to develop its activities and reporting in this field.

EMPLOYEES

Orkla wishes to offer stimulating, challenging work responsibilities to all its employees and to be perceived as an attractive employer. There is focus on encouraging employees to upgrade relevant skills and on the career development of individual employees. Each employee must be offered competitive conditions, the opportunity to influence his or her own work situation, and the possibility of participating in the development of a good working environment. Further information on Orkla's human resource development programmes may be found in the article on pages 75–77 in the Annual Report for 2001.

Orkla encourages its employees to become co-owners of their own company by participating in a multi-year share purchase programme that has gradually been expanded to cover employees in seven countries.

CUSTOMERS AND CONSUMERS

Customers and consumers must feel confident when they buy Orkla products, both about the origin and quality of the product and about its effects on human beings and the environment. Orkla aims to be an efficient, competent supplier who maintains close relations with its customers. For consumers, Orkla seeks to supply high-quality products that are innovative and safe and have a high utility value.

SUPPLIERS AND BUSINESS PARTNERS

Orkla also seeks to build close, co-operative relations with its suppliers. By imposing stringent standards, Orkla helps to ensure that products and ingredients at all levels are manufactured safely and in a ethically acceptable manner. This means that Orkla must take food safety and product safety into consideration, as well as labour rights, human rights, social conditions and environmental issues, when choosing suppliers and business partners for its companies.

SHAREHOLDERS

Orkla seeks to provide shareholders with a better return over time than the average return attained by the stock market. This is to be achieved within a corporate framework, including the Group's business methods accounting, incentive system and reward schemes, that emphasises the long-term view and ensures that shareholders can have confidence in the company. This confidence will be created through good corporate governance with emphasis on openness, transparency, accountability and equal treatment. The very foundation for good corporate governance is a sound corporate culture, supplemented by adequate management systems. Further information on the promotion and status of good corporate governance at Orkla may be found in the Report of the Board of Directors and in the article on page 76.

SOCIETY

Orkla makes its most important contribution to society at large and to the local communities in which the Group operates by developing efficient, profitable and competitive businesses, thereby generating workplaces, expertise, tax revenues and products that meet society's needs.

Orkla also seeks, through suitable forums and organisations, to promote sound business practices in business and industry and to foster value creation in society in general.

Read more about Orkla and society at **www.orkla.com**

ORKLA AND THE ENVIRONMENT

Orkla regards respect and responsibility for the environment, coupled with focus on ensuring sustainable development, as an important part of its social responsibility. It is also a prerequisite for future profitable growth.

Orkla's environmental policy emphasises the importance of the optimal utilisation of resources and environmental awareness at all levels. Orkla feels a responsibility for addressing environmental concerns throughout the value chain, from the production of raw materials to customers' and consumers' use of finished products. Adverse environmental effects for which the Group is responsible will be reduced through genuine, forward-looking solutions. Orkla will pursue a policy of openness and active dialogue in its environmental efforts. Each business area sets its own environmental objectives, establishes systems and control procedures and is responsible for implementation and reporting.

Supplementary information on the Group's environmental efforts may be found on Orkla's website. This gives details of the environmental performance and environmental focus of each business area in 2002, views regarding key environmental issues and articles on relevant topics.

Visit **www.orkla.com/environment** for more information.

REPORT OF THE BOARD OF DIRECTORS

The year 2002 was characterised by a continuation of the weak international economic situation, a rise in the value of the Norwegian krone and a significant decline on the financial markets for the second year in succession. However, underlying growth for Orkla's industrial operations was largely satisfactory and operating profit before goodwill amortisation was on a par with 2001. Free cash flow from operations increased by just under 20 % in 2002, and the overall return on capital employed for the Industry division increased slightly to 12.7 %. The weak stock markets led to a further sharp decline in the value of the Group's investment portfolio in 2002, while realised losses reported in the accounts were lower than in 2001. In total, this resulted in earnings per share of NOK 7.7, compared with NOK 10.7 in 2001. Profit in 2001 was affected by the gain on the sale of Orkla's shares in Hartwall, which alone represented NOK 3.8 per share. The Board of Directors proposes a dividend of NOK 3.40 per share for 2002, which is approximately 5 % higher than the NOK 3.25 paid out for 2001. The return on the Orkla share was -20.7 % in 2002, while the Oslo Stock Exchange Benchmark Index was down 31.1 %.

Most of the Group's industrial businesses reported higher annual profit, although this was offset by lower profit for some companies. More than 70 % of Orkla's industrial operations were located outside Norway. Consequently, the sharp rise in the value of the NOK in 2002 had significant negative currency translation effects for foreign companies in the Group accounts. The negative translation effects on operating revenues and operating profit before goodwill amortisation amounted to NOK 2.1 billion and NOK 174 million respectively.

Both Orkla Brands and Orkla Beverages continued to achieve profit growth in 2002. Most of the companies within Orkla Foods also performed on a par with or better than in 2001, but Abba Seafood, which was affected by high raw material prices and lower sales in Poland, had a negative impact on profit. The continued decline on advertising markets in Denmark and Poland, led to poor results for the Media business. The generally weak economic situation and the weak USD adversely affected the Chemicals business, although favourable hedging of sales revenues helped to offset the negative impact on profit.

The return on Orkla's investment portfolio was -14.8 %, while the Oslo Stock Exchange Benchmark Index and the FT World Index dropped by 31.1 % and 24.6 % respectively. The net asset value of the Financial Investments division's portfolio was reduced by NOK 2,318 million in the course of the year, to NOK 10,240 million.

No major structural changes took place in the Group in 2002. The moderate expansion in the Beverages area was primarily due to capacity expansion and the acquisition of a larger interest in existing breweries. The Chemicals business acquired the Swiss chemicals company, Atisholz, towards the end of the year, but it also sold nine small power plants and a company in Sweden in 2002. Orkla Foods


RETURN ON CAPITAL EMPLOYED BY INDUSTRY DIVISION
1998
11.9
1999
10.7
2000
12.4
2001
12.6
2002
12.7
%
0
3
6
9
12
15


EARNINGS PER SHARE (FULLY DILUTED)
1998
6.5
1999
7.9
2000
17.0
2001
10.7
2002
7.7
NOK
0
5
10
15
20


SALES OUTSIDE NORWAY
1998
54
1999
57
2000
61
2001
73
2002
71
%
0
20
40
60
80

acquired the Danish company, Credin, thereby strengthening its Nordic business system in the baking ingredients sector.

In the course of 2002, the Board of Directors has undertaken a thorough review of strategic plans for both the Group as a whole and the individual business areas. The Board wishes to pursue a growth strategy that gives priority to branded consumer goods. The Nordic region is regarded as a domestic market for the Branded Consumer Goods business and expansion outside the Nordic region will preferably take place in Central and Eastern Europe. The Beverages business will also consider structural opportunities in the rest of Europe and Asia. In the Chemicals area, the initial objective is further specialisation and concentration on the best developed positions. Other structural moves may be considered later. Orkla will continue to have a dual structure, since in addition to its industrial operations it will continue to pursue its financial investment operations. Nevertheless, capital will primarily be allocated for new industrial projects.

RESULTS

Group operating revenues amounted to NOK 43.0 billion in 2002, compared with NOK 44.8 billion in 2001. Operating profit before goodwill amortisation totalled NOK 3.7 billion, on a par with the previous year. Adjusted for currency translation effects, revenues and operating profit before goodwill amortisation were up by 1 % and 4 % respectively.

The financial markets fell sharply throughout 2002, as did the value of Orkla's investment portfolio. In accordance with established accounting practices, some items were written down and a decision was made to realise other items which, in total, led to a loss. The net realised loss on the investment portfolio amounted to NOK 95 million, compared with a net realised loss of NOK 760 million in 2001.


GROUP OPERATING MARGIN*
1998
8.3
1999
8.0
2000
8.9
2001
8.2
2002
8.5
%
0
2
4
6
8
10

* Before goodwill amortisation


GROUP OPERATING PROFIT*
1998
2,553
1999
2,529
2000
3,050
2001
3,686
2002
3,663
NOK million
500
1,000
1,500
2,000
2,500
3,000
3,500
4,000

*Before goodwill amortisation

Net financial items were reduced by slightly more than NOK 100 million. Both average liabilities and interest rates were somewhat lower than in 2001. This was partially offset by losses on foreign currency loans in Carlsberg Breweries and the write-down of certain financial assets. Disregarding the gain on the sale of Orkla's shares in Hartwall in 2001, profit from associates increased by NOK 70 billion. This was ascribable to profit growth for Jotun and higher contributions from associated companies in Carlsberg Breweries.

The tax charge was calculated to be 26.2 %, compared with a historically low tax charge of 23.8 % in 2001. Profit after tax amounted to NOK 1.8 billion, compared with NOK 2.5 billion in 2001. Orkla's earnings per share were NOK 7.7, compared with NOK 10.7 the previous year. Before goodwill amortisation and other revenues and expenses, earnings per share amounted to NOK 10.6 compared with NOK 12.8 in 2001. The decline was due to the above-mentioned gain on the sale of Hartwall shares in 2001.

The presentation of the annual accounts is based on the going concern assumption.

FINANCIAL SITUATION AND CAPITAL STRUCTURE

Free cash flow from operations amounted to NOK 3.1 billion, almost 20 % higher than in 2001. The trend for working capital was positive. Replacement expenditures and environmental investments were slightly lower than in 2001. Lower interest rates and lower average liabilities also contributed towards reducing financial expenses.

In 2002, buy-backs of Orkla shares amounted to NOK 351 million, equivalent to 1.2 % of outstanding shares. Dividends paid out in 2002 amounted to NOK 781 million. After expansion investments and the net purchase/sale of portfolio shares, the Group had a negative cash flow of NOK 1.9 billion. The Group's loan portfolio is distributed according to where its operations are located and only 23 % is in NOK. The stronger NOK led to a reduction in the value of foreign liabilities to a total of approximately NOK 1.5 billion, which was one of the reasons why net interest-bearing liabilities increased by only NOK 384 million to NOK 19,516 million at year-end. The Group's net interest expenses were reduced by approximately NOK 200 million, approximately half of which was related to a lower average interest rate (5.4 % compared with 6.0 % in 2001), while the rest was due to a decline in average interest-bearing liabilities.


CASH FLOW INDUSTRY DIVISION
1998
3.6
1.8
1999
3.8
1.5
2000
4.3
1.7
2001
5.8
2.4
2002
6.1
2.3
NOK billion
1
2
3
4
5
6
7
Cash flow from operations
Net replacement expenditure

The Group has a general currency risk management strategy whereby future cash flows are hedged for a relatively short period of time (6–9 months) ahead. For USD, this hedging period was extended towards the end of 2001 because at that time the USD was at a historically high level. Since the value of the USD fell sharply in 2002, unrealised gains on these hedging contracts amounted to approximately NOK 400 million at year-end. The gain will vary according to the USD exchange rate and will be taken to income in step with the sale of products that are paid for in USD, primarily in 2003 and 2004.

The Group balance sheet total was NOK 1.5 billion lower, largely due to currency translation effects. Over the year, the book equity to assets ratio increased from 34.7 % to 35.2 %. The Group's net gearing (net interest-bearing liabilities in relation to book equity capital) was 1.04 at the end of 2002, compared with 1.01 in 2001.

Group pension costs are recognised in the accounts in accordance with Norwegian and international accounting practices. Due to the low return on Group pension funds in 2002, the net pension liability has increased. The increase resulting from a low return is represented as a non-capitalised liability. In accordance with established accounting practice, part of this liability will be capitalised over 15 years and may lead to somewhat higher pension costs in future. At year-end, the total non-capitalised pension liability amounted to NOK 781 million (cf. Note 3 to the Group accounts).

The price of the Orkla share was NOK 152 at the beginning of the year and dropped to NOK 118 at year-end. Taking into account the payment of a dividend of NOK 3.25 per share, the negative return was 20.7 %, which is nevertheless somewhat better than the average decline on the Oslo Stock Exchange Benchmark Index (-31.1 %) and the FT World Index (-24.6 %). The number of shareholders rose by 675 to 37,867. The proportion of shares owned by foreign investors increased by just under 6 percentage points over the year, to 41.2 %. Further information concerning shares and shareholders may be found on page 39 of this report.


EQUITY RATIO
1998
1999
2000
2001
2002
34.3
40.6
34.2
46.4
35.6
42.0
34.7
37.8
35.2
35.4
%
0
10
20
30
40
50
Book value
Book value incl. unrealised portfolio gains before tax


DEBT AND EQUITY
1998
1999
2000
2001
2002
14.5
13.2
15.7
14.2
18.0
17.3
19.1
19.0
19.5
18.7
NOK billion
5
10
15
20
Net interest-bearing debt
Equity (incl. minority interests)

MARKET SITUATION AND OPERATING PARAMETERS

Grocery sales in the Nordic region amounted to approximately NOK 415 billion (including VAT) and there was moderate growth in all the Nordic countries in 2002. Competition is still tough in all market segments, from both international and local manufacturers. The grocery trade in the Nordic region is one of the most concentrated in Europe, and the concentration process continued in 2002. New international retailers, particularly in the low-price segment, are currently establishing operations. Private labels are generally making progress and had a share of around 10 % of the Nordic market in 2002. Orkla has a professional approach to the Nordic retail trade and, with strong market positions for its branded products, Nordic business systems and sound marketing and product development expertise, is well equipped to meet the challenge represented by this trend.

In Russia, BBH strengthened its leading market position. The Russian economy also grew in 2002, but the value of the Russian rouble fell relatively sharply against the euro, largely as a result of the weaker US dollar. Market growth for beer in Russia was relatively low in the second half of 2002. Due to strong growth at the beginning of the year, however, annualised growth was around 9 %. This is regarded as being representative of underlying market growth and on a par with expectations for 2003. Orkla Media was affected by a further decline in advertising markets in Denmark and Poland. At year-end, there were still no clear signs of improvement. In Norway, the advertising markets were approximately on a par with 2001. Orkla Media has generally maintained its market shares on all markets.

The Chemicals business has a relatively larger proportion of its cost base in NOK, while its revenues largely come from sales in EUR and USD. Consequently, this business area was affected by the decline in the value of the USD, although currency hedging contracts helped to limit the impact. The generally weak economic situation had relatively less effect on the Chemicals business's more specialised products, and both demand and prices for these product groups were reasonably satisfactory.


VALUE GROWTH IN GROCERY RETAILING*, NORWAY
1998
1999
2000
2001
2002
%-growth from previous year
2
3
4
5
6
* Retail sales in non-specialised stores
Source: SSB

COMMENTS ON INDIVIDUAL BUSINESS AREAS

Orkla Foods' operating revenues totalled NOK 11,062 million in 2002. For continuing business, adjusted for currency translation effects, this was equivalent to 2 % growth in comparison with 2001. Operating profit before goodwill amortisation amounted to NOK 902 million which, adjusted for currency translation effects, was equivalent to a decline of NOK 21 million. The fall in operating profit was largely due to the rise in raw material prices and poor sales for the Polish seafood business. In Norway, Stabburet reported a rise in sales and profit while Procordia Food and Abba Seafood in Sweden gradually reaped the benefit of the improvement programmes that have been implemented. With the exception of seafood, Orkla Foods' businesses outside the Nordic region achieved clear profit growth. For Orkla Food Ingredients, although profit was somewhat lower than in previous years, the trend throughout the year was positive. Bakers continued to improve its performance.

Orkla Beverages (40 % of Carlsberg Breweries) achieved operating revenues of NOK 14,516 million in 2002 and operating profit before goodwill amortisation amounted to NOK 1,364 million. Adjusted for currency translation effects, this was equivalent to growth of 5 % and 14 % respectively. Total volume increased from 67.0 million hectolitres to 78.6 million hectolitres. Most of the increase took place in BBH and Carlsberg Asia. The Carlsberg brand made significant progress (6 %). The following comments on the individual market regions are based on Carlsberg Breweries' figures on a 100 % basis. The Northern and Western Europe market region reported operating profit before goodwill amortisation of DKK 2,269 million, compared with DKK 1,785 million in 2001. The trend on the Nordic markets was good. The Central and Eastern Europe market region increased its operating profit before goodwill amortisation by 6 % to DKK 1,274 million. Growth continued for BBH, which increased its market share in Russia to 33 %. In 2002 BBH began construction on two new breweries in Russia and one in Ukraine. Market growth in 2002 was 9 % in Russia, 14 % in Ukraine and 18 % in the Baltic States. BBH's volume growth on these markets was 22 %, 27 % and 20 % respectively. The Asian market region was consolidated in 2002 through Carlsberg Breweries' 50 % stake in Carlsberg Asia, an expanded joint venture with the Chang Beverage Company in Thailand. Operating profit before goodwill amortisation for this market region was DKK 467 million. Restructuring operations in Switzerland, Sweden and Poland are proceeding according to plan. Turkey is still affected by an extremely difficult economic situation, with high inflation, a weakened currency and high interest rates. Consequently, Türk Tuborg's peformance was considerably weaker than anticipated. A new management was appointed in November 2002 and a new business plan is currently being implemented.


VALUE GROWTH IN GROCERY RETAILING, SWEDEN
1998
1999
2000
2001
2002
%-growth from previous year 0.5
1.0
1.5
2.0
2.5
Source: SCB

Orkla Brands' operating revenues amounted to NOK 4,500 million in 2002. Adjusted for currency translation effects, this was 1 % higher than in 2001. However revenues were affected by weaker distribution for Household Textiles. Operating profit before goodwill amortisation was NOK 787 million, up 21 % in comparison with 2001. With the exception of Household Textiles, all business areas achieved higher profit than in 2001. Profit growth was driven by launches of new products, cost reduction measures and favourable prices for certain factor inputs. The launch of the new hair care series, Define, boosted profit for Lilleborg Home and Personal Care. The amalgamation of Nordic production in Sweden, associated cost reductions and a rise in sales improved the profitability of the Biscuits business. Orkla Brands largely maintained or strengthened its market shares on the Nordic markets.

Orkla Media's operating revenues totalled NOK 7,079 million in 2002. For continuing business, adjusted for currency translation effects, this was equivalent to a decline of 5 % in comparison with 2001. Operating profit before goodwill amortisation amounted to NOK 148 million, compared with NOK 294 million in 2001. Advertising revenues in Denmark and Poland dropped 19 % and 16 % respectively in 2002. The Danish free newspaper, Urban, which was launched in September 2001, also had a significant negative impact on profit, but is now market leader in greater Copenhagen in terms of readership numbers. Although the workforce at Berlingske was reduced by 529 man-years in 2001 and 2002, this has not been sufficient to offset the loss of advertising revenues and the cost of Urban. In Norway, the trend on the advertising market was more stable and Magazines in particular achieved profit growth.

The Chemicals business posted operating revenues of NOK 5,726 million in 2002. For continuing business, adjusted for currency translation effects, this was 8 % down from the previous year. Operating profit before goodwill amortisation amounted to NOK 537 million, compared with NOK 569 million in 2001. The decline in both operating revenues and operating profit was largely ascribable to the strong NOK, the weak USD and the drop in demand for marine oil for the fish feed industry. As mentioned above, towards the end of 2001 the Chemicals division decided to increase its hedging of future cash flows in USD.

This helped to soften the effects of currency changes and will also have a positive impact in 2003. Borregaard LignoTech had another satisfactory year and achieved profit growth. The demand for speciality cellulose remained at a satisfactory level in 2002, while prices for certain basic chemicals declined. The Fine Chemicals business also reported profit growth. Borregaard Energy is a significant player on the Norwegian power market and its own production amounts to around 490 GWh. Financial trading in power contracts is an integral part of this business. The contribution to profit from financial power trading is normally insignificant, but as a result of the extreme market situation in Norway, with considerably less precipitation last autumn and rising power prices, gains amounting to NOK 44 million were realised.

The Financial Investments division posted pre-tax profit of NOK 340 million in 2002, compared with a loss of NOK 110 million in 2001. Net realised losses on the portfolio amounted to NOK 95 million, compared with a net realised loss of NOK 760 million in 2001. Dividends received totalled NOK 362 million, compared with NOK 544 million in 2001. The Orkla Finans Group reported a decline in profit due to the reduced profit from Enskilda Securities (22.5 % interest). The Oslo Stock Exchange Benchmark Index fell 31.1 % in 2002, while the FT World Index dropped 24.6 %. The return on Orkla's investment portfolio was -14.8 %. At year-end, the market value of the portfolio was NOK 12,060 million, the net asset value was NOK 10,240 million and unrealised gains amounted to NOK 190 million. Foreign investments accounted for 29.8 % of the portfolio. The value-adjusted debt ratio increased from 14.7 % to 16.6 %. Due to the low level of unrealised gains at year-end (1.6 % of the total value of the portfolio), book profit from the Financial Investments division in 2003 is highly exposed to a possible further decline on the stock markets, since any unrealised loss will be charged against income in the accounts. In January, and so far in February, the international stock markets have dropped even further and as of 18 February 2003 the portfolio had an unrealised loss of just over NOK 400 million.

PERSONNEL AND ORGANISATION

At the end of 2002, the Orkla Group had 31,734 employees, of whom 8,581 were in Norway, 10,320 were in the rest of the Nordic region and 12,833 were in countries outside the Nordic region.

Work on revising and further developing the Group's training and human resource development programmes was intensified in 2002. The interaction between joint programmes for the Group as a whole and local training activities was improved, and new joint training programmes relating to manufacturing, purchasing and sales were initiated. The Group's training activities are headed by a special Human Resource Development Board chaired by the President and Group CEO, and this has helped to sharpen the focus on and quality of human resource development throughout the Group.

Cooperation with employees' organisations through established cooperative and representational systems is good and makes a valuable contribution towards addressing the challenges faced by the Group and individual companies in a constructive manner.

On Orkla's Board of Directors, there are two women out of a total of seven shareholder-elected members, but there are no women among the three employee-elected members. In general, there are still too few women in leading positions in the Orkla Group. Various measures have been implemented to change this situation. The personnel and management development system is, in principle, designed to ensure the necessary training and development of managers and employees in key posts and provides the basis for a systematic annual review of the Group's personnel resources, current career plans and personnel development measures. In this connection, there is focus on career development for women employees and measures for further human resource development are discussed. Orkla also has a Mentor Scheme, which is particularly designed to encourage more women to take on management positions in the Group. Moreover, a network has been established covering all business areas, the primary purpose of which is to concretise measures to promote women to leading positions.

At a meeting of the Corporate Assembly on 29 May 2002, Anne Birgitte Lundholt was elected as a member of the Board of Directors. She replaced Frode Alhaug. The Board thanks Frode Alhaug for his contribution to the work of the Board and for his other efforts on behalf of the Group.

At a meeting of the Corporate Assembly on 21 November 2002, Johan Fr. Odfjell was elected as a member and Chairman of the Board of Orkla ASA. He replaced Tom Ruud, who resigned due to his new responsibilities in the Nordea Group, which were incompatible with his position as Chairman of the Board of Directors of Orkla ASA. The Board thanks Tom Ruud for his efforts on behalf of the Group and his good leadership of the work of the Board.

Information concerning remuneration for the Corporate Assembly, the Board of Directors, the President and Group CEO, the Group

STOCK MARKET PERFORMANCE OSLO AND INTERNATIONALLY


Index 31.12.1983 = 1
15
10
5
83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02
New York
Tokyo
Oslo
London

Source: OSE Index (TOTX 1983-2001, OSEBX 2002), Dow Jones Industrial Average, FT-SE 100, Nikkei Indeks

TRENDS IN SICKNESS ABSENCE IN NORWAY


1998
7.4
1999
7.5
2000
7.2
2001
6.9
2002
7.5
%
0
1
2
3
4
5
6
7
8

Executive Board and the auditor may be found in Note 4 to the accounts for Orkla ASA (page 36).

HEALTH, SAFETY AND ENVIRONMENT (HSE)

Orkla is engaged in systematic environmental efforts that are characterised by a coherent, long-term approach and a desire to contribute to sustainable development. There is focus on preventive health, safety and environmental measures, the Precautionary Principle and the Life-Cycle Principle. The details of Orkla's environmental programmes are formulated by the individual business areas on the basis of the requirements laid down for each area.

Sickness absence in Orkla's Norwegian companies increased in 2002 to the same level as at the end of the 1990s. Various measures have been implemented to turn this trend around. The injury rate (H-value) has been stable for the past three years. There were no reports of serious accidents or of major damage to buildings or production equipment.

Orkla makes continuous efforts to limit the negative environmental consequences that may occur throughout the value chain and is sensitive to the growing environmental demands of customers, consumers and employees. All the environmental requirements laid down by the local community and the authorities must be conformed to. Orkla strongly emphasises the importance of building trust and confidence. Orkla's products must therefore be based on safe raw materials and manufactured using methods that are acceptable to customers and consumers, and Orkla imposes increasingly strict requirements on its suppliers with respect to product safety and environmental standards. The Group has adopted a wait-and-see policy on the use of modern gene technology in the production of food products.

In the course of the year, there were no incidents that resulted in serious damage to the external environment. Drills are held regularly to train staff to deal with various types of emergency situations.

Orkla's Chemicals business is extremely energy-intensive and food production is dependent on access to substantial quantities of high-quality water. Consequently, most of Orkla's production plants work systematically on comprehensive saving and investment projects to reduce energy and water consumption. For financial reasons, Orkla has chosen to use several different energy sources, which means that there are annual variations in emissions of greenhouse gases.

TRENDS IN H-VALUES* AT ORKLA IN NORWAY. THE SAME TRENDS APPLY TO THE ENTIRE GROUP


1998
11.3
1999
8.6
2000
9.3
2001
9.5
2002
9.4
0
2
4
6
8
10
12

*Number of injuries per million working hours

The distribution of consumer products, such as beverages, food and detergents, has a significant impact on the environment. Orkla is therefore focusing on rationalising transport and adapting and reducing the weight of all packaging. High priority is also given to using materials that can be recycled in an appropriate manner. Orkla companies are active members of several organisations established by business and industry in the Nordic region to collect and recycle packaging.

More detailed information about Orkla's environmental efforts and status in the various business areas may be found on the Internet **www.orkla.com/environment**

CORPORATE GOVERNANCE

International scandals have uncovered reprehensible practices in several large and previously well-reputed companies. These reprehensible practices have been related to unclear governance systems, a lack of delimitation between different roles, but also to unreasonable reward systems. Furthermore, incorrect accounting practices, a general lack of transparency and differential treatment of shareholders have led to a lack of confidence among shareholders and other interested parties.

The Board of Directors of Orkla ASA is concerned to ensure that both shareholders and other parties have confidence in the company and believe that Orkla adheres to good practices in the field of financial reporting, governance and control, equal treatment of shareholders and other important governance areas. The Board regularly discusses its working methods. A special Compensation Committee has been established to review pay and conditions policy for senior employees of the Orkla Group. The Board plays an independent role in relation to the management and there have, in general, been few cases where one or more Board members have had to disqualify themselves due to conflict of interest. Remuneration for the members of the Board of Directors is provided in the form of a fixed annual sum determined by the Corporate Assembly.

Orkla has one class of share and each share has one vote. Independent election committees are responsible for proposing candidates for election by shareholders to both the Corporate Assembly and the Board of Directors. The Board is also concerned to ensure that information from the company is disseminated to shareholders equally and provides a correct picture of the underlying situation on an ongoing basis.

Orkla has transparent accounting procedures which provide open, detailed breakdowns of the various business areas and are based on accounting principles that are very similar to the International Accounting Standards (IAS). Bonus systems are generally long-term in nature and all the expenses incurred are charged against income on an ongoing basis. A more detailed description of matters relating to corporate governance is provided on page 76 of this annual report.

ALLOCATION OF PROFIT FOR THE YEAR

In 2002, Orkla ASA's profit for the year totalled NOK 1,778 million. The Board of Directors proposes the following allocations (NOK million):

Allocated to dividend	(708)
Allocated to free reserves	(1.070)
Total	(1.778)

The proposed dividend of NOK 3.40 per share is almost 5 % higher than the dividend for 2001 and equivalent to a payout ratio of 44 % (dividend as a percentage of earnings per share).

OUTLOOK FOR 2003

Uncertainty still reigns with respect to global economic developments in 2003. Most of Orkla's product groups in the Branded Consumer Goods area are only moderately affected by the general economic situation and profit growth is more affected by the competitive situation on individual markets. As far as future prospects can be judged at the time of writing, Orkla Foods, Orkla Brands and Orkla Beverages collectively appear likely to achieve a certain amount of profit growth. For example, Carlsberg Breweries anticipates an estimated rise in operating profit before goodwill amortisation of 5–10 % in 2003 in local currencies. For Orkla Media, there is still no sign of improvement on the advertising markets. However, cost reduction measures that have already been implemented are expected to improve profit performance. The Chemicals area is exposed to global economic trends and exchange rates, and the operating parameters are weaker for the Chemicals business at the beginning of 2003 than they were at the same time 2002.

The uncertain global economic situation also affects the stock markets. For Orkla's Financial Investments division, the realisation of portfolio gains in 2003 will depend on a positive market trend. A possible decline on the stock market will result in unrealised losses that will have to be reflected in the accounts.

The trend in the Norwegian economy, with a strong NOK and high wage growth, gives cause for concern and will have a negative impact on the competitiveness of Orkla's Norwegian companies. This will in turn affect Orkla's investment in Norway, since, over time, the Group must locate its businesses in places where it has the best competitive advantages.

Oslo, 19 February 2003
The Board of Directors of Orkla ASA


JOHAN FR. ODFJELL
Chairman


KJELL E. ALMSKOG


JONNY BENGTSSON


SVEIN S. JACOBSEN


ANNE BIRGITTE LUNDHOLT


ÅSE AULIE MICHELET


BJÖRN SAVÉN


ARVID F. STRAND


STEIN STUGU


CHRISTEN SVEAAS


KJELL KJØNIGSEN
Observer


JOHNNY NIELSEN
Observer


FINN JEBSEN
President and Group CEO



> INCOME STATEMENT

The income statement shows total revenues for the Group and the expenses involved in maintaining sales at this level. So as to distinguish more clearly between the financial period's ordinary, underlying operations and items arising from acquisitions/ items substantially relating to other periods, the income statement distinguishes between operating profit before goodwill amortisation and other revenues and expenses, on the one hand, and operating profit after amortisation of acquired goodwill and revenues and expenses relating to other periods, on the other. Profit before tax also includes financing of operations and investment income. Investment income includes portfolio gains, dividends received and profits from investments in associates in which the Group has a significant influence, e.g. Jotun (42.5 % ownership), and therefore includes its share of the profit for accounting purposes. Minority interests represent that part of the profit/ loss for the year that must be assigned to external interests in the Group's subsidiaries. Most of the minority interests can be found in Carlsberg Breweries, mainly in connection with Baltic Beverages Holding.

Amounts in NOK million	Note	2002	2001 [1]	2000
Revenues	*1*	**42,313**	44,309	33,552
Other operating revenues		**666**	490	531
Operating revenues	*15*	**42,979**	44,799	34,083
Cost of materials		**(14,036)**	(14,791)	(13,850)
Payroll expenses	*3*	**(9,636)**	(9,867)	(7,346)
Other operating expenses	*4*	**(13,412)**	(14,307)	(8,219)
Ordinary depreciations and write-downs of tangible assets	*20*	**(2,232)**	(2,148)	(1,618)
Operating profit before goodwill and other revenues and expenses	*15*	**3,663**	3,686	3,050
Ordinary goodwill amortisation and write-downs	*20*	**(499)**	(454)	(479)
Other revenues and expenses	*23*	**(143)**	28	36
Operating profit		**3,021**	3,260	2,607
Profits from investments in associates	*18*	**305**	1,510	242
Dividends		**369**	545	555
Gains and losses/write-downs portfolio investments	*9*	**(95)**	(760)	2,727
Financial items, net	*5*	**(1,193)**	(1,302)	(960)
Profit before taxes		**2,407**	3,253	5,171
Taxes	*13*	**(630)**	(773)	(1,388)
Profit for the year		**1,777**	2,480	3,783
Of this minority interests	*16*	**166**	211	182
Earnings per share fully diluted (NOK)	*See page 39-41*	**7.7**	10.7	17.0
Earnings per share fully diluted , adjusted (NOK) [2]	*See page 39-41*	**10.6**	12.8	19.3

[1] Re-classifications have been made between cost of materials and other operating expenses in the figures for 2001 to make them comparable with 2002.
[2] Excluding other revenues and expenses and goodwill amortisation.

› BALANCE SHEET

The balance sheet shows the Group's total assets, broken down into long-term and short-term assets, and how these are financed. Long-term assets are assets intended for permanent ownership or use. Other assets are short-term assets. Long-term assets may be tangible assets such as machinery and plants, property and buildings, but also include intangible assets, investments in associates and other financial long-term assets. Intangible assets largely correspond to the excess value paid by the Group for other enterprises (goodwill). Goodwill is different from other long-term assets in that, unlike tangible assets, its depreciation does not indicate a corresponding need for reinvestment. Short-term assets include inventories and trade receivables, items that have a one-year cycle, the share portfolio (book value), cash and cash equivalents. The Group's equity consists of shareholders' funds, divided between paid-in and earned capital, and minority interests representing that part of equity which must be assigned to external interests in the Group's subsidiaries. Provisions represent pensions, deferred tax and other provisions mainly related to restructuring projects. Interest-bearing liabilities consist of the Group's total borrowings and represent loans from several different credit institutions and with different maturity. Short-term liabilities fall due within a year. Other short-term and long-term liabilities are interest-free borrowings, and mainly consist of trade creditors, tax withholdings, and accrued unpaid public taxes/charges.

Amounts in NOK million	Note	2002	2001	2000
Intangible assets	*20*	**5,944**	5,978	6,402
Tangible assets	*20*	**17,131**	17,477	14,889
Investments in associates	*18*	**2,187**	1,975	2,551
Other financial long-term assets	*2*	**1,524**	3,004	854
Long-term assets		**26,786**	28,434	24,696
Inventories	*7*	**4,069**	4,528	3,942
Receivables	*8*	**8,091**	7,964	5,638
Portfolio investments etc.	*9*	**11,998**	11,599	12,758
Cash and cash equivalents	*6, 15*	**2,178**	2,120	1,613
Short-term assets		**26,336**	26,211	23,951
Total assets	*15*	**53,122**	54,645	48,647
Paid-in equity	*14*	**2,023**	2,038	2,037
Accumulated profit	*14*	**15,777**	15,931	14,410
Minority interests	*16*	**891**	988	854
Equity		**18,691**	18,957	17.301
Provisions	*12*	**1,897**	2,147	2,093
Long-term interest-bearing liabilities	*10, 11*	**17,980**	18,483	15,793
Long-term liabilities and provisions		**19,877**	20,630	17,886
Short-term interest-bearing liabilities	*10, 11*	**4,463**	4,229	3,953
Other short-term liabilities	*8*	**10,091**	10,829	9,507
Short-term liabilities		**14,554**	15,058	13,460
Equity and liabilities		**53,122**	54,645	48,647

Oslo, 19 February 2003
The Board of Directors of Orkla ASA


Johan Fr. Odfjell
Chairman


Kjell E. Almskog


Jonny Bengtsson


Svein S. Jacobsen


Anne Birgitte Lundholt


Åse Aulie Michelet


Björn Savén


Arvid F. Strand


Stein Stugu


Christen Sveaas


Kjell Kjønigsen
Observer


Johnny Nielsen
Observer


Finn Jebsen
President and Group CEO

> CASH FLOW STATEMENT

Orkla's cash flow statement is meant to explain how the Group's net interest-bearing liabilities (interest-bearing liabilities net cash and other interest-bearing assets) have changed from one accounting period to the next. The first part shows the cash flow from the Industry division. Cash flow from operating activities shows how the operating profit for the period manifests itself in cash flow terms after allowing for depreciation (no cash effect) and making corrections for changes in tied-up receivables, inventories and working capital facilities. Any gains/losses included in the operating profit are relocated to sales of tangible assets. Free cash flow from operating activities shows the cash flow remaining after necessary replacement and environmental investments have been carried out and outmoded assets have been sold at scrap value. Free cash flow from the Industry division shows total cash flow from the division after net deductions of borrowings. Free cash flow from Financial Investments shows equivalent figures, before net purchase/sale of portfolio investments. The Group's cash flow before capital transactions after taxes have been paid shows the Group's self-generated cash flow. Cash flow before expansion shows similiar figures after dividends and share buy back are paid for. Expansion investments are capacity-increasing investments directly in Group activities, sold companies represent the sales value of companies sold, acquired companies represent expansion into new activities, while the net purchase/sale of portfolio shares and properties represents net tied-up capital in financial investments over and above any realised gains. The total of all these constitutes the Group's net borrowing requirements or the potential for repaying liabilities after correcting for book exchange-rate effects on foreign borrowings. For further information about joint ventures, see Note 15 to the Group accounts.

Amounts in NOK million	Note	2002	2001	2000
Industry division:				
Operating profit		**2,981**	3,231	2,533
Depreciation and write-downs		**2,895**	2,606	2,077
Changes in net working capital		**195**	12	(353)
Cash flow from operating activities	*See page 43-45*	**6,071**	5,849	4,257
Sale of tangible assets		**491**	452	287
Replacement expenditures and environmental investments	*20, see page 43-45*	**(2,334)**	(2,412)	(1,730)
Free cash flow from operating activities		**4,228**	3,889	2,814
Financial items, net		**(1,143)**	(1,301)	(990)
Free cash flow from industry division		**3,085**	2,588	1,824
Free cash flow from Financial Investment division		**715**	955	(77)
Taxes paid		**(973)**	(1,192)	(560)
Miscellaneous		**(207)**	(116)	(47)
Cash flow before capital transactions		**2,620**	2,235	1,140
Dividends paid		**(781)**	(739)	(597)
Net share buy-backs		**(351)**	(64)	(35)
Cash flow before expansion		**1,488**	1,432	508
Expansion investments, Industry division	*20, see page 43-45*	**(740)**	(726)	(1,233)
Sold companies		**210**	2,455	121
Acquired companies	*20, see page 43-45*	**(1,920)**	(4,769)	(2,280)
Net purchases/sales portfolio investments/properties		**(920)**	41	657
Net cash flow		**(1,882)**	(1,567)	(2,227)
Exchange rate impact on interest-bearing items		**1,498**	416	(45)
Change in gross interest-bearing liabilities		**(269)**	2,966	1,917
Change in liquid assets/interest-bearing receivables		**653**	(1,815)	355
Change in net interest-bearing liabilities		**384**	1,151	2,272
Net interest-bearing liabilities	*10*	**19,516**	19,132	17,981

ACCOUNTING PRINCIPLES

The Group accounts have been prepared in accordance with laws and regulations, as well as Norwegian GAAP. All amounts are in NOK million unless otherwise stated.

The sections above the income statement, balance sheet, cash flow statement and notes have been inserted to provide a more detailed explanation of the various presentations.

PRINCIPLES FOR PREPARATION OF THE GROUP ACCOUNTS

The Group accounts show the total profit/loss and the total financial position when the parent company Orkla ASA and its controlling interests in other companies are presented as a financial whole. Companies in which the Group has sole controlling interest (Subsidiaries) are consolidated 100 %, line by line in the Group accounts. Minority shares of the profit/loss after tax and share of equity are presented on separate lines. In companies where the Group shares the controlling interest with others (joint ventures), the Group's interest is consolidated line by line, using the proportionate consolidation method. Companies in which the Group has a significant influence (associates) are valued using the equity method and the Group's share of the profit/loss and equity in the associate is presented on separate lines in the consolidated income statement and balance sheet respectively. Other financial investments are presented at cost price to the Group using the cost method.

The principles for incorporating the controlling interests in other companies in the Group accounts, is the same for subsidiaries, joint ventures and associates. The cost price of the shares in the controlled companies is valued against the Group's share of the corresponding equity in the companies and the difference between cost price and the Group's share of the equity is allocated primarily to those of the company's tangible assets (or incurred obligations) whose value deviates from book value. Any residual value is treated as "goodwill" in the Group accounts.

Investments in foreign subsidiaries are independent units and have been translated using the exchange rate at 31 December for the balance sheet and monthly average exchange rates for the income statement. Translation differences have been charged directly against equity.

ACCRUAL, CLASSIFICATION AND VALUATION PRINCIPLES

In accordance with Norwegian GAAP the financial statements are based on the transaction, earned income, matching and prudence principles and on the all-inclusive income concept. Account is taken of hedging. When uncertain, the best estimate is used. The financial statements are prepared according to uniform and consistent principles. The statements are based on the going concern assumption principle.

Classification of accounting items. All assets relating to the commodity cycle, receivables due within one year and "assets not intended to be permanently retained or used in the business" are short-term assets. Other assets are fixed assets. The dividing line between short-term and long-term liabilities is one year prior to the maturity date.

Operating revenues are revenues after deduction of discounts, VAT, and other public charges.

Short-term assets and fixed assets. Valuation of short-term assets is effected at the lower of original cost and market value. Fixed assets are valued at original cost less accumulated ordinary depreciation. If the market value of a fixed asset has suffered a permanent diminution, it is written down, but this will be reversed (not goodwill) if the reasons for the write-down no longer exist. Investments in associates are valued in accordance with the equity method (see above).

Trade receivables are valued at estimated realisable value at 31 December. Provisions have been made for bad debts.

Inventories of materials are valued at the lower of cost or market value based on the FIFO principle. Finished goods and work in progress are valued at cost of production. A provision is made for obsolescence.

Shares and other investments which represent financial investments, separate from the Group's strategic industrial investments, are classified as short-term assets and valued using the portfolio principle. The portfolio is managed as a whole and an adjustment in value is only made if the aggregate holdings have a lower value than original cost. The book value and market value of the largest holdings of listed securities are specified in note 9. The market value of unlisted investments has been fixed at cost price unless there is information that justifies a different value.

Individual investments in the portfolio which have incurred a long-term fall in value are written down. In view of Orkla ASA's investment strategy, the securities portfolio does not satisfy the criteria for use of the market value principle pursuant to section 5-8 of the Accounting Act. The investments are undertaken for financial reasons, without necessarily exploiting short-term fluctuations in the market. Long-term shareholdings and other interests which are not treated as investments in associates are recorded using the cost method. The cost method means that shares/investments are recorded in the balance sheet at cost and cash payments received are treated as dividends.

Tangible assets are capitalised and depreciated if they are material and have a useful economic life in excess of 3 years. Maintenance of fixed assets is recorded as an operating cost, whereas expenditure on additions or improvements is capitalised and depreciated in line with the corresponding asset. Asset replacements are capitalised. Excess values arising from acquisitions are allocated in the Group accounts to the relevant fixed assets and depreciated accordingly.

Intangible assets are identifiable intangible assets and goodwill. Expenses relating to self-developed intangible assets in the form of new trademarks etc. are expensed directly, since the future financial benefits to the company cannot be identified with any degree of certainty at the time of launching. The costs of intangible assets taken over by the company through acquisitions are entered indirectly in the balance sheet in the form of goodwill. In an overall perspective it would be both inaccurate and inexpedient to distinguish between cash flow from intangible assets and other cash flows. Compensation of such values will be recognised as goodwill. Balance-sheet items relating to self-developed or specially adapted computer programs are presented as intangible assets.

Research and development (R&D). R&D costs are expensed as incurred. R&D costs are costs incurred by the Group for research and development and studies of existing/new products, production processes etc. in order to secure future earnings. The term includes salaries. See note 19.

Goodwill is the difference between the consideration paid for an acquired enterprise and its book value after having assigned the excess/deficient value to tangible assets. The term goodwill, therefore, covers elements of intangible assets such as trademarks etc. as well as elements of e.g. synergy and future earning potential. Goodwill in the balance sheet relates to acquisitions. Goodwill is amortised over its expected useful life, in accordance with calculations made at the time of purchase and depending on its constituent elements, but never over more than 20 years. Goodwill relating to new acquisitions is explained in note 20.

Pensions. Accounting for pension costs is in accordance with the preliminary Norwegian accounting standard on pension costs. Pension costs and liabilities for defined benefit plans are calculated using assumptions about discount rates, future salary adjustments, state pension benefits, future returns and actuarial calculations on deaths and early retirement, etc. The pension funds are valued in the balance sheet at market value less net pension liabilities. Any over-funding is recorded in the balance sheet to the extent it is likely that it may be utilised or repaid. Changes in the pension liability due to changes in the pension plan are allocated to the income statement over estimated average remaining contribution time. Changes in pension assets and liabilities due to changes in and deviations from the calculation assumptions (estimate changes) are allocated to the income statement over the estimated average remaining contribution time for the part of the differences that exceed 10 % of the gross pension liability (or pension assets if larger). The treatment of unamortised differences, defined contribution plans and SPP funds is disclosed in note 3.

Foreign currency translation. The treatment of foreign currency in the Group differs between hedged and unhedged items. "Hedged" means that the financial effect of fluctuations in the relevant currency has been minimised. Balance sheet items which hedge each other are presented at the exchange rate on the balance sheet date while balance sheet items which are hedged by off-balance sheet financial instruments are presented using the hedge rate. Hedging transactions undertaken to hedge contractual cash flows are valued together with these cash flows, and unrealised gain/loss is not recognized. For hedging transactions which do not cover contractual cash flows unrealised losses are expensed under the caption "Financial items" and are reclassified and recorded at fair value as operating items at maturity. Other foreign currency items are presented at the current rate of exchange and the profit or loss is recognised.

The gain/loss on debts that hedge the net investments in foreign subsidiaries is reversed at Group level and posted against translation differences under equity.

Portfolio investments are hedged against currency exposure. The hedging effects are posted in the balance sheet on a continuous basis and reversed in step with changes in exchange rates, the posting of realised gains and losses in the income statement, and any write-down of the portfolio.

Interest. Interest bearing instruments are reported on an accruals basis in the same way as interest on interest bearing liabilities and receivables. Unrealised gain/loss on fixed interest positions connected to interest bearing balance-items is not recognised.

Financial agreements. Financial agreements concerning future purchases/ sales of electric power securing future power production are valued as hedging contracts. Any net long positions in financial agreements on future purchases of power are valued using the lower value of original cost and market value.

Margin trading of electric power is valued using the lower value of original cost and market value.

Trading in soyabeans, soya meal and soya oil contracts securing the price margin on stocks, or securing opposite positions in soyabeans, soya meal and soya oil, is valued as hedging contracts. Unrealised loss on positions not secured is recognised in the income statement.

Taxes. The tax charge is based on the financial result and consists of the aggregate of taxes payable and changes in deferred tax. Deferred tax is calculated at the nominal tax rate for timing differences arising between accounting and tax values. Deferred tax on acquisitions is computed at present value.

No tax has been computed on the withheld profit/loss of associates (see note 13), nor have the deferred tax effects on translation differences against equity been computed.

Uncertain commitments (provisions). Accounting for provisions is in accordance with the preliminary Norwegian accounting standard. Provisions are made whenever it is resolved to implement measures leading to substantial changes in the scope of Orkla's business operations or the way in which they are run.

Such provisions are made on the basis of the best estimate of the expenses that are expected to accrue. Uncertain provisions will be included in the accounts if there is more than a 50 % probability that they will be utilised for settlement. The best estimates are used for calculating the settlement value. Other material matters are commented on in note 12.

CARLSBERG BREWERIES

For accounting purposes, Orkla treats Carlsberg Breweries as a joint venture based on the content of the shareholder agreement between the two parties. Consolidation of the Carlsberg Breweries group as a joint venture entails inclusion of Orkla's 40 % interest line by line in the Group accounts, using the proportionate consolidation method and based on accounts in Danish kroner. This also applies to the Group's cash flow, but access to liquid assets in Carlsberg Breweries is naturally more limited than for subsidiary companies.

Carlsberg Breweries' accounts have been prepared in accordance with Danish accounting practice. After the new Danish Accounting Act came into force on 1 January 2002, the differences between Norwegian and Danish accounting practice have been reduced. Changes in equity in Carlsberg Breweries that arose as a result of the transition to the new accounting legislation have been regulated against historical goodwill in Orkla (reduced by NOK 318 million) since the establishment of Carlsberg Breweries was carried out as a pooling of interests. For practical purposes, the Orkla Group accounts are based directly on the principles applied in the Danish accounts and will only be adjusted when items are classified differently. An exeption to this approach is treatment of goodwill where Orkla treated the merger as a pooling of interests and therefore has different values for opening balance and historical goodwill than Carlsberg Breweries. Items charged directly against equity in Carlsberg Breweries in 2002 are recognised as goodwill in Orkla (increase of NOK 308 million). All acquisitions made by Carlsberg Breweries since the purchase of Feldschlösschen in autumn 2000 have been treated in the same way in the balance sheet of both Orkla and Carlsberg Breweries, but the period of amortisation is slightly different.

The differences in the accounting practices and reporting systems of Orkla and Carlsberg Breweries otherwise give rise to some uncertainty as regards certain specifications and assessments, but this is not expected to have a significant effect on the evaluation of the Orkla Group accounts.

INTERNATIONAL ACCOUNTING STANDARDS (IAS)

In February 2001, the EU Commission resolved that by 2005 all listed companies in the EU are to prepare their financial accounts in accordance with the International Accounting Standards (IAS). Under the EEA Agreement, Norwegian companies are subject to the same requirements as regards the presentation of accounts as EU companies. As from 2005, therefore, Orkla will have to prepare its accounts in accordance with the IAS.

Considerable changes are taking place in the current IAS, a process that will continue until 2005. Through improvement, convergence and leadership projects, the IAS are to be improved, coordinated with US rules (USGAAP) and updated in areas that until now have not been regulated. It is assumed that the standards will undergo significant changes in the run-up to 2005.

At the same time, Norwegian accounting legislation is to be evaluated and adapted to the new situation, a process on which work has already begun. A recommendation for a new Norwegian Accounting Act is to be submitted in summer 2003.

So far, Orkla has concluded that it will not present figures in accordance with IAS until 2005. In view of the uncertainty inherent in the changes and further development of the IAS, making the transition to the new system at too early a stage could result in work having to be done twice. In the transitional year, only one year of historical figures are expected to be mandatory, so that comparable figures will be formally translated in accordance with the IAS standards as from 1 January 2004.

However, Orkla has begun work on identifying potential differences between Orkla's accounting principles and the current IAS. Preliminary analyses show that there do not seem to be significant differences between the accounting principles currently applied by Orkla and the IAS now in effect. Most of the Norwegian accounting standards contain a statement to the effect that they are "essentially" equivalent to the IAS, which supports Orkla's own analyses.

Orkla's industrial operations are basically uncomplicated from an accounting standpoint. In areas such as financial contracts for electric power and soya beans, which may be regarded as trading, new accounting and presentation requirements may become applicable. Apart from that, a review of the Group's business areas has resulted in greater focus on contracts, particularly related to purchasing, which will probably entail increased disclosure requirements.

As regards Orkla's financial operations, standards such as IAS 39 may introduce new requirements for interest rate and currency hedging. Based on a preliminary assessment, it has been concluded that the Group will be able to continue to pursue its currency strategy without significant accounting effects, but there will be increased requirements relating to documentation of hedging relationships and hedging effectiveness. For approved hedging contracts, requirements as regards the capitalisation of currency hedges and the use of fair market value will result in unrealised currency effects related to the hedging of future cash flows being temporarily recognised in equity. For currency hedges that do not satisfy the documentation requirements, the currency effects will have to be recognised in the income statement as and when they occur. It is assumed that Orkla's hedging transactions will essentially be hedges meeting the requirements in IAS 39. As regards the hedging of interest rate risk, which is only undertaken by the Orkla Treasury Centre, it is assumed that most of the contracts will qualify for accounting treatment as hedging.

As far as accounting for the Financial Investments division is concerned, the use of fair value will be a key issue. The share portfolio, real estate and forests will probably all be presented at fair value in the balance sheet. Their presentation in the income statement will to some extent depend on the way they are classified in the balance sheet. The portfolio may be divided into a "trading" part and an "available for sale" part. The value of the former will be regulated in the income statement, while the latter will only be recognised at its fair value in the balance sheet with changes in value being entered temporarily against equity. Changes in the market value of real estate and forest will probably be recognised as items in the income statement.

When acquisitions are made, Orkla has chosen to present values that are in excess of what can be ascribed to tangible fixed assets as goodwill. It is uncertain whether it will be possible to continue this practice under an IAS regime. There is also uncertainty regarding the treatment of historical acquisitions. In accordance with the IAS's own exposure draft, it appears as though requirements will be "relaxed" for earlier business combinations.

There is a certain amount of uncertainty as regards changes in the IAS relating to the use of the proportionate consolidation method for joint ventures. Under USGAAP, this method is not permitted. Should the IAS choose the same solution as the USGAAP, Orkla would have to present its investments in companies such as Carlsberg Breweries and Chips Scandinavian Company as associates.

As soon as the solutions presented by the IAS appear to be "final", Orkla will define the differences between the IAS and Orkla's accounting principles more specifically. During the run-up to 2005, the Norwegian Accounting Standards Board will be adapting its standards in accordance with the changes made in the IAS, and Orkla will follow these recommendations as far as possible.

> NOTES

The notes are partly intended to give a more detailed description of the items in the income statement, balance sheet and cash flow statement and partly to describe circumstances not directly related to the accounts but which may nevertheless be very important to those using the accounts. The latter may for instance apply to information about commitments not included in the accounts (note 22), mortgages and guarantees (note 17), conditions relating to foreign-exchange strategy and Group borrowings (notes 10 and 11) and information about major co-operative agreements with other parties (note 21). Together with the accounting figures, such information is essential in order to understand the Group's past and future development. The Report of the Board of Directors together with the Financial Statements (Income Statement, Balance Sheet, Cash Flow Statement and notes) give comprehensive information about the company's operations and financial position.

1 REVENUES SEGMENT INFORMATION - GEOGRAPHICAL MARKETS

Most major enterprises supply products and services or operate in geographical areas where profitability, future development potential and risk vary. Segment information is provided for both business areas and geographical markets and is intended to provide users of the financial statements with a better understanding of an enterprise's activities and a more reliable basis for evaluating its earnings. A geographical breakdown of the Group's sales revenues, based on where the customers are, and the capital employed, based on where the companies are located, in the most important markets in which the Group operates, is set out below. The capital employed is a measure of the enterprise's "total working capital" and comprises net of trade receivables and inventories, interest-free liabilities relating to operations, as well as tangible assets and the book value of goodwill in the various markets. The shift in geographical proportions between 2000/ 2001 is mainly due to the establishment of Carlsberg Breweries.

Amounts in	Revenues			Capital employed[1]		
NOK million	2002	2001	2000	2002	2001	2000
Norway	**12,255**	12,068	13,155	**9,215**	8,954	10,524
Sweden	**6,682**	7,082	8,609	**4,103**	4,852	6,680
Denmark	**5,862**	6,619	1,569	**4,015**	4,279	2,935
Finland and Iceland	**1,732**	1,679	723	**960**	936	697
Nordic region	**26,531**	27,448	24,056	**18,293**	19,021	20,836
Rest of Western Europe	**8,839**	9,172	3,306	**5,636**	5,031	516
Eastern Europe	**4,750**	4,567	4,100	**3,908**	3,594	4,088
Asia	**1,114**	1,917	999	**671**	453	50
Rest of the world	**1,079**	1,205	1,091	**272**	728	552
Outside Nordic region	**15,782**	16,861	9,496	**10,487**	9,806	5,206
Total	**42,313**	44,309	33,552	**28,780**	28,827	26,042

1) The Group has also spent NOK 12 billion on financial investments in different geographical areas. See note 9 for a split between Norwegian/foreign investments.

For further information please see pages 43–45, "Summary accounts for the business areas".

OTHER LONG-TERM FINANCIAL ASSETS 2

Other long-term financial assets comprise financial investments intended for permanent ownership or use. This is a presentation of shares which are strategic, but where ownership or influence does not qualify for reporting as an associate company. These shares are presented at cost price and only dividend received (if any) is taken to income in the group accounts. Also included are net pension premium reserves in companies having greater pension premium reserves than commitments (over-financed schemes) and other receivables falling due in more than one year's time.

Amounts in	Book value			Share
NOK million	2002	2001	2000	owned
Chips Abp, A-share [1]		-	68	
Chips Abp, B-share [1]		-	83	
Suven Pharamaceuticals Ltd.	**36**	36	-	17,05 %
Financial long-term assets in Carlsberg Breweries [2]	**107**	675		
Miscellaneous	**145**	82	79	
Total shares	**288**	793	230	
Interests in partnerships	**2**	3	32	
Total shares and interests	**290**	796	262	
Loans to employees	**72**	153	88	
Pension funds	**187**	199	210	
Long-term interest-bearing receivables	**574**	1,460[3]	152	
Other long-term receivables	**401**	396	142	
Other long-term financial assets	**1,524**	3,004	854	

[1] Classified as associates from 1 January 2001.
[2] Represents several different minor investments made in Carlsberg Breweries.
[3] Loan to Carlsberg Breweries accounts for approximately NOK 900 million (external part 60 %).

3 PAYROLL EXPENSES

Payroll expenses are the total disbursements relating to remuneration to personnel employed by the Group and to Group officers. These expenses comprise direct salaries and holiday pay, fees to Group officers, any bonuses paid, the effect of employees' share and option programmes, pension expenses and public taxes/charges relating to the employment of personnel. The expenses can be broken down as follows:

Amounts in NOK million	2002	2001	2000
Wages and holiday pay	**(7,897)**	(8,199)	(5,798)
National insurance contributions	**(1,194)**	(1,148)	(1,190)
Pension costs	**(467)**	(435)	(250)
Other payments etc.	**(78)**	(85)	(108)
Payroll expenses [1]	**(9,636)**	(9,867)	(7,346)

[1]See note 1 for Orkla ASA.

BONUS SYSTEMS

The bonus system within the Industry division which is connected to EVA performance was essentially continued in 2002. Some 200 managers participate in the bonus system. As a rule, the bonus is weighted between the manager's own profit level and the overall profit level. In addition a certain part of the bonus is connected to achievement of personal non-financial goals.To ensure a long-term management perspective, a distinction is made between the earned bonus based on profit for the year and the bonus that is paid out. The earned bonus is transferred to a bonus bank account established for each manager, after which one third of the balance is paid out each year. If there is negative growth in EVA, the employee's bonus will be negative, which will reduce the bank balance and basis for bonus payments correspondingly. The balance on the individual bonus bank account may be negative. Any future bonus earned will first be applied to cover the negative balance, after which the employee will be paid a bonus. If the employee leaves Orkla, any remaining balance in the bonus bank account will not be paid out.

A provision of approximately NOK 31 million for earned bonuses has been made in the Group accounts for 2002. The amount includes EVA-bonus, bonus based on personal goals as well as related national insurance contribution. In addition a total of NOK 8 million in negative bonuses has been triggered. This amount has not been taken to income in the Group accounts, but has been charged to the individual bonus bank accounts in the form of negative balances. These balances may not be taken to income in the Group accounts, but have to be netted against future positive bonuses in the accounts. It is mainly managers within Orkla Brands who have earned EVA-based bonuses in 2002, whereas negative EVA-bonuses have been triggered in Orkla Media.

The Orkla Group also has a bonus programme for managers in which the amount of the bonus is linked to the performance of the Orkla share price. Around 100 managers are included in this programme, under which bonuses are not paid out to managers until three years at the earliest from the date on which they were awarded. The obligation to pay a bonus to managers is hedged against increases in the Orkla share price by means of a hedging agreement with a financial institution. The hedging level has been reduced during the year and the effect of the decrease has been charged to equity of the Group (NOK 19 million). The net cost for the year is NOK 18 million related to financial cost of the hedging. Due to the negative price performance of the Orkla share, no further accrual has been made in 2002. Apart from the hedging described above, a provision of NOK 60 million has been made to cover possible future obligations.

PENSION PLANS

Defined benefit plans

12,400 of the Group's present employees and 6,200 former employees are covered by pension schemes that are classified as funded benefit plans. In addition 1,300 present employees and 2,400 former employees are covered by benefit plans that are paid from the companies' operations. Unfunded pension schemes primarily consist of schemes that are not tax deductible before pensions are paid to the employees and therefore not funded.

The Group's benefit plans are primarily concentrated in Norway, Sweden, England and Switzerland. These countries account for 48 %, 7 %, 15 % and 26 %, respectively, of the Group's gross pension liability.

The schemes in Norway are primarily "net schemes" that do not link the Group's liability to changes in benefits from the Norwegian National Insurance Fund. The Group's legal obligations are not influenced by the accounting treatment.

Pension costs for the year for the Group's benefit plans are calculated by independent actuaries. In Norwegian and Swiss companies the calculations are based on the Group's demographic information as of 1 January 2002. In Sweden the calculations are based on information as of 1 January 2003 whereas the costs in England are based on information as of 1 January 2001.

The return on plan assets for 2002 has been substantially lower than the anticipated long term return. In line with GAAP the effect of these deviations are not expensed in 2002, but are spread over remaining pensionable service for the share exceeding a corridor of 10 %.

Contribution plans

Contribution plans comprise schemes whereby the companies make annual contributions to the employees' pension schemes. The employees bear the risks as regards return on the pension funds and thus for the amount of the ultimate benefits. Contribution plans also comprise pension schemes common to several companies and where the pension premium is set independently of demographic profile in the various companies (so-called multi-employer plan). Certain plans, especially in Denmark, are accounted for as contribution plans.

SPP in Sweden

The Swedish life insurance company SPP has over the years accumulated large profits that for 2000 and subsequent years may be used by the member companies for pension purposes.

The Orkla companies have thus been credited for funds that have reduced operating costs by NOK 20 million in 2002 (NOK 21 million in 2001) and funds that reduce other costs (early retirement compensation related to restructuring) by NOK 12 million in 2002 (NOK 20 million in 2001). No further profits from SPP are expected to be released.

Assumptions

	Norway	Sweden	England	Switzerl.
Discount rate	6 %	6 %	5.5 %	3.5 %
Future salary adjustment	3 %	3 %	3.3 %	2 %
Average remaining pensionable service	15 years	12 years	15 years	12.5 years
Adjustment of benefits/ NI multiplier	2 %	2 %	3 %	1.3 %
Return on pension funds	7 %	-	8.5 %	5.3 %
Estimated return 2002	0 %	-	-21 %	-

The assumptions for 2001 have been considered and, apart from those for England, have been maintained in 2002.

Breakdown of net pension costs

Amounts in NOK million	2002	2001	2000
Present value of this year's pension benefits (including national insurance contributions)	**(226)**	(213)	(152)
Interest expenses on pension liability	**(311)**	(307)	(235)
Expected return on pension funds	**314**	285	204
Amortisation of deferred liability due to differences between plan/assumptions	**(37)**	(9)	(8)
Net pension cost of benefit plans	**(260)**	(244)	(191)
Contribution plans	**(227)**[1]	(212)	(97)
SPP funds (Sweden)	**20**	21	38
Net pension costs	**(467)**	(435)	(250)

[1]In addition NOK 12 million is covered from SPP funds.

Breakdown of net pension liability at 31 December

Amounts in NOK million	2002	2001	2000
Gross pension liability	**(5,966)**	(5,942)	(4,046)
Pension funds (market value)	**4,502**	4,999	3,102
Actual net pension liability	**(1,464)**	(943)	(944)
Unamortised differences from plan/assumptions	**781**	187	91
Capitalised net pension liability	**(683)**	(756)	(853)
Capitalised pension liability	**(870)**	(955)	(1,063)
Capitalised pension funds	**187**	199	210

Breakdown of pension funds (market value) at 31 December

	2002	2001	2000
Liquid assets	**3 %**	2 %	2 %
Money market investments	**5 %**	4 %	7 %
Bonds	**50 %**	41 %	41 %
Loans	**-**	4 %	4 %
Shares	**30 %**	35 %	34 %
Property	**12 %**	14 %	12 %
Total pension funds	**100 %**	100 %	100 %

	2002	2001	2000
Average number of employees	**31,750**	31,456	26,899

4 OTHER OPERATING EXPENSES

Other operating expenses comprise all expenses other than payroll expenses and depreciation. Major expense items are specified below.

Amounts in NOK million	2002	2001	2000
Freight costs	**(3,040)**	(2,498)	(1,135)
Repair and maintenance costs	**(893)**	(1,111)	(750)
Advertising [1]	**(1,802)**	(1,589)	(1,811)
Group auditor's fee (attest) [2]	**(10)**	(15)	(16)
Group auditors' fee (consulting) [2]	**(4)**	(3)	(15)
Other auditors' fee (attest)	**(20)**	(22)	(6)
Other	**(7,643)**	(9,069)	(4,486)
Total	**(13,412)**	(14,307)	(8,219)

[1] The decrease from 2000 to 2001 is largely due to the fact that approximately NOK 250 million have been reclassified from advertising to reductions in sales revenues. The amount relates to the harmonisation of joint advertising/week-long campaigns in Sweden.
[2] The auditor's fee applies to Orkla exclusive of Carlsberg Breweries. Orkla's 40 % share of the Group auditor's fee in Carlsberg Breweries amounts to around NOK 1 million. The Group auditor's consultancy fees cover Orkla exclusive of Carlsberg Breweries and are mainly audit-related. Carlsberg Breweries (40 % interest) also has Group auditor's consultancy fees amounting to about NOK 1 million.

5 FINANCIAL ITEMS, NET

Net financial items comprise all the Group's interest income and expenses relating to the Group's total borrowings and charges relating to new loans. These items also include the net exchange-rate effects of the Group's receivables and liabilities in foreign currencies, reported as exchange gains/losses. Gains/losses on securities not reported under Financial Investments may also be included.

Amounts in NOK million	2002	2001	2000
Interest income	**630**	543	397
Interest expenses	**(1,627)**	(1,747)	(1,267)
Net interest	**(997)**	(1,204)	(870)
Net foreign exchange gains/losses	**(85)**	(7)	(33)
Other financial items, net	**(111)**	(91)	(57)
Financial items, net	**(1,193)**	(1,302)	(960)

6 CASH AND CASH EQUIVALENTS

The Group's cash and cash equivalents comprise the Group's total cash, bank deposits and cash positions. Cash and cash equivalents are not the same as the Group's liquidity reserve. The high level of cash and cash equivalents are due to the Group being unable to direct all the Group's reported assets through its Group accounts system. This is particularly true of joint ventures (Carlsberg Breweries, Hjemmet Mortensen, Chips Scandinavian Company and Rzeczpospolita), in which the Group can not co-ordinate assets in the same way as for wholly owned enterprises. The Group's liquidity reserves are described in note 11.

Amounts in NOK million	2002	2001	2000
Cash and cash equivalents	**700**	532	822
Restricted deposits	**591**	405	39
Group bank account system	**696**	105	477
Short-term placements	**191**	1,078	275
Total cash and cash equivalents [1]	**2,178**	2,120	1,613

[1] Including cash and cash equivalents in joint ventures, see note 15.

INVENTORIES 7

The Group's inventories are specified in terms of both type of goods and business. Inventories comprise the Group's inventorized stocks of raw materials, work in progress, finished goods and merchandise at cost or manufacturing cost. Inventory presented here should, as for cost of material, be goods that are included in the finished product, including packaging. Any redundant stock that does not justify valuation at cost is valued at its expected future sales price.

Amounts in NOK million	2002	2001	2000
Raw material	**1,639**	1,938	1,642
Work in progress	**178**	227	178
Finished goods and merchandise	**2,252**	2,363	2,122
Total	**4,069**	4,528	3,942
Orkla Foods	**1,397**	1,512	1,426
Orkla Beverages	**1,092**	1,217	718
Orkla Brands	**402**	404	422
Orkla Media	**55**	62	60
Chemicals	**1,124**	1,336	1,313
Head Office/Unallocated	**(1)**	(3)	3
Total	**4,069**	4,528	3,942

SHORT-TERM RECEIVABLES AND LIABILITIES 8

Short-term receivables

Short-term receivables are receivables that will normally be paid within one month. The receivables relate to operations and will consist of trade receivables, other short-term receivables and prepayments. Trade receivables are under continous review and provisions for bad debts have been made for uncertain receivables.

Amounts in NOK million	2002	2001	2000
Accounts receivable	**5,560**	6,066	4,515
Advanced payment to supplier	**533**	163	258
Short-term receivables interest-bearing	**175**	-	-
Other short-term receivables	**1,823**	1,735	865
Total	**8,091**	7,964	5,638

Short-term liabilities

Short-term liabilities are liabilities relating to operations (trade creditors, unpaid public taxes/charges, holiday pay etc.), financial liabilities (payable interest) and unpaid tax and dividends. The common denominator for these items is that they all represent interest-free borrowings. Capital employed may only include liabilities relating to operations.

Amounts in NOK million	2002	2001	2000
Trade accounts payable	**2,909**	3,025	2,402
Unpaid tax, tax withholdings, holiday pay etc.	**1,400**	1,718	1,957
Tax payable	**549**	765	1,218
Dividends	**738**	722	646
Other short-term liabilities	**4,495**	4,599	3,284
Total	**10,091**	10,829	9,507



9 PORTFOLIO INVESTMENTS, ETC.

The Financial Investments division is one of the Group's three core business areas. The investments are managed as a portfolio. The portfolio consists exclusively of financial investments and is separate from the Group's strategic and industrial investments. The portfolio is characterised by a focus on large individual holdings. (See also description of portfolio performance in the report of the Board of Directors.) Investments in unlisted shares are valued (market value) at cost price, unless:
– Recent transactions reflect a significantly higher value. The transactions must involve arm's length third parties and be large enough to represent a genuine valuation of Orkla's investment.
– There has been a substantial reduction in value, in which case the market value of the investment will be reduced accordingly. The reduction in value will be reversed to cost price if the grounds for the reduction no longer exist.

Amounts in NOK	Number of shares	Book value	Market value	Industry	Share owned	Share of portfolio
Listed securities Norway						
Elkem	19,436,595	1,832	2,838	Materials	39.4 %	23.5 %
Storebrand	27,648,956	470	730	Bank and insurance	10.0 %	6.1 %
DnB Holding	16,091,900	559	539	Bank and insurance	2.1 %	4.5 %
Norsk Hydro	1,269,000	427	395	Energy	0.5 %	3.3 %
Rieber & Søn A	7,012,435	321	330	Food	8.8 %	2.7 %
Bergesen A + B [1]	2,547,948	362	315	Transportation	4.3 %	2.6 %
Steen & Strøm	3,161,635	180	288	Real estate	11.3 %	2.4 %
Hafslund A +B [2]	9,902,792	341	255	Utilities	5.1 %	2.1 %
Schibsted	2,723,431	234	193	Media	3.9 %	1.6 %
Storebrand 02/07		114	113	Bank and insurance	i/a	0.9 %
Dagbladet A + Pref. [3]	291,955	114	111	Media	24.2 %	0.9 %
Gjensidige NOR	481,960	89	111	Bank and insurance	0.6 %	0.9 %
Norske Skog	1,038,002	118	104	Materials	0.8 %	0.9 %
Nera	11,855,963	292	90	Tech. hardware & equipment	9.6 %	0.7 %
Rica Hotels	2,394,600	51	84	Hotel	10.0 %	0.7 %
Kverneland	1,076,633	156	83	Capital goods	8.7 %	0.7 %
Adresseavisen	326,427	72	66	Media	17.2 %	0.5 %
Håg	1,896,550	54	63	Commercial supplies	19.8 %	0.5 %
Oslo Børs Holding	499,500	57	60	Commercial services	10.0 %	0.5 %
Ekornes	690,700	63	57	Consumer durables	2.0 %	0.5 %
Orkla Finans 30	171,022	52	51	Mutual fund	i/a	0.4 %
Avantor	1,129,878	63	51	Real estate	5.8 %	0.4 %
Orkla Finans Nordic	538,397	48	48	Mutual fund	i/a	0.4 %
Miscellaneous		333	134			1.1 %
Total		6,402	7,109			
Listed securities Foreign						
Amersham plc	4,722,725	221	294	Pharmacy	0.7 %	2.4 %
Capio	4,983,500	148	273	Health care	6.4 %	2.3 %
KCI Konecranes	1,229,100	154	209	Capital goods	8.6 %	1.7 %
Lindex	1,433,600	74	194	Retailing	10.4 %	1.6 %
Baltika ord + pref. [4]	1,577,151	88	140	Beverages	1.2 %	1.2 %
Enter Sverige	156,815	145	74	Mutual fund	i/a	0.6 %
Transocean Inc.	425,000	131	69	Energy	0.1 %	0.6 %
Enter Sverige Fokus	127,786	122	67	Mutual fund	i/a	0.6 %
Vodafone	5,240,314	139	66	Telecommunication services	0.0 %	0.6 %
Bure	7,959,000	186	66	Investment	7.3 %	0.5 %
Carlsberg A + B [5]	198,721	74	58	Beverages	0.3 %	0.5 %
Dynea 10.08.15		57	53	Materials	i/a	0.4 %
Electrolux B	450,000	52	49	Consumer durables	0.1 %	0.4 %
Enter Obligasjonsfond	51,789	49	48	Mutual fund	i/a	0.4 %
Nobia	895,000	54	46	Capital goods	1.6 %	0.4 %
Skandia Försäkring	1,650,000	193	30	Bank and insurance	0.2 %	0.3 %
Miscellaneous		287	229			1.9 %
Total		2,174	1,965			
Unlisted securities						
Norway Seafoods Holding convertible loan [6]		557		Industrial	i/a	
Industri Kapital 2000	57,618,130	465		Private equity fund	3.6 %	
Industri Kapital 1997	57,000,161	397		Private equity fund	8.0 %	
Findus A + B [7]	33,175,886	227		Food	14.8 %	
Carema B	8,198,630	176		Health caare	26.2 %	
Dynea	818,205	113		Materials	3.8 %	
EAC Fund II	14,998,850	107		Private equity fund	8.2 %	
Northzone III	1,050,000	105		Investment	30.0 %	
Overseas Telecom	238,500	91		Investment	13.1 %	
H & B Capital	10,345,814	85		Investment	15.9 %	
Industri Kapital 1994	10,201,617	83		Private equity fund	8.3 %	
Qubus Hotel Holding	62,386	65		Hotel	19.7 %	
Dyno Nobel Holding loan		64		Materials	i/a	
Dockwise Transport	182,809	56		Transportation	3.7 %	
Carl Aller	6,500	50		Media	3.6 %	
Telenor Venture II	48,723	49		Investment	10.8 %	
Venture Partners MMF III Del LP	5,018,167	40		Investment	23.2 %	
Helly Hansen G.H loan		40		Retailing	i/a	
Boston Millennia Partners II	4,470,903	39		Private equity fund	2.7 %	
Helly Hansen G.H.	4,804,631	37		Retailing	16.7 %	
n3sport Pref. A + B [8]	553,015	35		Tech. hardware & equipment	40.0 %	
Skandia Investment	36,330,316	33		Private equity fund	10.0 %	
Dyno Nobel Holding	277,505	27		Materials	4.3 %	
Miscellaneous		264				
Total		3,205	2,653			
Shares owned by subsidiaries						
Nordstjernen Holding	393,750	437		Investment	35.0 %	
Enter Asset Management		38		Diversified financials	50.0 %	
Total		475	333			
Currency hedging, recorded in balance sheet		(386)				
Total portfolio investments [9]		11,870	12,060			

[1] Bergesen A: 1,423,275 shares, Bergesen B: 1,124,673 shares
[2] Hafslund A: 4,405,555 shares, Hafslund B: 5,497,237 shares
[3] Dagbladet A: 209,818 shares Dagbladet Pref: 82,137 shares
[4] Baltika ord: 1,295,275 shares, Baltika Pref: 281,876 shares
[5] Carlsberg A: 147,946 shares, Carlsberg B: 50,775 shares
[6] The interest is subject to annual adjustment, average interest in 2002 was 6.72 %
[7] Findus A: 9,769,855 shares, Findus B: 23,406,031 shares
[8] n3sport A: 477,281 shares, n3sport B: 75,734 shares
[9] In addition Orkla Media has investments in Internet companies totalling NOK 86 million and there are minor shareholdings in other companies totalling NOK 42 million.

10 CURRENCY, INTEREST AND COMMODITY INSTRUMENTS

This note gives an overview of Orkla's interest-rate and currency risk and how these are managed. The first part of the note addresses the Group's liabilities, giving an indication of how the balance sheet exposure is managed. It describes how liabilities are divided between the different currencies as shown in the table. The table also shows the fixed-interest period for liabilities. The interest level is also shown per currency for liabilities at year-end (this includes both floating and fixed-interest liabilities). Unrealised gain/loss on fixed-interest positions show the value that would result from the conversion of a fixed-interest position to a floating-interest position at year-end. The table shows net positions and in addition to loans (as shown in note 11), financial derivatives (forward contracts, options, forward-rate agreements (FRAs), interest and currency-swap agreements and interest-swap agreements) have also been used to achive the desired position. The second part of the note describes exposure and hedging relating to operations. The currency exposure relating to future cash flows is hedged with forward contracts/options. The risk relating to energy and commodity contracts which are traded on exchanges or similar market places as well as hedging of these is also described.

A) EXPOSURE RELATING TO THE BALANCE SHEET

Interest-rate risk management

The Orkla Group pursues a predominantly floating debt policy. Fixed interest positions are entered into as a measure to reduce the effect of short-term fluctuations in money-market rates. The interest risk profile of the loan portfolio is shaped partly by the choice of interest-rate structure for the Group's borrowings and partly by the use of interest-rate derivatives such as interest-swap, interest and currency-swap agreements and FRAs.

Unrealised gains/losses on fixed-interest positions (see table) are not included in the accounts as these are linked to the underlying balance sheet items and are reported on an accruals basis accordingly. At 31 December 2002 unrealised loss on FRAs, not entered in the books, amounted to NOK 2 million.

Currency risk management

The Orkla Group has currency exposure related to monetary balance-sheet items in the different company, and also on translation of owner interests in foreign company.

Efforts are made to fully hedge monetary balance sheet items. Exposure relating to shares in foreign company is limited by aligning the total debt portfolio's currency composition with the relative importance of the respective currencies and countries to the Group's industrial activities.

The currency distribution of the debt portfolio is also influenced by the Financial Investments division's currency funding of the foreign shares portfolio.

Breakdown of the debt portfolio by currency and interest risk profile
(including hedging transactions of balance sheet items

Amounts in NOK million	31.12.2002	Next interest rate adjustment 2003	2004	2005	2006	2007	After 2007	Average[1] (years)	Interest[1] level borrowing rate	Unreal. gains/[1] (losses) on fixed-interest positions
NOK	**5,269**	4,515	742	2	-	-	10	0.4 years	7.2 %	(9)
EUR	**4,811**	4,170	330	11	267	13	20	0.7 years	4.0 %	(11)
SEK	**3,619**	3,607	7	5	-	-	-	0.3 years	4.6 %	(2)
DKK	**2,966**	2,375	249	5	249	-	88	0.8 years	3.9 %	(83)
USD	**2,113**	1,786	323	-	4	-	-	0.5 years	2.7 %	(20)
GBP	**1,286**	620	-	-	-	-	666	5.6 years	5.8 %	(118)
CHF	**1,092**	1,092	-	-	-	-	-	0.4 years	3.2 %	(4)
Others	**1,287**	1,166	24	-	16	-	81	0.8 years	10.1 %	-
Total interest-bearing liabilities	**22,443**	19,331	1,675	23	536	13	865	0.8 years	5.1 %	(247)
Liquid assets	**(2,178)**									
Other interest-bearing receivables	**(749)**									
Net interest-bearing liabilities	**19,516**									

[1] By way of comparison, at 31 December 2001 the average interest risk period for Orkla's gross interest-bearing liabilities (including hedging transactions) was 1.1 years. The borrowing interest rate level was 5.1 %, and unrealised loss on fixed-interest positions totalled NOK 135 million.

B) EXPOSURE RELATING TO OPERATIONS

Currency risk management

The Orkla Group's currency exposure relating to operations takes different forms and the origins and periods of exposure are different for the different business areas. The enterprises in the Branded Consumer Goods area sell mostly in their respective domestic markets in their own currency, while their expenses includes imported goods. In this case the currency exposure period will depend on when price changes can be effected to take account of exchange-rate movements. In the Chemicals division, production is divided between several countries and sales take place all over the world. Currency risks may relate directly to the goods bought and sold, but may also relate to currencies other than those used for invoicing.

Currency risk is therefore handled in accordance with the strategy of each of the business areas, within general limits defined by the Group. According to these limits, contractual cash flows in foreign currency from operations should normally be hedged in full. Expected cash flows are to be partially hedged, but only for a limited period and insofar as it is highly probable that they will be realised. These cash flows are normally hedged for a period of 6-9 months and for some segments of the Chemical division for up to 3 years.

Outstanding forward contracts[1]
for hedging exposure relating to operations

Amounts in million

Purchase currency	Amount	Sale currency	Amount	Maturity
NOK	799	USD	88	2003
NOK	573	USD	60	2004
NOK	310	USD	35	2005
NOK	165	EUR	22	2003
NOK	20	GBP	2	2003
EUR	25	USD	21	2003
EUR	18	USD	16	2004
EUR	12	USD	11	2005
EUR	5	NOK	41	2004
CHF	21	SEK	133	2003
SEK	69	USD	6	2003
SEK	69	USD	7	2004
SEK	43	USD	4	2005
USD	6	DKK	48	2003
HKD	22	NOK	21	2003

[1] In currency pairs where the net total of positions is more than NOK 20 million.

The total volume of outstanding hedges relating to operating exposure corresponded to NOK 2,615 million at 31 December 2002, compared with NOK 2,999 million at 31 December 2001.

For cash flow hedges relating to contracts and the like, hedging gains/losses are not set off against the cash flows they are hedging until maturity. Unrealised gains on these hedges totalled NOK 399 million at 31 December 2002. This gain is mainly connected to hedging in the Chemical division.

Electric power
Orkla is both a producer and consumer of electric power. The Group is a net seller of power for the year as a whole, taking into account the long-term agreement to purchase power from DNN which runs until 2006. In order to optimise factors such as day-to-day variations, seasonal variations and the Group's own production level, Orkla enters into financial contracts that are traded on Nordpool. These contracts are valued as hedging contracts. At 31 December 2002 Orkla was net buyer of electric power against Nordpool for delivery in the period 1 January 2003 to 1 January 2006 equivalent to approximately 825 GWh. There was an unrealised gain on these contracts of about NOK 47 million at 31 December 2002. These contracts are valued using the lower value of original cost and market value.

In addition there has been margin trading within given limits against Nordpool. All positions are locked at 31 December 2002. For cleared contracts that have been locked in 2002 by taking opposite positions, a gain of NOK 50 million has been recognised at 31 December 2002.

Soya beans, soya meal and soya oil
Non-genetically modified soya beans are purchased from Brazil, and sold to other companies or further processed in Fredrikstad and sold as soya meal or soya oil.

Orkla hedges against price exposure relating to stocks of soya beans and the processed products soya meal and soya oil by means of futures and options contracts listed on the Chicago Board of Trade (CBOT).

There is a high degree of covariation between the prices of soya beans, soya meal and soya oil. Product price hedging is valued in aggregates.

The market value of the stocks in soya bean equivalents as of 31 December 2002 was NOK 168 million, delivered to Norway and Brazil. The spot price of soya beans on the CBOT as of 31 December 2002 was approximately NOK 1,584 per tonne delivered to Chicago. Mark-to-market gains on commercial purchase contracts and stocks are offset by unrealised estimated mark-to-market losses on commercial sales contracts and the hedged portion of the net position in relation to the CBOT.

All commercial purchase and sales contracts, and contracts cleared with the CBOT outstanding as of 31 December 2002, have a duration of less than one year.

At year-end 2002, the market value on the CBOT of the price-exposed quantity translated into soya bean equivalents, corresponding to 20,997 tonnes, totalled approximately USD 5.0 million or NOK 35 million. Unrealised gains of around NOK 2 million related to this position have not been reported as profit. There were no outstanding options as of 31 December 2002.

FINANCING 11

This note shows the composition of the Group's interest-bearing borrowings. The table gives a breakdown of borrowings according to source and year of maturity. The table also shows the unutilised long-term drawing facilities available to the Group on demand, and when these facilities expire.

The Group's interest-bearing borrowings by type and maturity

Amounts in NOK million	31.12.2002	Maturity 2003	2004	2005	2006	2007	After 2007
Certificates [1]	**1,626**	1,626	-	-	-	-	-
Bond issues [1]	**9,789**	2,318	950	1,250	219	2,451	2,601
Bank loans	**10,301**	2,334	972	1,941	2,537	1,277	1,240
Mortgage institutions insurance companies	**235**	30	11	14	10	3	167
Miscellaneous	**492**	331	37	62	9	40	13
Gross interest-bearing debt	**22,443**	6,639	1,970	3,267	2,775	3,771	4,021
Unutilised drawing facilities [2]	**10,783**	2,000	1,837	2,008	2,439	1,389	1,110

[1] Certificates and bond issues are described separately in this note.
[2] The Group's bank loans are mainly multi-currency agreements with an EUR limit.

At 31 December 2002 the average time to maturity on the Group's interest-bearing borrowings was 4.0 years, compared with 4.2 years at 31 December 2001. Corresponding figures for the Group's unutilised drawing facilities were 3.4 years and 3.9 years, respectively. Orkla ASA uses certificate loans and short-term bank loans mainly as an alternative to borrowing on long-term drawing facilities.

The Group also has cash-pools and bank accounts with short term credit limits. Amounts drawn as of 31 December 2002 are included in "Bank loans" above, whereas unutilised credit lines on these accounts are in addition to the figure of unutilised drawing facilities in the above table.

Bond issues and certificate loans

ISIN	Coupon [1]	Term	Currency	Outstanding in ccy million [2]	Debt in NOK million
Bond issues at 31 December 2002					
NO 185862	7.75 %	1993/2003	NOK	500	500
CH 289469 [2]	5.50 %	1993/2003	CHF	100	201
NO 185868	7.05 %	1996/2003	NOK	1,000	1,000
NO 185871	5.70 %	1997/2003	NOK	300	300
XS 89864523	5.15 %	1998/2003	SEK	200	159
SE 312050	9.00 %	1996/2004	SEK	400	250
NO 113244	6.77 %	2001/2004	NOK	700	700
NO 185867	7.40 %	1995/2005	NOK	1,000	1,000
NO 185873	6.15 %	1998/2005	NOK	250	250
NO 145881	7.40 %	2002/2007	NOK	500	500
NO 145873	6.94 %	2002/2007	NOK	500	500
XS 150617586 [2]	5.63 %	2002/2007	EUR	500	1,451
NO 167018	7.77 %	2002/2009	NOK	300	300
NO 167000	7.15 %	2002/2009	NOK	500	300
XS 140072967 [2]	6.63 %	2001/2011	GBP	250	1,111
XS 84333219 [2]	7.00 %	1998/2013	GBP	200	890
Private placements					377
Total					9,789
Certificates at 31 December 2002					
NO 00131782	6.36 %	22.1.02- 22.1.03	NOK	300	300
NO 00136633	7.03 %	4.3.02- 4.3.03	NOK	290	290
NO 00140254	7.06 %	2.4.02- 2.4.03	NOK	475	475
NO 00141898	7.20 %	16.4.02-16.4.03	NOK	380	380
NO 00144166	7.25 %	2.5.02- 2.5.03	NOK	100	100
Certificates in Carlsberg Breweries					81
Total					1,626

[1] The nominal interest rate is not an expression of the Group's actual interest expense, since various interest-swap agreements have been signed. For the same reason, the market value of bonds has not been stated separately. For actual interest expenses and market value of fixed-interest positions, see note 10 a). Some bond issues have floating interest rates, and for these the current interest rates are shown.
[2] Outstanding amounts on bonds issued by Carlsberg Breweries are reported on 100 %-basis.

12 PROVISIONS

There are three main types of provision: provision for pension liabilities (see note 3), provision for deferred tax (see note 13) and other provisions.

An enterprise has a liability when it is obliged to transfer financial resources to another party at a future date of settlement. The commitment may be self-imposed if the enterprise through its actions has created expectations of its assuming a financial liability in the future, e.g. in the form of a restructuring of operations. Severance pay to employees may be part of such liability. Other provisions for liabilities are largely made up of items relating to various projects in which the Group, through a restructuring of operations, aims to increase future efficiency and earnings. The provisions relate mainly to Carlsberg Breweries, Orkla Foods and Orkla Media. The provisions are made on the basis of best estimates of expected costs.

Amounts in NOK million	2002	2001	2000
Pension liabilities [1]	**870**	955	1,063
Deferred tax	**649**	796	725
Other provisions	**378**	396	305
Total	**1,897**	2,147	2,093

[1] Pension liabilities are classified as interest-free because interest expenses are presented together with other pension costs under payroll expenses.

Other provisions

Amounts in NOK million	31.12. 2001	This year's provisions	Used this year	31.12. 2002
Restructuring and provisions Orkla Foods	37	68	(10)	95
Restructuring Beverages	136	43	(105)	74
Restructuring and provisions Media	154	91	(101)	144
Demolition projects and provisions Chemicals	35	12	(4)	43
Other minor provisions	34	0	(12)	22
Total	396	214	(232)	378

13 TAXES

Taxes

Tax is computed on the basis of profit/loss in the accounts and is broken down into tax payable and deferred tax. Deferred tax is the result of differences between financial accruals and tax accruals. This applies in particular to the depreciation of operating assets, where the straight-line method is used for financial depreciation while the declining-balance method is used for tax purposes. The difference between financial and tax deductions gives rise to deferred tax, implying that the Group has a future tax liability since depreciation in tax terms has been greater than the corresponding depreciation in accounting terms. This will be reversed as both are to be depreciated to zero. Tax is broken down into tax payable to Norway and tax payable to other countries.

Amounts in NOK million	2002	2001	2000
Taxes payable in Norway	**(389)**	(45)	(1,022)
Taxes payable abroad	**(452)**	(714)	(371)
Total taxes payable	**(841)**	(759)	(1,393)
Change in deferred tax Norway	**92**	94	(47)
Change in deferred tax abroad	**119**	(108)	52
Total change in deferred tax	**211**	(14)	5
Total tax charge	**(630)**	(773)	(1,388)
Taxes as % of "Profit before taxes and minorities"	**26.2**	23.8	26.8

Deferred tax

Deferred tax represents the Group's tax liabilities that are payable in the future. The table below lists the timing differences between the figures in tax and financial accounting terms. Deferred tax corresponds to the timing difference multiplied by the nominal tax rate.

The table shows the composition of the Group's deferred tax base, and indicates when deferred taxes are payable. However, timing differences may be upheld if operations are continued. Net tax-increasing timing differences mean that taxes relating to tax-increasing and tax-reducing timing differences that are payable within the same accounting period are presented together.

Amounts in NOK million	2002	2001	2000
Tax increasing/(reducing) timing differences:			
Fixed assets	**3,197**	3,273	2,833
Net pension liabilities	**(79)**	(50)	(55)
Profit and loss account etc.	**718**	610	529
Other long-term items	**(230)**	(176)	(15)
Total long-term items	**3,606**	3,657	3,292
Short-term receivables	**(79)**	(77)	(68)
Inventories	**218**	(28)	110
Provisions	**(223)**	(192)	(189)
Shares	**(32)**	(115)	(104)
Other short-term items	**104**	298	278
Total short-term items	**(12)**	(114)	27
Losses carried forward	**(990)**	(417)	(200)
Basis for computation of deferred tax	**2,604**	3,126	3,119
Deferred tax	**649**	796	725
Change in deferred tax	**147**	(71)	(117)
Purchase/sale of companies, translation differences etc.	**64**	57	122
Change in deferred tax income statement	**211**	(14)	5

Latent tax liability on accrued income from Group companies

The accrued RISK (regulation of cost price due to taxed company income) of the subsidiaries exceeds the equity earned by the Group excluding the parent company. In accordance with Norwegian GAAP no provisions have been made for the deferred tax on accrued earnings in subsidiaries and joint ventures.

Reconciliation of the Group's tax per cent

Tax on ordinary income in Norway	28.0 %
Effect of RISK and dividend compensations	-4.0 %
Effect of associates	-2.2 %
Effect of amortization of group goodwill	5.2 %
Effect of foreign activities	-0.8 %
Group's tax per cent	26.2 %



16 CHANGES IN EQUITY OVER THE LAST 5 YEARS

In theory shareholders' equity from one accounting period to the next will grow by the same amount as the Group's profits. There will be exceptions in the case of specific share issues or other direct equity dispositions, e.g. as a result of policy changes. Differences between the opening-balance and closing-balance exchange rates as well as between income-statement (average rates) and balance-sheet (closing rates) exchange rates, will likewise have an impact on the Group's total equity. The effect of exchange-rate movements is shown as a separate item. Sales or purchases of own shares are direct equity transactions. Own shares are presented as a reduction in equity.

Amounts in NOK million	Share capital	Own shares	Premium fund	Total paid-in equity	Other capital	Orkla ASA	Group reserve	Total
Equity at 31 December 1997	1,233	-	721	1,954	7,310	**9,264**	2,377	**11,641**
Own shares owned by Group companies at 31 December 1997	-	(39)	-	(39)	-	-	39	-
Profit for the year Orkla ASA	-	-	-	-	581	**581**	(581)	-
Group contribution	-	-	-	-	516	**516**	(516)	-
Allocation to dividend	-	-	-	-	(426)	**(426)**	-	**(426)**
Share issue related to employees' 1993 bonus program	1	-	-	1	-	**1**	-	**1**
Group profit for the year (after minority interests)	-	-	-	-	-	-	1,378	**1,378**
Translation difference foreign subsidiaries etc.	-	-	-	-	-	-	94	**94**
Equity at 31 December 1998	1,234	-	721	1,955	7,981	**9,936**	2,752	**12,688**
Own shares owned by Group companies at 31 December 1998	-	(39)	-	(39)	-	-	39	-
Deferred tax benefit at 1 January 1999 (Orkla ASA)	-	-	-	-	148	**148**	(148)	-
Profit for the year Orkla ASA	-	-	-	-	595	**595**	(595)	-
Group contribution, net	-	-	-	-	1,235	**1,235**	(1,235)	-
Allocation to dividend	-	-	-	-	(527)	**(527)**	(6)	**(533)**
Buy-back of own shares/debentures	-	(13)	-	(13)	(249)	**(262)**	(92)	**(354)**
Pre-emptive rights issue	136	-	-	136	(4)	**132**	-	**132**
Group profit for the year (after minority interests)	-	-	-	-	-	-	1,667	**1,667**
Translation difference foreign subsidiaries etc.	-	-	-	-	-	-	(33)	**(33)**
Equity at 31 December 1999	1,370	(13)	721	2,078	9,179	**11,257**	2,310	**13,567**
Own shares owned by Group companies at 31 December 1999	-	(39)	-	(39)	-	-	39	-
Profit for the year Orkla ASA	-	-	-	-	2,311	**2,311**	(2,311)	-
Group contribution, net	-	-	-	-	1,634	**1,634**	(1,634)	-
Allocation to dividend	-	-	-	-	(630)	**(630)**	-	**(630)**
Buy-back of own shares	-	(2)	-	(2)	(33)	**(35)**	-	**(35)**
Group profit for the year (after minority interests)	-	-	-	-	-	-	3,601	**3,601**
Translation difference foreign subsidiaries etc.	-	-	-	-	-	-	(56)	**(56)**
Equity at 31 December 2000	1,370	(15)	721	2,076	12,461	**14,537**	1,910	**16,447**
Own shares owned by Group companies at 31 December 2000	-	(39)	-	(39)	-	-	39	-
Profit for the year Orkla ASA	-	-	-	-	1,286	**1,286**	(1,286)	-
Allocation to dividend	-	-	-	-	(685)	**(685)**	-	**(685)**
Buy-back of own shares	-	(3)	-	(3)	(61)	**(64)**	-	**(64)**
Group profit for the year (after minority interests)	-	-	-	-	-	-	2,269	**2,269**
Translation difference foreign subsidiaries etc.	-	-	-	-	-	-	2	**2**
Equity at 31 December 2001	1,370	(18)	721	2,073	13,001	**15,074**	2,895	**17,969**
Demerger Oktav Invest	-	4	-	4	-	-	(4)	-
Own shares owned by Group companies at 31 December 2001	-	(35)	-	(35)	-	-	35	-
Profit for the year Orkla ASA	-	-	-	-	1,778	**1,778**	(1,778)	-
Allocation to dividend	-	-	-	-	(708)	**(708)**	-	**(708)**
Amortisation of own shares	(18)	18	-	-	-	-	-	-
Buy-back of own shares	-	(15)	-	(15)	(317)	**(332)**	-	**(332)**
Effect of derivatives of own shares	-	-	-	-	(19)	**(19)**	-	**(19)**
Group profit for the year (after minority interests)	-	-	-	-	-	-	1,611	**1,611**
Translation difference foreign subsidiaries etc.	-	-	-	-	-	-	(721)	**(721)**
Equity at 31 December 2002	1,352	(15)	721	2,058	13,735	**15,793**	2,007	**17,800**
Own shares owned by Group companies at 31 December 2002	-	(35)	-	(35)	-	-	35	-

Changes in share capital

Amounts in NOK Date/year	Number of shares	Nominal value	Type of issue	Amount (NOK million)	Ratio	Correction factor [1]	Share capital (NOK million)
31.12.1990	31,894,938	25	conversion	0.1		4.88	797.4
1991	44,314,828	25	merger	310.5		4.88	1,107.9
31.12.1991	44,314,895	25	conversion			4.88	1,107.9
1992	48,746,384	25	bond issue	110.8	1:10	4.44	1,218.7
31.12.1992	48,746,384	25				4.44	1,218.7
31.12.1993	48,747,241	25	conversion			4.44	1,218.7
31.12.1994	48,747,241	25				4.44	1,218.7
31.12.1995	48,747,241	25				4.44	1,218.7
31.12.1996	48,747,241	25				4.44	1,218.7
31.12.1997	49,333,393	25	share issue	14.8		4.44	1,233.3
1998	49,366,359	25	share issue	0.9		4.44	1,234.2
1998	197,465,436	6.25	split		4:1	1.11	1,234.2
31.12.1998	197,465,436	6.25				1.11	1,234.2
1999	197,527,910	6.25	share issue	0.4		1.11	1,234.5
1999	219,246,336	6.25	pre-emptive rights issue	135.7		1.11	1,370.3
31.12.1999	219,246,336	6.25					1,370.3
31.12.2000	219,246,336	6.25					1,370.3
31.12.2001	219,246,336	6.25					1,370.3
2002	216,301,666	6.25	amortisation	(18.4)			1,351.9
31.12.2002	216,301,666	6.25					1,351.9

[1] The correction factor is multiplied by the number of sold shares to make these figures comparable to the number of shares in 2002.

Summary of RISK-calculation for Orkla's shareholders (concerns only shareholders who are subject to tax in Norway)

The tax value is made up of the cost price of the shares (cost price of shares acquired before 1 January 1989 adjusted upwards) plus accumulated RISK, adjusted for dividends in the years of purchase and sale. Account has been taken of the share split on 15 May 1998. All amounts in NOK.

Year of purchase	The year's RISK at 1.1.	Accumulated RISK for the year of purchase	Dividend paid out	Dividend date
Including 1992	-	45.35	0.85	14.5.1992
1993	(0.60)	45.95	0.94	15.5.1993
1994	3.90	42.05	1.03	10.5.1994
1995	3.23	38.82	1.25	10.5.1995
1996	3.84	34.98	1.50	8.5.1996
1997	6.21	28.77	1.75	7.5.1997
1998	5.16	23.61	2.13	7.5.1998
1999	2.40	21.21	2.25	6.5.1999
2000	5.27	15.94	2.50	4.5.2000
2001	9.89	6.05	3.00	3.5.2001
2002	(0.15)	6.20	3.25	2.5.2002
2003	6.20	-	3.40[1]	30.4.2003

[1] Proposed dividend.

The table shows accumulated RISK at different points in time for the Orkla share. When calculating taxable gain on a sale in 2003, accumulated RISK for the year of purchase is adjusted for the following factors:

- If the sale takes place before the year's dividend is paid the dividend can be added.
- If the share was bought in 1992 or 1993 after the dividend for the year was paid out it can be added.
- If the share was bought before the dividend was paid out in a year from 1994 onward, the unpaid dividend in the year of purchase must be deducted.
- RISK at 1 January 2003 is Orkla's estimate. If the estimate varies from the finally determined RISK, the figure must be adjusted for the variance.

For Orkla shares bought before 1 January 1989 the cost price as at 1 January 1992 is adjusted upwards to:
Free A share NOK 39.08
A share NOK 38.20
B share NOK 35.98

Own shares

Amounts in NOK 1,000	Nominal value	Total shares
Shares owned by:		
Orkla ASA	14,952	2,392,250
A/S Drammen Kjexfabrik	3,246	519,320
Rederi-A/S Orkla	4,183	669,276
Chr. Salvesen & Chr. Thams's Comm. A/S	-	56
Oktav Invest A.S	27,652	4,424,380
Total own shares	50,033	8,005,282

Orkla's holdings of own shares decreased by 552,420 shares in 2002. During the year Orkla bought 2,631,200 of its own shares. For these shares Orkla paid NOK 362,387,351 (including brokerage fee). Under the share purchase programme for Orkla employees a total of 238,950 shares, worth a total of NOK 28,435,050 (before discount), were transferred to employees. The General Meeting resolved on 2 May 2002 to reduce the company's share capital by NOK 18,404,187.50 by amortising 2,944,670 shares owned by Orkla ASA. The amortisation was carried out in August 2002. After these transactions Orkla has a total shareholding of 8,005,282 shares left in Orkla ASA.

These share purchases were made because the Board of Directors regarded the investments as being to the shareholders' advantage. Some of the shares that were purchased were intended for use in the employee share purchase programme.

Authorisation

The Board of Directors has an authorisation granted on 6 May 1999 and valid until the Ordinary General Meeting in 2003 to increase the share capital by issuing new shares for a total of NOK 90,000,000 divided into14,400,000 shares, with a nominal value of NOK 6.25 each, without pre-emptive rights for existing shareholders.

The General Meeting resolved on 2 May 2002 to give the Board authorisation to acquire shares in Orkla ASA limited to 15.5 million shares.

At the General Meeting on 30 April 2003 the Board will propose that these authorisations be renewed.

For further information about shareholders' equity, see Shares and shareholders, pages 39–41.

15 JOINT VENTURES

Joint ventures are investments undertaken by the Group in co-operation with external partners. The Group's involvement is accounted for by including its pro-rata share of income, expenses, assets and liabilities in the Group's financial statements. The Group has more limited access to e.g. the liquidity of these companies than that of its subsidiaries, and joint ventures will not be represented in the Group cash pool system. Joint ventures normally have independent financing. In view of the more limited access to joint ventures, the table below shows how many of the main accounting items this type of involvement represents.

The Group's main joint ventures comprise Carlsberg Breweries (40 %)[1], Hjemmet Mortensen (50 %), Rzeczpospolita (51 %) and Chips Scandinavian Company (40 % of the voting rights and 38 % of capital), and are included line by line in the financial statements. The respective amounts for operating revenues, operating profit, cash and cash equivalents and total assets are as follows (excluding goodwill):

Amounts in NOK million	2002	2001	2000
Operating revenues			
Hjemmet Mortensen	**745**	666	559
Rzeczpospolita-group	**229**	275	249
Carlsberg Breweries	**14,516**	14,924	-
Baltic Beverages Holding	**-**	-	2,599
Chips Scandinavian Company	**419**	416	77
Operating profit			
Hjemmet Mortensen	**119**	86	81
Rzeczpospolita-group	**16**	25	42
Carlsberg Breweries	**1,364**	1,311	-
Baltic Beverages Holding	**-**	-	627
Chips Scandinavian Company	**71**	64	11
Cash and cash equivalents			
Hjemmet Mortensen	**144**	114	97
Rzeczpospolita-group	**90**	103	74
Carlsberg Breweries	**777**	1,194	-
Baltic Beverages Holding	**-**	-	54
Chips Scandinavian Company	**49**	12	21
Total assets			
Hjemmet Mortensen	**472**	460	387
Rzeczpospolita-group	**249**	296	253
Carlsberg Breweries	**14,367**	16,382	-
Baltic Beverages Holding	**-**	-	3,116
Chips Scandinavian Company	**290**	255	262

[1] In Carlsberg Breweries' own accounts Baltic Beverages Holding (50 %) and the activity in Asia (50 %) are accounted for by using the proportionate consolidation method.

MINORITY INTERESTS 16

Minority interests consist of external ownership interests in subsidiaries. Minority interests in Orkla are only significant in Orkla Beverages (Carlsberg Breweries) and Orkla Media. Carlsberg Breweries' minority interests are split between several items, but the most significant ones are related to ownership in companies owned by Baltic Beverages Holding and Carlsberg Malawi Brewery.

Amounts in NOK million	2002	2001	2000
Minority interests' share of:			
Depreciation	**91**	72	78
Operating profit	**233**	265	244
Profit before tax and minority interests	**221**	265	235
Taxes	**55**	54	53
Development in minority interests:			
Minority interests at 1 January	**988**	854	659
Minority interests' share of profit[1]	**166**	211	182
Increase due to acquisition of new companies	**165**	147	97
Decrease due to further acquisition of shares in subsidiaries	**(134)**	(66)	(15)
Balance of dividend to minority interests and translation differences	**(294)**	(158)	(69)
Minority interests at 31 December	**891**	988	854
Minority interests relating to:			
Orkla Foods	**42**	41	39
Orkla Beverages	**667**	808	608
Orkla Brands	**2**	-	2
Orkla Media	**139**	105	142
Chemicals	**24**	23	20
Others	**17**	11	43
Total	**891**	988	854

[1] Specification of minority interests per business area may be found on pages 43-45.

MORTGAGES AND GUARANTEES 17

Mortgages and guarantees show how large a part of the Group's assets is pledged to the benefit of external creditors such as lenders. Claims given priority by law (taxes, duties, salaries etc.) must also be taken into consideration in the event of a bankrupty or winding-up. The table shows that the book value of secured assets is far greater than the corresponding liabilities. The Group's most important loan agreements are based on a negative pledge and hence the Group can only to a very limited extent mortgage its property to secure its liabilities. Guarantee commitments are made as part of the Group's day-to-day operations and in connection with participation in general and limited partnerships. Guarantee liabilities cover different types of guarantees such as surety, rent guarantees, joint and several liabilities and guarantees for other payments.

Amounts in NOK million	2002	2001	2000
Liabilities secured by mortgages	**688**	778	133
Mortgaged assets:			
Machinery, vehicles, etc.	**592**	851	230
Buildings and plants	**484**	438	152
Other real property	**99**	119	85
Assets under construction	**-**	-	20
Inventories, etc.	**152**	147	187
Total book value	**1,327**	1,555	674
Guarantees etc.:			
Joint and several liabilities	**6**	3	7
Subscribed, uncalled limited partnership capital	**660**	392	480
Other guarantee liabilities	**325**	768	392
Total guarantee liabilities	**991**	1,163	879

18 INVESTMENTS IN ASSOCIATES

Investments in associates are investments of a strategic nature in enterprises in which the Group must be regarded as having a significant influence by virtue of its shareholding. Such investments are accounted for in the income statement by the Group reporting its share of the enterprise's result after tax and deductions for the amortisation of excess values if any (goodwill etc). Interests in associates are presented at cost in the balance sheet with additions for the accumulated results, but with deductions for accumulated amortisation of goodwill etc. and any dividends received. Dividends represent the distribution of accrued assets and cannot be taken to income since the Group's share of the profits has already been recognised in the accounts.

Amounts in NOK million	Share owned % [1]	Original cost price at 1.1.	Book value at 1.1.	Additions/ disposals during the year	Share of profit	Dividends received/ price adjustment	Book value at 31.12.	Amortisation excess values/ goodwill	Book value at 31.12. excess values/ goodwill
Jotun A.S	42.5	174	1,008	-	**143**	(53)	**1,098**	(4)	12
Chips Abp	21.4	179	178	-	**20**	(8)	**190**	(2)	28
Companies in Carlsberg Breweries A/S[2]	-	147	155	158	**51**	-	**364**	(1)	53
Asker og Bærums Budstikke A.S	30.8	78	52	-	**1**	(9)	**44**	(2)	17
Bergens Tidende A.S	28.5	68	94	-	**3**	(5)	**92**	(1)	7
Norsk Telegrambyrå A.S	22.1	5	17	-	**1**	1	**19**	-	-
Medieselskaper Danmark	-	-	65	(16)	**(7)**	(20)	**22**	-	8
Team Trafikk	-	55	56	(62)	**6**	-	**-**	-	-
Orkla Exolon K/S	42.3	4	36	-	**3**	(2)	**37**	-	-
Miscellaneous	-	-	89	8	**6**	(4)	**99**	(2)	15
Total Industry division			1,750	88	**227**	(100)	**1,965**	(12)	140
Enskilda Securities[3]	22.5	182	210	9	**30**	(42)	**207**	-	-
The co-ownership P-hus Sjølyst Allé	40.0	19	15	-	**-**	-	**15**	-	-
Total associates			1,975	97	**257**	(142)	**2,187**	(12)	140
Gain on sale of Team Trafikk			-	-	**48**	-	**-**	-	-
Total			1,975	97	**305**	(142)	**2,187**	(12)	140

[1] The percentage of shares held corresponds to voting rights, except in the case of Jotun and Chips Abp, where the Group has 38.2 % and 14.2 % of the voting rights.
[2] The most important associated company in Carlsberg Breweries is Hite Brewery, where Orkla's total share of profit for 2002 amounted to NOK 30 million.
[3] SEB has an option to aquire Orkla's stake in Enskilda Securities. The option is regulated by a shareholder agreement and may be exercised from 2003.

Main figures for the largest associates (100 % figures):

Amounts in NOK million	2002 [1]	2001	2000
Jotun			
Operating revenues	**5,580**	5,815	5,379
Operating profit	**462**	203	219
Profit after taxes and minority interests	**256**	107	69
Total assets	**3,968**	4,568	4,476

Amounts in SEK million	2002 [1]	2001	2000
Enskilda Securities			
Operating revenues	**1,798**	2,371	3,563
Operating profit	**211**	364	1,043
Profit after taxes and minority interests	**114**	232	702
Total assets	**8,075**	9,544	10,168

[1] Preliminary figures

19 RESEARCH AND DEVELOPMENT (R&D)

The Group's business areas have R&D costs totalling NOK 228 million (NOK 217 million). None of the costs meet the requirements for recognition in the balance sheet.

The costs relate mainly to Orkla Foods, Orkla Brands and Chemicals.

Development work in Orkla Foods is market-driven and involves, among other things, establishing new products, line extensions, relaunches, formula optimisation, packaging development and innovation projects (use of new technology).

Most of Orkla Brands' costs are linked to development work with Unilever and development work in Nidar.

The aim of Chemicals' R&D work is to "get closer to the customer". The work is divided into three main components: process development (production), product development and technical customer service. Process development primarily involves arriving at optimum production processes for customer specific products or improving existing processes. Product development involves developing new products or improving existing ones, often in collaboration with customers. Technical customer service involves the transfer of expertise where the point is to offer the customer more than the physical products.

20 TANGIBLE AND INTANGIBLE ASSETS

This table shows the Group's investments in tangible assets (machinery, buildings and plants etc.) and intangible assets, primarily represented by goodwill. The difference between these two types of investment is that while tangible assets are exposed to wear and tear during use, thereby creating a need for re-investment, the "use" of goodwill in the form of amortisation has a different meaning financially. Even though goodwill is amortised for accounting purposes, during normal operations the real value of goodwill will normally increase rather than decrease over time. According to Norwegian GAAP goodwill should be amortised and in Orkla this is done over a maximum of 20 years. This note shows historical and book values per group of assets, so that the user can see what values have been invested in the business and what phase the different assets are in. Fixed assets are depreciated on a straight line basis using the following rates: buildings 2-4 %, machinery, fixtures and fittings 5-15 %, transport equipment and reusable bottles and crates 15-25 % and computer equipment 16-33 %.

Tangible assets

Amounts in NOK million	Land, buildings and other property	Machinery and assets	Assets under construction	Fixtures and fittings, vehicles, EDP etc.	Total tangible assets	Intangible assets [1]	Total
Cost at 1 January	10,582	17,213	917	5,357	34,069	8,762	**42,831**
Write-downs at 1 January	(44)	(24)	-	(27)	(95)	(130)	**(225)**
Depreciation at 1 January	(3,049)	(10,032)	(6)	(3,410)	(16,497)	(2,654)	**(19,151)**
Book value at 1 January	7,489	7,157	911	1,920	17,477	5,978	**23,455**
Companies acquired/ acquisition minority	350	333	27	72	782	688	**1,470**
Investments in the year	422	1,209	1,033	429	3,093	260	**3,353**
Transferred from assets under construction	278	140	(575)	157	-	-	**-**
Disposals book value	(146)	(187)	-	(194)	(527)	-	**(527)**
Write-downs in the year	(44)	(59)	-	(1)	(104)	(111)	**(215)**
Depreciation in the year	(557)	(1,234)	(3)	(319)	(2,113)	(588)	**(2,701)**
Currency translation differences	(524)	(736)	(62)	(155)	(1,477)	(283)	**(1,760)**
Book value at 31 December	7,268	6,623	1,331	1,909	17,131	5,944	**23,075**
Lease agreements (rental) not included in the balance sheet [2]	104	19	-	158	281	-	**281**

[1] Goodwill amounts to NOK 5,652 million of book value at 31 December. The remainder consists of proprietary/specially adapted IT-systems. This year's ordinary depreciation and write-downs of goodwill amount to NOK 499 million, see also note 23 for write-downs recognised as other revenues and expenses.
[2] Not including Carlsberg Breweries.

Treatment of goodwill etc. distributed between major acquisitions

	Year of acquisition: Amortisation time	Amortisation in 2002 [1]	Book value at 31.12
Procordia/Abba	1995: 20 years	(93)	**1,175**
Det Berlingske Officin	2000: 20 years	(37)	**670**
Carlsberg Breweries, Feldschlösschen	2000: 20 years	(29)	**512**
Carlsberg Breweries, Türk Tuborg og Polen	2001: 10 years	(46)	**375**
Carlsberg Breweries, (Pripps Ringnes 55 %)	1997: 17 years	(13)	**139**
Göteborgs Kex	1994: 20 years	(17)	**176**
Bob Industrier	1993: 20 years	(12)	**122**
Rzeczpospolita	1996: 10 years	(24)	**79**
Drammens Tidende og Buskeruds Blad	1994: 20 years	(9)	**105**
Credin	2002: 20 years	0	**154**
Odense Marcipan	1990: 20 years	(11)	**82**
Others Orkla Foods		(52)	**376**
Others Orkla Beverages		(23)	**843**
Others Orkla Brands		(21)	**202**
Others Orkla Media		(93)	**685**
Miscellaneous		(19)	**(43)**
Total		(499)	**5,652**

1) Charged to operating profit, se also note 18 for total goodwill amortisation in associates.

Reconciliation of additions 2002 against cash flow statement (see page 18)

Additions 2002 as presented above		4,823
Replacement expenditures and environmental investments, cash flow [1]	2,334	
Expansion investments, cash flow [2]	740	
Tangible assets and goodwill from acquired companies	1,741	
Investments Financial Investments division	16	
Change in accounts payable investments	(8)	4,823

[1] The biggest individual projects are: New bakery in Oslo, refuse disposal plant and waterworks in Chemicals.
[2] The biggest individual projects are: Capacity increases at Baltic Beverages Holding.

Business combinations 2002

Company		Date of purchase	Interest bought (%)	Acquisition cost	Goodwill	Sale/disposal decided on	Provision for restructuring
Orkla Foods:	Credin, Denmark	31.12.2002	100 %	233	154	No	6
	Vilniaus Margarino Garmykia, Lithuania	1.6.2002	52 %	18	4	No	-
	Jästbolaget, Sweden	1.4.2002	50 %	71	58	No	-
	Orkla Foods Romania	1.5.2002	100 %	106	75	No	-
Orkla Beverages:	Miscellaneous acquisitions Carlsberg Breweries [1]			607	307	No	-
	Adjusted goodwill Carlsberg Breweries				(10)	No	-
Orkla Media:	Acquisitions in Magazines			12	19	No	-
	Acquisitions in Berlingske			67	42	No	-
	Acquisitions Eastern Europe			8	7	No	-
	Acquisitions Newspapers Norway			27	14	No	-
Chemicals:	Atisholz, Switzerland [2]	31.12.2002	100 %	625		No	5
Financial Investm.:	Miscellaneous acquisitions Orkla Finans			8	0	No	-
H.O. Unallocated:	Remainder of Orkla Finans	1.1.2002		22	18	No	-
Total business combinations				1,804	688	No	11
Acquisitions of shares in associated companies [3]				133			
Total [4]				1,937	688		11

[1] Due to acquisition of Panonska, Shumensko Pivo, Pirinsko Pivo AD, Bosman-Kasztelan, Voronezh and VMPS (Portugal) and further acquisitions in Okocim and Carlsberg Italy.
[2] The acquisition of Atisholz led to a negative excess value recognised as a reduction in tangible assets (NOK 299 million).
[3] Goodwill is presented inclusive, see note 18.
[4] The Financial Investments division is presented separately in the cash flow statement. Investments in the Financial Investments division account for NOK 17 million.

21 LONG-TERM COOPERATION AGREEMENTS

Long-term cooperation agreements are agreements with external cooperating partners whereby the Group has the right to sell and market specific products for a limited period. The most important agreements of this kind are listed below.

The Unilever agreement

Orkla has a cooperation agreement with Unilever relating to detergents and personal care/cosmetic products. This agreement, which was originally signed in 1958, was renegotiated in February 1995. The renegotiated agreement continues the cooperation on the same main business principles as previously, and runs until 2014.

Agreements with Coca-Cola and PepsiCo

Carlsberg Breweries has bottler agreements with The Coca-Cola Company for Denmark and Finland, and with PepsiCo for Norway, Sweden and, through BBH, for the Baltic States. The Coca-Cola agreements initially expire in 2011, while the PepsiCo agreements initially expire in 2020.

Carlsberg Breweries also has licences and distribution rights for third-party brands on most markets. Most of these agreements are not of material importance (in terms of volume) for Carlsberg Breweries as a whole.

22 OTHER MATTERS

Describes circumstances that may be of significance in assessing the Group's financial position that are not otherwise evident from the figures.

Dragsbæk

Orkla Foods has an obligation to purchase additional shares in Dragsbæk Margarinefabrik A.S (50 %) and Margarinefabriken Blume IS (50 %). The two companies are consolidated in the Group accounts. Orkla's current holdings were acquired in 1989 for approximately NOK 45 million. The price for additional shares will be based on an indexation of this amount, adjusted for the development in earnings during the three years prior to the obligation/right being exercised. The acquisition must be finalised before 2006.

23 OTHER REVENUES AND EXPENSES

Other revenues and expenses are income statement items of a special nature and of material importance to the business areas. These have been entered collectively as a separate item to improve the comparability of the remaining items in the income statement.
In terms of amounts, these items must each amount to at least NOK 10 million if they are to be posted as "Other revenues and expenses". The sum of several similar items may also qualify provided that the total amounts to more than NOK 10 million.

Amounts in NOK million	2002	2001	2000
Gains on disposal of power station	**129**		
Gains on disposal of Kemetyl	**25**		
Write-down and restructuring Chemicals USA and China	**(109)**		
Restructuring Orkla Foods Sweden and Hungary	**(59)**		
Write-downs Media relating to printing plant cooperation and restructuring Berlingske	**(120)**		
Restructuring Beverages Sweden and Switzerland, gains on disposals	**(9)**		
Gains on sale of Fredrikstad Blikk- og Metallvarefabrikk		48	
Provision demolition project Chemicals		(27)	
Gains on sale of Kalnapilis		20	
Restructuring H.O. Carlsberg Breweries		(13)	
Gains on disposal of Viking Fottøy			65
Wind-up biscuits production at Kolbotn, Norway			(29)
Total	**(143)**	28	36
Of this:			
Write-downs tangible assets	**(85)**	(23) [1]	
Write-downs intangible assets	**(100)**		

[1] Chemicals has utilised a former provision for write-downs in LignoTech USA.

› ACCOUNTS FOR ORKLA ASA

The accounts of the holding company Orkla ASA cover, in addition to all Head Office activities, the Group's share portfolio, the Peter Möller business and real estate activities which for business purposes are grouped under Orkla Eiendom.
The activity at the Head Office includes the Group's senior management and staff functions in the following departments: information, legal, corporate development, personnel and accounting/finance. The staff departments largely carry out assignments for the Group's other companies, and charge the companies for these services.
The Orkla Treasury Centre acts as a Group bank which is responsible for the Group's external financing, management of the Group's liquidity and overall management of the Group's foreign exchange and interest risks.
All holdings in subsidiaries are presented using the cost method. In certain cases the notes for the Group will include Orkla ASA.

INCOME STATEMENT

Amounts in NOK million	Note	2002	2001
Revenues		**305**	293
Other operating revenues		**127**	138
Cost of materials		**(52)**	(51)
Payroll expenses	1	**(152)**	(143)
Other operating expenses		**(186)**	(162)
Ordinary depreciation of fixed assets	5	**(17)**	(17)
Operating profit		**25**	58
Income from investment in other companies		**381**	562
Financial income, Group companies		**2,390**	2,804
Other financial income		**362**	311
Financial expenses, Group companies		**(195)**	(169)
Other financial expenses		**(1,068)**	(1,257)
Net agio/disagio		**160**	(173)
Portfolio gains		**(95)**	(747)
Profit before tax		**1,940**	1,389
Taxes	7	**(162)**	(103)
Profit for the year		**1,778**	1,286
Allocated to dividend		**(708)**	(685)
Allocated to other equity		**(1,070)**	(601)

CASH FLOW STATEMENT

Amounts in NOK million	2002	2001
Operating profit	**25**	58
Depreciation and write-downs	**17**	17
Changes in net working capital	**(81)**	(37)
Cash flow from operating activities	**(39)**	38
Sales of tangible fixed assets	**1**	6
Replacement expenditure and environmental investments	**(20)**	(8)
Free cash flow from operating activities	**(58)**	36
Dividends received	**1,182**	677
Financial items, net	**(442)**	(249)
Free cash flow before tax	**682**	464
Net investments in subsidiaries	**30**	-
Net purchase/sale of portfolio shares	**(963)**	184
Taxes paid	**(16)**	(796)
Dividends paid	**(685)**	(631)
Net received Group contribution	**2,056**	1,219
Net buy-back of own shares	**(351)**	(64)
Miscellaneous	**(77)**	57
Cash flow after capital transactions	**676**	433
Change in interest-bearing liabilities	**(3,628)**	102
Change in financial investments	**2,952**	(535)
Change in net interest-bearing liabilities	**(676)**	(433)
Net interest-bearing liabilities	**5,300**	5,976

BALANCE SHEET

Assets

Amounts in NOK million	Note	2002	2001
Deferred tax assets	7	**9**	0
Fixed assets	5	**147**	146
Investments in subsidiaries	6	**9,377**	9,058
Loans to Group companies		**12,324**	13,150
Shares and investments in other companies		**221**	230
Other financial assets		**71**	994
Long-term assets		**22,149**	23,578
Inventories		**20**	26
Receivables		**258**	157
Loans to Group companies		**2,361**	2,918
Portfolio investments		**11,442**	10,953
Cash and cash equivalents		**2**	271
Short-term assets		**14,083**	14,325
Total assets		**36,232**	37,903

Equity and liabilities

Amounts in NOK million		2002	2001
Paid in equity	*See note 14 Group*	**2,058**	2,073
Earned equity		**13,735**	13,001
Equity		**15,793**	15,074
Long-term liabilities to Group companies		**1,486**	1,144
Provisions		**2**	61
Other long-term liabilities		**13,207**	13,571
Long-term liabilities and provisions		**14,695**	14,776
Certificate loans		**1,545**	1,660
Tax payable		**93**	34
Short-term liabilities to Group companies		**2,933**	5,418
Dividends		**708**	685
Other short-term liabilities		**465**	256
Short-term liabilities		**5,744**	8,053
Equity and liabilities		**36,232**	37,903

> NOTES FOR ORKLA ASA

1 WAGES AND PENSION RELATED ITEMS

Amounts in NOK million	2002	2001
Wages and holiday pay	**(95)**	(93)
National insurance contribution	**(19)**	(21)
Remuneration of the Board, Corporate Assembly and other related costs[1]	**(34)**	(26)
Net pension costs	**(4)**	(3)
Payroll expenses[2]	**(152)**	(143)
Number of employees (average)	**159**	165

[1] Including costs relating to discounted sales of shares to employees totalling NOK 6 million (NOK 7 million in 2001).
[2] See note 4

Breakdown of net pension costs

Amounts in NOK million	2002	2001
Present value of the year's accumulated pension rights (including national insurance contribution)	**(8)**	(8)
Interest expense on pension liability	**(12)**	(12)
Expected return on pension funds	**17**	18
Amortisation of deferred liabilities due to deviation from plan/assumptions	**(1)**	(1)
Net pension costs	**(4)**	(3)

Breakdown of net pension liability at 31 December

Amounts in NOK million	2002	2001
Gross pension liability	**(214)**	(221)
Pension funds (market value)	**221**	249
Actual net pension funds	**7**	28
Unamortised deviation from plan/assumptions	**48**	44
Capitalised net pension funds	**55**	72
Capitalised pension funds	**57**	74
Capitalised pension liability	**(2)**	(2)

Breakdown of pension funds (market value) at 31 December

	2002	2001
Liquid assets	**2 %**	7 %
Money market investments	**16 %**	16 %
Bonds	**59 %**	33 %
Shares	**23 %**	44 %
Total pension funds	**100 %**	100 %
Number of employees covered by the Orkla pension fund	**137**	151
Number of retirees covered by the Orkla pension fund	**284**	318

2 GUARANTEES AND MORTGAGES

Amounts in NOK million	2002	2001
Guarantees for Group companies	**186**	183
Other guarantee liabilities	**143**	183
Joint and several liabilities	**3**	3
Subscribed, uncalled limited partnership capital	**618**	350

3 LOANS TO EMPLOYEES

Other receivables include loans to employees in the Group totalling NOK 33 million.

4 REMUNERATION AND CONTRACTUAL ARRANGEMENTS

The total salary paid to President and Group CEO Finn Jebsen for 2002 amounted to NOK 3,448,731. The pension expense for the year totalled NOK 542,307. Other benefits that must be reported to the tax authorities amounted to NOK 120,029.

As part of its offer of employment in 2001, Orkla's Board of Directors decided to give Mr Jebsen a bonus programme that is linked to the price performance of the Orkla share. Under this programme, for four years as from 2001 Mr Jebsen will be awarded bonus equivalent to the increase in value of 75,000 Orkla shares less 110 % of the market price on the day after the results for the year are published. For the 2001 award, this means that the bonus acquire value when the share price exceeds NOK 195.80 and for the 2002 award when the share price exceeds NOK 165.00. Mr Jebsen may exercise his right to the bonus at the earliest three years and at the latest six years after each award is made. Finn Jebsen also has a bonus programme linked to the increase in value of 100,000 Orkla shares from a previous post. This programme is based on the market value of the Orkla share on the date of award in 1995. As of 31 December 2002, the exercise price was NOK 51.10, which is adjusted continuously in accordance with the consumer price index.

Mr Jebsen's retirement age has been set at 62 and his pension at 66 % of his salary. Both the company and the President and Group CEO have a period of notice of six months. If the employment contract is terminated by Orkla, or if Mr Jebsen, by mutual agreement, terminates the employment contract in the best interests of the company, Mr Jebsen will retain his salary for 1 1/2 years after the period of notice. 75 % of any income he may receive from another permanent post will be deducted from his post-employment salary. The company and Mr Jebsen each have the right to give notice from the date he reaches the age of 60.

The other members of the Group Executive Board, Executive Vice President Roar Engeland, Executive Vice President Dag J. Opedal and Executive Vice President Halvor Stenstadvold, also participate in bonus programmes linked to the performance of the Orkla share. In principle, this programme is equivalent to the President and Group CEO's programme, and comprises the following awards of bonuses, with dates of award and exercise prices, and a period of exercise of 3–7 years after the awards are made:

Roar Engeland	18,000	awarded 1998	share price 110 + CPI adjustment
	10,000	awarded 2000	share price 125 + CPI adjustment
	50,000	awarded 2001	share price 160 + CPI adjustment
	40,000	awarded 2002	share price 165 (fixed)
Dag J. Opedal	18.000	awarded 1998[1]	share price 110 + CPI adjustment
	12.000	awarded 1999	share price 110 + CPI adjustment
	50.000	awarded 2001	share price 160 + CPI adjustment
	40.000	awarded 2002	share price 165 (fixed)
Halvor Stenstadvold	50.000	awarded 2001	share price 160 + CPI adjustment
	40.000	awarded 2002	share price 165 (fixed)

[1] The time-limit for exercise of these rights is the date of retirement.

It was decided that in 2002 all three of the above were to be awarded a bonus programme linked to the increase in value of 40,000 Orkla shares each year for three years including the award in 2002 (two years in respect of Mr Stenstadvold in view of his age). It was also decided to discontinue the participation of these three members of the Group Executive Board in the Group's EVA bonus programme (see Note 3 to the Group Accounts). After accumulation of the EVA bonus for 2001, the bonus balances totalled NOK 1,306,904 for Mr Engeland, NOK 2,063,709 for Mr. Opedal and NOK 1,678,447 for Mr Stenstadvold. One third of the bonus balance was paid out in the ordinary manner, while the remainder of the accumulated final balances was subsequently paid out to each of the three. All three purchased Orkla shares in the market (share price NOK 132) for an amount equal to or higher than the freed-up final balances after tax.

The company and Mr Engeland, Mr Opedal and Mr Stenstadvold each have a period of notice of six months. If the company, or the employee, by mutual agreement in the best interests of the company, terminates the employment contract, the employee will receive a salary and contractual benefits for 12 months after the period of notice. 75 % of any income from another permanent post will be deducted from post-employment pay.

Shares and loans to executives (and persons closely related thereto))

	Shares owned by executives	Interest-bearing loans to executives
Finn Jebsen	215,304	0
Roar Engeland	10,402	0
Dag Opedal	16,513	398,267
Halvor Stenstadvold	9,900	1.258,233

All loans are secured by mortgages in real estate, and covered by credit insurance.
The interest rate is the lowest rate at any given time that does not entail a taxable benefit on a low-interest loan pursuant to the rules of the Directorate of Taxes. Loans fall due at the latest on the date of termination of employment.

Directors' fees, remuneration of the Corporate Assembly and auditor's fee
Remuneration to the Board of Directors amounted to NOK 2,080,000 in fees and NOK 33,723 in other compensation. Remuneration to the Corporate Assembly totalled NOK 411,250 in fees and NOK 23,951 in other compensation. The auditor's fee amounted to NOK 878,000. Fees for additional audit-related assistance from the auditor totalled NOK 2,434,000.

5 FIXED ASSETS

Amounts in NOK million	Land and other property	Buildings	Machinery, fixtures and fittings, vehicles etc.	Total fixed assets	Goodwill etc.	Total
Cost at 1 January	19	133	132	**284**	20	**304**
Depreciation at 1 January	-	(47)	(91)	**(138)**	(20)	**(158)**
Book value at 1 January	19	86	41	**146**	0	**146**
Investments in the year	-	3	17	**20**	-	**20**
Disposals book value	(1)	-	(1)	**(2)**	-	**(2)**
Ordinary depreciation and write-downs in the year	-	(6)	(11)	**(17)**	-	**(17)**
Book value at 31 December	18	83	46	**147**	-	**147**
Depreciation rates	-	0-5 %	15-25 %	-	20 %	-
Leases not included in the balance sheet (rental)	-	9	6	**15**	-	-

6 SHARES IN SUBSIDIARIES (DIRECTLY OWNED)

Amounts in NOK million	Book value	Company's share of capital
Orkla AB	5,469	100.0 %
Orkla Foods A.S	517	100.0 %
Bakers AS	249	100.0 %
Lilleborg as	87	100.0 %
Sætre AS	11	100.0 %
Swebiscuits AB	513	100.0 %
Nidar AS	110	100.0 %
Orkla Media A.S	1,119	100.0 %
Borregaard Industries Limited		
Ordinary shares	271	100.0 %
Preference shares	43	99.9 %
Denofa A.S	143	100.0 %
Borregaard NEA AS	101	100.0 %
Borregaard Skoger A.S	3	100.0 %
Orkla Finans ASA	56	100.0 %
Orkla Eiendom A.S	151	100.0 %
Oktav Invest A.S	61	100.0 %
Chr. Salvesen &		
Chr. Thams's Comm. A/S	36	100.0 %
Vfot AS	27	100.0 %
Viking Askim A.S	110	100.0 %
Rederi-A/S Orkla	-	100.0 %
AB Orklaprodukter	6	100.0 %
A.S Drammen Kjexfabrik	105	100.0 %
Nora A.S	1	100.0 %
NINO A.S	25	100.0 %
Karenslyst Holding	29	100.0 %
Scan-TV A.S	124	100.0 %
Reach	10	100.0 %
Total	9,377	

Only the directly owned subsidiaries are included in the above table. The Group also has indirect ownership of approximately another 300 subsidiaries, the profit/loss and equity of which are important in the evaluation of the above companies. The most important indirectly-owned subsidiaries are shown in the company overview at the end of the annual report.

7 RELATIONSHIP BETWEEN PROFIT BEFORE TAX AND THE YEAR'S TAX BASE FOR ORKLA ASA

Amounts in NOK million	2002	2001
Profit before tax	**1,940**	1,389
Timing differences:		
Written down shares	**73**	
Realisation of previously written down shares	**(260)**	-
Accruals financial derivatives	**246**	23
Difference between FIFO/average shares	**37**	21
Change in other timing differences	**114**	3
Total	**210**	47
Permanent differences:		
Non-deductible expenses	**14**	14
RISK adjustments for shares sold	**(64)**	(33)
Non-deductible interest and other permanent differences	**475**	408
Total	**425**	389
Total taxable income	**2,575**	1,825
Tax computed	**(621)**	(274)
Deduction for share dividends and withholding tax at source	**384**	126
Withholding tax foreign dividends	**(1)**	1
Correction due to differences in tax estimates in previous years	**18**	26
Total tax payable	**(220)**	(121)
Change in deferred tax	**58**	18
Tax	**(162)**	(103)
Group contributions:		
Taxes on Group contributions contributed	**145**	112

Deferred tax

Amounts in NOK million	2002	2001
Financial derivatives	**90**	356
Fixed assets	**(11)**	(2)
Net pension funds	**55**	72
Other long-term items	**3**	(24)
Shares	**(64)**	(126)
Other short-term liabilities	**(106)**	(99)
Basis deferred tax	**(33)**	177
Deferred tax	**9**	(50)
This year's change in deferred tax	**58**	18

› AUDITOR'S REPORT FOR 2002 TO THE ANNUAL SHAREHOLDER'S MEETING OF ORKLA ASA

We have audited the annual financial statements of Orkla ASA as of 31 December 2002, showing a profit of NOK 1.778 million for the parent company and a profit of NOK 1.777 million for the Group. We have also audited the information in the Directors' report concerning the financial statements, the going concern assumption, and the proposal for the allocation of profit. The financial statements comprise the balance sheet, the statements of income and cash flows, the accompanying notes and the consolidated accounts. These financial statements are the responsibility of the Company's Board of Directors and Group Chief Executive. Our responsibility is to express an opinion on these financial statements and on other information according to the requirements of the Norwegian Act on Auditing and Auditors.

We conducted our audit in accordance with the Norwegian Act on Auditing and Auditors and auditing standards and practices generally accepted in Norway. Those standards and practices require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. To the extent required by law and auditing standards, an audit also comprises a review of the management of the Company's financial affairs and its accounting and internal control systems. We believe that our audit provides a reasonable basis for our opinion.

In our opinion,
› the financial statements have been prepared in accordance with law and regulations and present the financial position of the Company and of the Group as of 31 December 2002, and the results of its operations and its cash flows for the year then ended, in accordance with accounting standards, principles and practices generally accepted In Norway
› the Company's management has fulfilled its duty to properly register and document the accounting information as required by law and accounting standards, principles and practices generally accepted in Norway
› the information in the Directors' report concerning the financial statements, the going concern assumption, and the proposal for the appropriation of the profit is consistent with the financial statements and comply with law and regulations.

Note: The translation to English has been prepared for information purposes only.

Oslo, 19 February 2003
ERNST & YOUNG AS



Jan Egil Haga
State Authorised Public Accountant (Norway)

› STATEMENT FROM THE CORPORATE ASSEMBLY TO THE ANNUAL GENERAL MEETING OF ORKLA ASA

The Corporate Assembly of Orkla ASA has received the Board of Directors' proposed annual report and accounts for 2002 for Orkla ASA and the Group and recommends that the Annual General Meeting adopt the accounts and the proposal of the Board of Directors for the allocation of profit for 2002.

Oslo, 6 March 2003

The Corporate Assembly of Orkla ASA



Harald Arnkværn
Chairman of the Corporate Assembly

> SHARES AND SHAREHOLDERS

SHAREHOLDER AND DIVIDEND POLICY

Orkla's goal is to deliver competitive returns to its shareholders over time in the form of a combination of dividends and a rise in the share price. Shareholders should have a steady, stable increase in dividends, provided that the underlying development of the business is satisfactory. Orkla pursues a policy in which the interests of existing shareholders are paramount.

CREATING SHAREHOLDER VALUE

Orkla shareholders have had a good return on their investments over time. In the period from 1 January 1993 up to 31 December 2002, the annual return has averaged 13.7 %, compared with an average annual return of 7.4 % for the Oslo Stock Exchange. In 2002 the price of the Orkla share (excluding dividends) declined by 22.4 %. Including dividends, the return to Orkla shareholders was -20.7 %, while the Oslo Stock Exchange Benchmark Index, adjusted for dividends, fell 31.1 % in the same period.

Average annual return

	1983-02	1993-02	1997-02
The Orkla share (dividend reinv.)	23.9 %	13.7 %	4.2 %
OSE Benchmark Index	10.7 %	7.4 %	-3.9 %

Orkla share price 2002

	NOK
Close at 28 December 2001	152.00
High	161.50
Low	114.00
Close at 30 December 2002	118.00

As of 31 December 2002, the Orkla share was quoted at NOK 118.00. This represented a market capitalisation value of NOK 24.6 billion, which was NOK 7.4 billion lower than on 31 December 2001.

For 2002, the Board of Directors proposes a dividend of NOK 3.40 per share, compared with NOK 3.25 in 2001. The dividend will be paid on 22 May 2003 to shareholders of record on the date of the Annual General Meeting. The proposed dividend is equivalent to 44 % of the net earnings per share for the year.

TRADING IN THE ORKLA SHARE

The Orkla share is listed on the Oslo Stock Exchange (OSE) and traded under the ticker code ORK. Orkla has one class of share, all shares have equal rights, and the shares are fully transferable. Orkla is one of the largest companies listed on the OSE, currently accounting for approximately 11 % of the OSE Benchmark Index (based on closing prices on 2 January 2003). It may also be traded on SEAQ in London and through Orkla's Level-1 ADR programme in the USA. In 2002 Orkla changed account controllers for its ADR programme, and wishes to increase the liquidity of the Orkla share. A total of 636 million shares were registered by the Norwegian Central Securities Depository as traded in 2002, equivalent to 2.9 times the number of shares outstanding. This is 11 % higher than the volume traded in 2001. The value of Orkla shares traded on the OSE amounted to NOK 23.9 billion, equivalent to 5.4 % of the Exchange's total turnover. A total of 89 million shares, amounting to GBP 1,031 million, were traded on SEAQ in 2002. Call and put options and forwards with the Orkla share as the underlying share are listed on the OSE. Due to cooperation on stock exchange and clearing operations between the OSE, OM Stockholm and OMLX London, options are also available on these markets.

SHARE PRICE PERFORMANCE
31.12.1992–31.12.2002 Index 31.12.1992 = 1


5.0
4.0
3.0
2.0
93 94 95 96 97 98 99 00 01 02
Orkla
Oslo Stock Exchange All Share Index

SHARE PRICE DEVELOPMENT 2002 Index 31.12.2002 = 1


1.0
0.5
jan feb mar apr may jun jul aug sep oct nov dec
Orkla
Oslo Stock Exchange All Share Index

SHAREHOLDER STRUCTURE

As of 31 December 2002, Orkla had 37,867 shareholders, compared with 37,192 the year before. At year end, 41.2 % of the shares were owned by foreign investors, compared with 35.5 % on 1 January 2002. Most of the brokerage houses in Oslo and some in London follow the Orkla share. Analyses are also published in Stockholm.

Shares by size of shareholding 31.12.2002

No. of shares	No. of shareholders	% of capital
1-100	14,663	0.3 %
101-1,000	18,106	2.9 %
1,001-10,000	4,352	5.5 %
10,001-100,000	547	7.6 %
100,001-500,000	142	15.2 %
Over 500,000	57	68.5 %

The twenty largest shareholders on 31.12.2002

Shareholders	Total shares	% of capital
Folketrygdfondet	24,537,850	11.3 %
Capital Research c/o JPM Chase [1]	18,359,714	8.5 %
Canica [2]	14,884,171	6.9 %
Storebrand [2]	12,781,249	5.9 %
State Street Bank (NOM)	11,796,919	5.5 %
Orkla [3]	8,005,282	3.7 %
MSF-Mutual Funds v/Bank of N.Y.	7,916,872	3.7 %
JP Morgan Chase Bank (NOM)	5,687,511	2.6 %
JP Morgan SEC. Ltd Trading, Belgium	4,983,630	2.3 %
DnB Investor	4,409,301	2.0 %
Den norske Bank [2]	3,835,956	1.8 %
Hermes Focus Asset Management	3,399,600	1.6 %
Avanse Forvaltning	2,907,702	1.3 %
Gjensidige NOR [2]	2,399,332	1.1 %
Bank of N.Y. Europe Ltd. (Bel) (NOM)	2,352,463	1.1 %
Investors Bank & Trust, USA (NOM)	2,116,968	1.0 %
The Northern Trust Co (NOM)	1,860,664	0.9 %
Handelsbanken Helsinki (NOM)	1,805,397	0.8 %
Pictet & Cie Banquiers (NOM)	1,740,789	0.8 %
Nordea Fondene	1,682,600	0.8 %
Total	137,464,000	63.6 %
Total all shares	216,301,666	100.0 %

[1] On 7 February 2002 Capital Research flagged an interest of 10.01 % (equivalent to 10.15 % after amortisation).
[2] Consisting of several legal entities in the same group.
[3] Shares owned by Orkla carry no voting rights. 2,944,670 shares were amortised in August 2002.

VOTING RIGHTS AND OWNERSHIP

Orkla has one class of share, and each share carries one vote and has a par value of NOK 6.25. The voting right for a transferred share may be exercised when the transfer has been recorded by the Norwegian Central Securities Depository within the time limit for giving notice of attendance at the Annual General Meeting. Under Norwegian law, only shares that are registered in the name of the shareholder may be voted. Notice of attendance at the Annual General Meeting must be received by Orkla no later than 3.00 p.m. on 25 April 2003.

ISSUE OF SHARES
The Board of Directors holds an authorisation, granted on 3 May 2001 and valid until the Ordinary General Meeting in 2003, to increase share capital by means of new share subscriptions by a total value of up to NOK 90,000,000 divided between a maximum of 14,400,000 shares, each with a par value of NOK 6.25. At the General Meeting in 2003 the Board of Directors will propose that this authorisation be renewed until the ordinary General Meeting in 2005. The authorisation may be utilised for one or more share issues. The authorisation has been regularly granted at previous General Meetings, but has not yet been utilised.

REDUCTION OF CAPITAL THROUGH REDEMPTION OF SHARES
On 2 May 2002, the General Meeting adopted a resolution to reduce the company's share capital by NOK 18,404,187.50 by redeeming (amortising) 2,944,670 shares owned by Orkla ASA in accordance with the provisions of the Public Limited Companies Act. The number of shares in the company was thereby reduced from 219,246,336 to 216,301,666. The number of shares that were amortised was equivalent to Orkla ASA's own shareholding as of 31 December 2001 which could be amortised without a negative tax effect.

BUYBACK OF OWN SHARES
On 2 May 2002, the General Meeting adopted a resolution authorising the Board of Directors to acquire shares in Orkla ASA up to a maximum of 15.5 million shares. In the course of 2002, Orkla purchased a total of 2,631,200 shares in Orkla ASA, equivalent to 1.2 % of outstanding shares.

In connection with the employee share purchase programme, Orkla transferred a total of 238,950 shares in Orkla ASA to employees in 2002. At year-end, after these transactions and the amortisation described above, Orkla owned a total of 8,005,282 shares (3.7 %) in Orkla ASA.

OWNERSHIP BY FOREIGN INVESTORS


40
30
20
10
%
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
Votes
Capital

DIVIDEND PER SHARE


1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
NOK
0.5
1.0
1.5
2.0
2.5
3.0
3.5

At the General Meeting on 30 April 2003, the Board of Directors will present a proposal to amortise 2,392,250 of the company's own shares which was Orkla ASA's own shareholding as of 31 December 2002. A proposal will also be presented to extend an authorisation to acquire the company's own shares.

The authorisation will be exercised to the extent that the buyback of Orkla shares is deemed to be advantageous for the company's shareholders and without the Board of Directors committing itself to a fixed buyback programme.

EMPLOYEE SHARE PURCHASE PROGRAMME
To encourage employees to make a long-term commitment to Orkla, in autumn 2002 all employees in Norway, Sweden, Denmark, Finland, USA, Austria and Poland were offered an opportunity to purchase up to 100 shares each in Orkla ASA at a 20 % discount. Orkla employees purchased a total of 238,950 shares at a discounted price of NOK 95.20, which is equivalent to 80 % of the market price of NOK 119.00 on 8 November 2002. The Group aims to continue this programme in the years ahead.

The Orkla Group has a bonus programme for management staff under which the amount of the bonus is linked to the Orkla share price. As of 31 December 2002, the programme applied to approximately 100 management staff. Reference is also made to Note 3 to the Group Accounts on "Payroll Expenses".

RISK REGULATION
Under Norwegian tax law, when calculating gains on the sale of assets, company shareholders who are liable to tax in Norway must adjust the historical cost price of the shares upwards or downwards by the RISK amount, which is equivalent to the tax-related profit or loss after taxes and dividends. In this way, shareholders avoid double taxation of the gain that is related to the retention of previously taxed profits. The RISK amount for 2001 was NOK -0.15 per share, and the corresponding amount for 2002 is provisionally estimated to be NOK 6.20 per share. The final RISK amount for 2002 will not be available until after 1 January 2004. Shareholders who are not liable to tax in Norway are

MARKET CAPITALISATION 31.12.1983–31.12.2002


1983
1984
1985
1986
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
NOK million
5,000
10,000
15,000
20,000
25,000
30,000
35,000
40,000

Average number of shares outstanding, fully diluted[1]

	2002	2001	2000	1999	1998
Average no. of shares issued	218,142,085	219,246,336	219,246,336	218,792,545	218,024,995
Average no. of own shares[2]	-8,603,661	-7,875,710	-7,758,821	-6,966,965	-5,210,208
Average no. of externally owned shares	209,538,424	211,370,626	211,487,515	211,825,580	212,814,787
Convertible bonds[3]	-	-	-	9,796,839	9,796,839
Own convertible bonds[3]	-	-	-	-9,769,784	-9,769,784
Employee share option programmes, average number	-	-	-	10,000	237,727
Estimated anti-dilution effect	-	-	-	-3,117	-40,328
Average number of externally owned shares, fully diluted	209,538,424	211,370,626	211,487,515	211,859,518	213,039,241
Share price applied when estimating anti-dilution effect (NOK):	-	-	-	108	135

[1] Adjusted for rights issue in connection with amalgamation of A and B shares
[2] 80 % of the shares owned by Oktav Invest are included in the period from 1998-2000
[3] Upon expiry on 31.12.1999 the bonds were not converted into shares. Orkla ASA paid compensation to external bearers equivalent to the amount they would have received if the loan had been converted.

not affected by the Norwegian RISK rules. See Note 14 regarding "Summary of RISK calculation for Orkla's shareholders" for an explanation of the RISK calculation for Orkla ASA's shareholders.

INVESTOR RELATIONS

Communication with shareholders, investors and analysts, both in Norway and abroad, is a priority for Orkla. The Group's objective is to ensure that financial markets have sufficient information about the company to be certain that pricing reflects underlying values. Orkla arranges regular presentations in the main financial centres in Europe and the USA, in addition to holding meetings with investors and analysts. Important events affecting the Group are reported immediately.

Orkla has won a number of awards for its presentation of information to the market and in 2002 received the Norwegian Society of Financial Analysts' main award as the best company in this respect.

www.orkla.com

Orkla publishes all financial information on its own home page. Presentations, quarterly reports, annual reports, environmental reports, other financial information, notices to the stock exchange and press releases are continuously posted on Orkla's home page, from which they may be downloaded.

INVESTORS MAY CONTACT THE FOLLOWING PERSONS:

Erik Barkald
Tel.: +47 22 54 44 07
e-mail: erik.r.barkald@orkla.no

Rune Helland
Tel.: +47 22 54 44 11
e-mail: rune.helland@orkla.no

Erik Thuestad
Tel.: +47 22 54 44 25
e-mail: erik.thuestad@orkla.no

FINANCIAL CALENDAR 2003 (SUBJECT TO CHANGE)

30 April	Ordinary General Meeting
2 May	Shares quoted excluding dividend
8 May	First quarter report published
22 May	Dividend paid out
15 August	Second quarter report published
7 November	Third quarter report published

> ASSET VALUES

One possible model for valuing Orkla is to distinguish between industrial assets, where the value is related to future earnings from continuing operations, and the Group's negotiable assets, which have identifiable market values and where earnings are not a part of Orkla's operating profit from industrial activities (except for power).

Set out below are the main data necessary for a valuation of Orkla's assets. On this basis, and on the basis of his own assumptions, the investor will be able to assess the value of the various assets in order to undertake a valuation of the Group.

ASSOCIATES

Orkla owns interests in a number of companies that are reported as associates. The largest of these are Jotun A.S, Chips Abp, Hite (all three under the Industry division) and Enskilda Securities (Financial Investments division). The main figures for these companies are shown in Note 18 to the Group Accounts.

SECURITIES PORTFOLIO

As of 31 December 2002, the Group's securities portfolio had a market value of NOK 12,060 million. The book value was NOK 11,870 million. 22 % was in unlisted shares, and 30 % was in foreign shares. For further details, see Note 9 to the Group Accounts.

ORKLA FINANS

Orkla Finans is a financial management and insurance brokerage company. As of 31 December 2002, the company had NOK 3,652 million under management and had brokered insurance business totalling NOK 820 million.

LONG-TERM FINANCIAL ASSETS

Net interest-bearing liabilities include "Long-term interest-bearing receivables", but do not include other items under "Other long-term financial assets" in Note 2 to the Group Accounts, which have been entered in the amount of NOK 950 million.

REAL ESTATE

The real estate section's total rental revenues amounted to NOK 71 million in 2002. These rental revenues are primarily derived from high-quality properties centrally located in Oslo. The book value of Orkla's real estate investments as of 31 December 2002 was NOK 654 million. The book value of rented space was NOK 430 million. Properties that have not been rented out are development projects centrally located in the Oslo area with a book value of NOK 224 million, a figure that gives a realistic picture of their value.

FORESTS

The Group owns about 110,000 hectares of forest, of which approximately 80,000 hectares are productive. Forests have a book value under "Long-term assets" of NOK 111 million. The annual quantity harvested is approximately 101,000 sm³, which is sold at market price. The market price for comparable timber in 2002 was approximately NOK 309 per sm³. Profit from forestry operations has been entered under the Financial Investments division and not under the Industry division.

A major transaction of forest lands in Eastern Norway was carried out in autumn 2002 at a price of between NOK 10,000 and 13,000 per hectare productive forest depending on its geographical location.

POWER

Operating profit from the sale of power from the Group's own power plants is reported under the Chemicals business area. In 2002, operating profit totalled about NOK 95 million. Nine small power plants were sold at the end of 2002, reducing the Group's total power production by 160 GWh and annual profit by NOK 12 million. In a normal year, the Group's production of hydropower totals 490 GWh, of which 482 GWh is derived from waterfalls not subject to reversion. Power is sold internally within the Group and externally on the power market under short-term or long-term contracts. The book value under "Long-term assets" of assets related to the power business is NOK 101 million.

TAX

The Group's tax rate for the Industry division is generally around 30 %. As a result of dividends received from the share portfolio, RISK adjustments of the cost price base and unutilised cost price adjustments related to the tax reform, the tax charge for the Financial Investments division is generally lower. For further details, see Note 13 to the Group Accounts.

> KEY FIGURES

	Notes		2002	2001	2000	1999	1998
INCOME STATEMENT							
Operating revenues		(NOK million)	**42,979**	44,799	34,083	31,492	30,819
Operating profit before goodwill and other revenues and expenses		(NOK million)	**3,663**	3,686	3,050	2,529	2,553
Operating profit		(NOK million)	**3,021**	3,260	2,607	2,177	1,797
Operating margin before goodwill amortisation	1	(%)	**8.5**	8.2	8.9	8.0	8.3
Profit before tax		(NOK million)	**2,407**	3,253	5,171	2,319	2,057
Profit for the year		(NOK million)	**1,777**	2,480	3,783	1,792	1,502
Other revenues and expenses		(NOK million)	**(143)**	28	36	91	(335)
Ordinary goodwill amortisation and write-downs		(NOK million)	**(499)**	(454)	(479)	(443)	(421)
CASH FLOW							
Net cash flow (Group)		(NOK million)	**(1,882)**	(1,567)	(2,227)	(1,294)	(789)
RETURNS							
Return on capital employed (Industry division)	2	(%)	**12.7**	12.6	12.4	10.7	11.9
Return on portfolio investments		(%)	**(14.8)**	(15.3)	(1.5)	48.2	(7.0)
CAPITAL AS PER 31 DECEMBER							
Book value of total assets		(NOK million)	**53,122**	54,645	48,647	41,624	38,632
Market capitalisation	3	(NOK million)	**24,579**	32,025	36,812	29,242	21,278
Equity ratio	4	(%)	**35.2**	34.7	35.6	34.2	34.3
Equity ratio including unrealised portfolio gains before tax	5	(%)	**35.4**	37.8	42.0	46.4	40.6
Net interest-bearing liabilities	6	(NOK million)	**19,516**	19,132	17,981	15,709	14,544
Interest coverage ratio	7		**3.4**	3.7	6.9	3.7	3.5
Average borrowing rate		(%)	**5.4**	6.0	5.3	5.5	5.7
Share of floating interest-bearing liabilities	8	(%)	**85**	84	85	65	62
Average time to maturity, loans		(year)	**4.0**	4.2	3.8	4.4	5.0
SHARES[1]							
Average number of externally owned shares (fully diluted)		(x 1,000)	**209,538**	211,371	211,488	211,860	213,039
Average number of externally owned shares		(x 1,000)	**209,538**	211,371	211,488	211,826	212,815
SHARE-RELATED KEY FIGURES							
Share price at 31 December		(NOK)	**118.0**	152.0	174.0	138.0	100.1
Earnings per share (fully diluted)	9	(NOK)	**7.7**	10.7	17.0	7.9	6.5
Earnings per share (adjusted)	10	(NOK)	**10.6**	12.8	19.3	9.7	9.6
RISK per share	11	(NOK)	**6.20**	(0.15)	9.89	5.27	2.40
Dividend per share (proposed for 2002)		(NOK)	**3.40**	3.25	3.00	2.50	2.03
Payout ratio	12	(%)	**44.2**	30.4	17.6	31.6	31.2
Price/earnings ratio	13		**15.3**	14.2	10.2	17.5	15.4
PERSONNEL							
Number of employees			**31,734**	31,767	31,145	25,037	24,833
Number of man-years			**29,862**	30,356	25,592	24,402	23,709

[1] See also page 40.

1 (Operating profit before goodwill amortisation/Operating revenues)
2 (Operating profit before goodwill amortisation + Profit from associates)/(Average net working capital + Average long-term assets + Average historic goodwill + Average investments in associates)
3 Market capitalisation is calculated on the basis of number of shares held externally x average share price at year end
4 Book equity/Total assets
5 (Book equity + Unrealised portfolio gains)/(Book value of total assets + Unrealised portfolio gains)
6 Total interest-bearing debt - Interest-bearing receivables and liquid assets (cash, bank deposits etc.)
7 (Profit before tax + Net interest expenses)/(Net interest expenses)
8 Debt with remaining fixed interest for less than one year
9 Profit for the year/Average number of shares held externally (fully diluted) at year end
10 Profit for the year (adjusted for goodwill amortisation and other revenues and expenses)/Average number of shares held externally (fully diluted) at year end
11 RISK: regulation of input value of taxable value of shares. The RISK amount as of 1 January 2003 is estimated to be NOK 6.20 and will be paid to Norwegian shareholders as of 1 January 2003
12 Dividend per share/Earnings per share (fully diluted)
13 Share price/Earnings per share (fully diluted)

› SUMMARY ACCOUNTS FOR THE BUSINESS AREAS

INDUSTRY DIVISION (BRANDED CONSUMER GOODS, CHEMICALS AND HEAD OFFICE/UNALLOCATED)

	2002	2001	2000	1999	1998
INCOME STATEMENT (NOK million)					
Operating revenues	**42,684**	44,567	33,694	30,966	30,409
Operating expenses	**(36,850)**	(38,780)	(29,120)	(27,010)	(26,498)
Ordinary depreciation and write-downs	**(2,212)**	(2,130)	(1,598)	(1,539)	(1,438)
Operating profit before goodwill	**3,622**	3,657	2,976	2,417	2,473
Ordinary goodwill amortisation and write-downs	**(498)**	(454)	(479)	(442)	(419)
Operating profit before other revenues and expenses	**3,124**	3,203	2,497	1,975	2,054
Other revenues and expenses	**(143)**	28	36	91	(335)
Operating profit	**2,981**	3,231	2,533	2,066	1,719
Profit from investments in associates	**276**	1,440	145	114	165
Financial items, net	**(1,190)**	(1,308)	(862)	(805)	(888)
Profit before tax	**2,067**	3,363	1,816	1,375	996
Of this minority interests	**169**	212	183	125	124
CASH FLOW (NOK million)					
Cash flow from operating activities	**6,071**	5,849	4,257	3,756	3,624
Replacement expenditure and environmental investments	**(2,334)**	(2,412)	(1,730)	(1,454)	(1,814)
Expansion investments	**(740)**	(726)	(1,233)	(546)	(847)
Acquisitions of companies	**(1,920)**	(4,769)	(2,280)	(665)	(514)
KEY FIGURES					
International sales (NOK million)	**30,057**	32,240	20,397	17,532	16,745
Operating margin before goodwill amortisation (%)	**8.5**	8.2	8.8	7.8	8.1
Return on capital employed (%) [1]	**12.7**	12.6	12.4	10.7	11.9
Total man-years	**29,732**	30,251	25,475	24,202	23,514
TOTAL ASSETS, EXTERNAL (NOK million)					
Intangible assets	**5,872**	5,895	6,401	5,654	5,637
Tangible assets	**16,402**	16,723	14,282	11,569	11,357
Investments in associates	**1,963**	1,749	2,267	2,021	2,086
Other financial long-term assets	**1,424**	2,973	816	1,353	1,344
Long-term assets	**25,661**	27,340	23,766	20,597	20,424
Inventories	**4,068**	4,527	3,941	3,487	3,210
Receivables	**7,922**	7,806	5,491	4,379	4,342
Portfolio	**128**	205	136	6	42
Financial short-term assets	**1,916**	1,858	1,164	473	690
Short-term assets	**14,034**	14,396	10,732	8,345	8,284
Total assets	**39,695**	41,736	34,498	28,942	28,708
Net interest-bearing liabilities	**17,380**	16,999	15,713	12,434	12,312

FINANCIAL INVESTMENTS DIVISION

	2002	2001	2000	1999	1998
INCOME STATEMENT (NOK million)					
Operating revenues	**311**	255	417	548	432
Operating expenses	**(250)**	(208)	(323)	(410)	(333)
Ordinary depreciation and write-downs	**(21)**	(18)	(20)	(27)	(21)
Operating profit	**40**	29	74	111	78
Portfolio gains	**(95)**	(760)	2,727	595	769
Dividends received	**362**	544	548	315	318
Profit from investments in associates	**29**	70	97	-	-
Financial items, net	**4**	7	(91)	(77)	(104)
Profit before tax	**340**	(110)	3,355	944	1,061
SECURITIES PORTFOLIO (NOK million)					
Market value	**12,060**	14,140	18,053	20,875	12,624
Book value	**11,870**	11,394	12,622	11,340	8,495
Unrealised gains before tax	**190**	2,746	5,430	9,535	4,129
Net asset value [2]	**10,240**	12,558 [3]	15,922	16,604	10,410
TOTAL ASSETS, EXTERNAL (NOK million)					
Intangible assets	**72**	83	-	-	-
Tangible assets	**729**	754	608	610	627
Investments in associates	**223**	226	284	-	-
Other financial long-term assets	**101**	31	36	15	29
Long-term assets	**1,125**	1,094	928	625	656
Receivables	**169**	159	149	124	25
Portfolio	**11,870**	11,394	12,622	11,368	8,809
Financial short-term assets	**263**	262	450	565	434
Short-term assets	**12,302**	11,815	13,221	12,057	9,268
Total assets	**13,427**	12,909	14,149	12,682	9,924
Net interest-bearing liabilities	**2,136**	2,133	2,268	3,275	2,232

[1] (Operating profit before goodwill amortisation + Profit from associates)/(Average net working capital + Average associates + Average tangible assets + Average goodwill at cost)
[2] Market value - liabilities
[3] Changed from 12,909 in Annual Report 2001

> SUMMARY ACCOUNTS FOR THE BUSINESS AREAS

INDUSTRY DIVISION

	Branded consumer goods				
	2002	2001	2000	1999	1998
INCOME STATEMENT (NOK million)					
Operating revenues	**37,000**	37,884	26,488	24,842	24,233
Cost of goods sold	**(11,835)**	(11,834)	(10,390)	(9,721)	(9,407)
Payroll expenses	**(8,506)**	(8,629)	(6,027)	(5,740)	(5,770)
Other expenses	**(11,571)**	(12,441)	(6,132)	(5,929)	(5,785)
Ordinary depreciation and write-downs	**(1,887)**	(1,775)	(1,232)	(1,191)	(1,124)
Operating profit before goodwill amortisation	**3,201**	3,205	2,707	2,261	2,147
Ordinary goodwill amortisation and write-downs	**(480)**	(435)	(460)	(422)	(399)
Operating profit before other revenues and expenses	**2,721**	2,770	2,247	1,839	1,748
Other revenues and expenses	**(188)**	7	(29)	110	(303)
Operating profit	**2,533**	2,777	2,218	1,949	1,445
Profit from investments in associates	**215**	1,426	144	118	163
Minority interests' share of net profit	**(160)**	(196)	(180)	(123)	(106)
CASH FLOW (NOK million)					
Cash flow from operating activities (see page 18)	**5,489**	5,266	3,788	3,443	3,196
Replacement expenditure and environmental investments (see page 18)	**(1,960)**	(2,090)	(1,440)	(1,188)	(1,412)
Expansion investments (see page 18)	**(576)**	(701)	(1,168)	(456)	(756)
Acquisitions of companies	**(1,273)**	(4,769)	(2,280)	(665)	(486)
CAPITAL EMPLOYED AT 31 DECEMBER (NOK million)					
Net working capital	**1,342**	1,672	629	908	1,070
Associates	**1,888**	1,623	2,138	1,928	1,991
Intangible assets	**5,923**	5,834	6,210	5,473	5,452
Tangible assets	**13,752**	14,542	11,922	9,121	8,874
Capital employed	**22,905**	23,671	20,899	17,430	17,387
KEY FIGURES					
International sales (NOK million)	**25,729**	27,103	14,852	13,160	12,293
Operating margin before goodwill amortisation (%)	**8.7**	8.5	10.2	9.1	8.9
Return on capital employed (%)[1]	**12.9**	13.0	13.8	12.2	12.6
Total man-years	**27,478**	27,918	22,538	21,143	20,367

BRANDED CONSUMER GOODS

	Orkla Foods					Orkla Drikkevarer				
	2002	2001	2000	1999	1998	**2002**	2001	2000	1999	1998
INCOME STATEMENT (NOK million)										
Operating revenues	**11,062**	11,133	11,039	10,757	10,233	**14,516**	14,924	7,424	6,373	6,741
Cost of goods sold	**(5,689)**	(5,779)	(5,566)	(5,463)	(5,269)	**(3,213)**	(2,872)	(2,199)	(1,685)	(1,825)
Payroll expenses	**(2,083)**	(2,086)	(2,000)	(1,922)	(1,912)	**(2,739)**	(2,861)	(1,810)	(1,656)	(1,822)
Other expenses	**(1,991)**	(1,938)	(2,154)	(2,126)	(1,980)	**(6,148)**	(6,930)	(1,973)	(1,895)	(1,944)
Ordinary depreciation and write-downs	**(397)**	(378)	(364)	(373)	(334)	**(1,052)**	(950)	(558)	(507)	(500)
Operating profit before other revenues and expenses	**902**	952	955	873	738	**1,364**	1,311	884	630	650
Ordinary goodwill amortisation and write-downs	**(168)**	(161)	(168)	(164)	(162)	**(111)**	(98)	(172)	(148)	(142)
Operating profit before other revenues and expenses	**734**	791	787	709	576	**1,253**	1,213	712	482	508
Other revenues and expenses	**(59)**	-	-	110	(60)	**(9)**	7	-	-	(174)
Operating profit	**675**	791	787	819	516	**1,244**	1,220	712	482	334
Profit from investments in associates	**0**	2	1	2	1	**51**	1,350	70	53	75
Minority interests' share of net profit	**(9)**	(12)	(13)	(7)	(7)	**(138)**	(179)	(153)	(106)	(89)
CASH FLOW (NOK million)										
Cash flow from operating activities (see page 18)	**1,353**	1,228	1,222	1,346	1,185	**2,819**	2,731	1,199	1,116	980
Replacement expenditure and environmental investments (see page 18)	**(581)**	(438)	(375)	(290)	(524)	**(934)**	(1,286)	(716)	(519)	(431)
Expansion investments (see page 18)	**(34)**	(130)	(72)	(70)	(58)	**(525)**	(454)	(1,072)	(386)	(670)
Acquisitions of companies	**(428)**	(7)	(359)	(114)	(166)	**(746)**	(4,676)	(40)	(244)	(113)
CAPITAL EMPLOYED AT 31 DECEMBER (NOK million)										
Net working capital	**1,148**	1,198	1,146	967	1,083	**510**	811	(93)	(254)	(160)
Associates	**18**	20	9	8	4	**363**	155	975	756	775
Intangible assets	**1,912**	1,871	2,108	2,175	2,341	**1,991**	1,799	2,019	2,143	2,085
Tangible assets	**2,858**	2,821	2,785	2,398	2,566	**7,700**	8,202	5,446	4,605	4,243
Capital employed	**5,936**	5,910	6,048	5,548	5,994	**10,564**	10,967	8,347	7,250	6,943
KEY FIGURES										
International sales (NOK million)	**7,049**	7,279	7,195	6,754	6,189	**13,259**	13,869	5,068	4,068	4,089
Operating margin before goodwill amortisation (%)	**8.2**	8.6	8.7	8.1	7.2	**9.4**	8.8	11.9	9.9	9.6
Return on capital employed (%)[1]	**12.7**	13.5	14.2	13.3	11.2	**12.3**	12.0	11.3	9.1	10.6
Total man-years	**7,271**	7,628	6,527	6,286	6,534	**11,217**	10,887	9,220	8,254	7,457

[1] (Operating profit before goodwill amortisation + Profit from associates)/(Average net working capital + Average associates + Average tangible assets + Average goodwill at cost)

Chemicals

2002	2001	2000	1999	1998
5,726	6,581	6,926	5,621	5,726
(2,247)	(3,012)	(3,547)	(2,565)	(2,594)
(934)	(964)	(919)	(920)	(900)
(1,696)	(1,703)	(1,662)	(1,560)	(1,548)
(312)	(333)	(333)	(312)	(280)
537	569	465	264	404
(12)	(15)	(15)	(14)	(13)
525	554	450	250	391
45	20	-	(19)	-
570	574	450	231	391
3	4	(1)	(3)	(1)
(10)	(10)	(2)	(3)	(9)
719	747	636	385	490
(354)	(302)	(228)	(231)	(345)
(164)	(45)	(29)	(89)	(91)
(625)	-	-	-	(27)
2,147	1,799	1,677	1,502	1,327
27	25	21	23	22
63	166	194	180	176
2,554	2,085	2,138	2,210	2,228
4,791	4,075	4,030	3,915	3,753
4,328	5,121	5,530	4,220	4,298
9.4	8.6	6.7	4.7	7.1
13.1	13.7	10.8	6.8	11.6
2,144	2,194	2,388	2,433	2,538

Head Office/Unallocated

2002	2001	2000	1999	1998
71	244	441	676	638
2	(6)	(9)	(213)	(262)
(118)	(216)	(327)	(316)	(241)
(58)	(117)	(267)	(219)	(178)
(13)	(22)	(33)	(36)	(35)
(116)	(117)	(195)	(108)	(78)
(6)	(4)	(5)	(6)	(7)
(122)	(121)	(200)	(114)	(85)
-	-	65	-	(32)
(122)	(121)	(135)	(114)	(117)
58	11	2	(1)	2
-	(5)	(1)	2	(9)
(137)	(164)	(168)	(74)	(63)
(20)	(20)	(63)	(34)	(55)
-	19	(36)	(1)	-
(22)	-	-	-	-
(66)	(108)	(135)	(80)	(65)
48	101	108	71	73
(44)	(23)	(2)	1	13
97	97	222	238	252
35	67	193	230	273
-	17	15	151	153
110	139	549	627	610

Orkla Brands

2002	2001	2000	1999	1998
4,500	4,527	4,586	4,531	4,273
(1,801)	(1,890)	(1,999)	(2,006)	(1,813)
(882)	(792)	(827)	(857)	(819)
(918)	(1,076)	(1,050)	(1,010)	(1,017)
(112)	(121)	(134)	(147)	(141)
787	648	576	511	483
(38)	(37)	(33)	(34)	(27)
749	611	543	477	456
-	-	(29)	-	(25)
749	611	514	477	431
163	58	42	57	80
-	2	(3)	(1)	(2)
856	822	867	574	584
(141)	(114)	(145)	(123)	(161)
-	-	-	-	(20)
-	-	84	(200)	-
240	191	245	430	296
1,288	1,185	955	929	972
378	404	418	441	327
762	795	821	907	961
2,668	2,575	2,439	2,707	2,556
1,264	1,380	1,548	1,457	1,234
17.5	14.3	12.6	11.3	11.3
30.3	23.6	20.0	18.6	19.5
2,240	2,353	2,628	2,592	2,615

Orkla Media

2002	2001	2000	1999	1998
7,079	7,453	3,585	3,332	3,153
(1,289)	(1,446)	(770)	(717)	(667)
(2,802)	(2,890)	(1,390)	(1,305)	(1,217)
(2,515)	(2,497)	(956)	(897)	(844)
(325)	(326)	(177)	(165)	(149)
148	294	292	248	276
(163)	(139)	(87)	(77)	(68)
(15)	155	205	171	208
(120)	-	-	-	(44)
(135)	155	205	171	164
1	16	30	7	8
(12)	(8)	(12)	(10)	(7)
462	485	500	407	447
(303)	(251)	(203)	(256)	(296)
(17)	(116)	(25)	-	(8)
(100)	(86)	(1,964)	(106)	(207)
(556)	(528)	(670)	(236)	(149)
219	264	199	236	240
1,642	1,760	1,665	714	699
2,432	2,723	2,869	1,211	1,104
3,737	4,219	4,063	1,925	1,894
4,158	4,574	1,041	881	781
2.1	3.9	8.1	7.4	8.8
3.2	6.6	13.3	11.2	14.0
6,750	7,050	4,163	4,011	3,761



BRANDED CONSUMER GOODS

Branded consumer goods are among Orkla's most valuable assets. A high quality branded product is perceived by consumers as being clearly better than competing products in many respects and it therefore generates consumer preference and loyalty. A brand must also be strong if chain stores are to give it a good position on the shelves.

FOCUS IN 2003

- **Increase organic growth by focusing more strongly on innovation**
- **Concentrate a larger proportion of resources on new products, growth brands and large brands**
- **Strengthen the skills of the organisation within its core competencies**
- **Optimise the product portfolio and continue to improve productivity**
- **Increase the rate of expansion in selected markets and product categories in Eastern Europe**
- **Continue to strengthen the Group's position in the Nordic region, especially in Denmark and Finland**

Orkla focuses a great deal of effort on bonding its branded goods companies into a common brand culture. The aim is to improve standards by encouraging companies to share their experience. The methods used include transferring key personnel, in-house training programmes, meetings of specialists from several companies and normative tools (best practices).



Kalles Kaviar fish roe spread is one of the strongest brands in the Swedish grocery business. As many as 99 % of the Swedish population are familiar with the brand.

ORKLA'S BRANDED CONSUMER GOODS

Orkla's Branded Consumer Goods business comprises Orkla Foods, Orkla Beverages (Orkla's 40 % stake in Carlsberg Breweries), Orkla Brands and Orkla Media. In 2002, these companies reported operating revenues of NOK 37 billion and accounted for 86 % of Group sales and 87 % of Group operating profit before goodwill amortisation. For the Branded Consumer Goods business, operating profit before goodwill amortisation totalled NOK 3,201 million, on a par with 2001. Adjusted for currency translation effects, operating revenues were up 3 % and operating profit before goodwill amortisation was up 5 %.

Orkla owns a large number of brands that hold number one or strong number two positions. Branded products are of key importance for the Group's future earnings and a market position is usually built up over a long period of time with the help of substantial investments in product development and marketing. Several important new products were launched in 2002. The market particularly appreciated the Define hair care range, Café Cookies, Grandiosa Pizza Toast and Bocca Dark Chocolate. Of the established brands, Jif detergent, Laban confectionery, the Risifrutti snack and the Felix food brand achieved significant growth.

Orkla's national brand names will be strengthened on domestic markets. If the market situation is appropriate, national brands may be developed into multinational brands. New products and concepts will increasingly be launched in several countries.

Orkla is the leading supplier of grocery products to Nordic households. Several business areas have also expanded outside the Nordic region. Carlsberg Breweries has established strong positions in Eastern Europe and is operating in several West European countries and selected countries in Asia. Orkla Foods and Orkla Media have also established operations in Central and Eastern Europe. In Eastern Europe, Orkla Foods entered Romania in 2002 with the acquisition of the food company Topway.

Orkla is currently in the process of improving manufacturing efficiency at its factories. In addition to continuous operational improvements, major improvement projects are under way at Nidar, Biscuits, Procordia Food, Abba Seafood, Berlingske, the Swiss brewery Feldschlösschen and Carlsberg Sweden.

Orkla's most important competitive advantages in the face of international competitors and private labels are its in-depth knowledge of local consumers, understanding of the similarities and differences between different countries and first-class marketing and product development expertise. Moreover, leading market positions generate critical mass and cost effectiveness throughout the value chain, which in turn provide a basis for a long-term, moderate price policy.

BRANDED CONSUMER GOODS IN THE NORDIC REGION

Orkla defines the Nordic region as its domestic market for branded grocery products. Although the Nordic region can increasingly be regarded as a single market, there are still important national differences in terms of both consumer attitudes and the way the retail trade operates. This requires local market expertise and adaptability.

The retail trade is increasingly cooperating across national borders and the trend towards the establishment of Nordic chains is continuing. This will make new demands on Orkla as a supplier, but it may also provide opportunities for Orkla to increase its sales due to its strong Nordic positions.

Total annual grocery sales in the Nordic region amount to approximately NOK 415 billion (including VAT). When Coop Norden is grouped with the Finnish cooperative retail chains (SOK and Tradeka), they have a total market share of 32 %. Similarly, Ica Ahold, Kesko (Finland) and Dansk Supermarked have an aggregate market share of 33 %.

Thanks to its strong market positions and Nordic business system, Orkla is well equipped to meet the changes that will take place on the market. Just under 25 % of Nordic retail sales are made by "discounters", i.e. stores with a limited sales area and product range and a very small selection of fresh products. "Soft discounters", which are a common type of store in the Nordic region, usually sell products at fixed low prices and stock the largest supplier brands in a particular category and, to a certain extent, a private label.

So far there have been few "hard discounters" on the Nordic grocery market. These are stores which stock an extremely limited range of products, few supplier brands and a very large proportion of private labels. They use low prices as their main competitive weapon. There have been a certain number of such stores in Denmark for several years, but it now appears likely that they will enter the entire Nordic market in the course of a few years. The best-known "hard discounters", such as Aldi and Lidl, come from Germany, where they have substantial market shares. Lidl has opened about 30 stores in Finland and is expected to establish stores in the rest of the Nordic region. Stores such as these will stock a considerably lower proportion of Orkla brands than other retail concepts. So far it is uncertain how large a market share these stores will win. Orkla will meet this challenge by focusing more strongly on brand-building and innovation, and by implementing further cost-reduction measures.

Private labels still have a relatively small market share in the Nordic region, averaging about 10 %. This is substantially lower than in most other West European markets. However, their market share has been growing slowly over time. The current consolidation between chains and a possible trend towards "hard discounters" may lead to a stronger rate of growth in future.

NET SALES BY MARKET


Norway 30 %
Sweden 17 %
Denmark 16 %
Finland 4 %
Eastern Europe 13 %
Other European countries 19 %
Asia 1 %

Net sales NOK 36,662 million



Although Orkla's market positions are currently clearly strongest in Norway and Sweden, the Group has a well-developed sales apparatus in all the Nordic countries. The Group is concentrating particularly on increasing its presence in Finland and Denmark.

Orkla has a good relationship with Nordic retailers and wishes to further strengthen this cooperation. Orkla's goal is to be a preferred supplier because it helps to increase the profitability of the retail trade. Considerable importance is therefore attached to being a professional partner by having a high rate of innovation that contributes to category growth.

BRANDED CONSUMER GOODS OUTSIDE THE NORDIC REGION

Orkla aims to strengthen its activities in selected markets in Central and Eastern Europe. However, in these countries important product areas are fragmented, with numerous small manufacturers. In areas such as these, expansion will take longer. In 2002, operating revenues from the Branded Consumer Goods business in Central and Eastern Europe amounted to approximately NOK 4.9 billion, equivalent to 13 % of this business area's total operating revenues.

The East European markets are at an early stage of development and are regarded as having considerable potential for growth over time. Orkla wishes to acquire companies with competent local management which, backed by Orkla's financial strength, branded goods expertise and manufacturing know-how, will be capable of developing strong, long-term market positions. There must also be, or it must be possible to establish, a suitable sales and distribution system for the geographical area in question. In the initial stage following an acquisition, investments will be made in upgrading product quality, strengthening local brand names and training management and other personnel. There is also emphasis on establishing good relations with local authorities.



OPERATING REVENUES BY BUSINESS AREA

- Orkla Foods 30 %
- Orkla Beverages 39 %
- Orkla Brands 12 %
- Orkla Media 19 %



Total operating revenues NOK 37,000 million

DEVELOPMENT IN OPERATING MARGIN* FOR THE BRANDED CONSUMER GOODS AREA



1998
8.9
1999
9.1
2000
10.2
2001
8.5
2002
8.7
%
2
4
6
8
10
12

* Before goodwill amortisation

OPERATING PROFIT BY BUSINESS AREA

- Orkla Foods 28 %
- Orkla Beverages 43 %
- Orkla Brands 24 %
- Orkla Media 5 %



Operating profit before goodwill amortisation NOK 3,201 million

THE THREE LARGEST RETAILERS' MARKET SHARE



Norway
Sweden
Denmark
Finland
%
20
40
60
80
100

Source: ACNielsen and Stockmann Gruppen A/S

RETAILER ALLIANCES' SHARE OF THE NORDIC GROCERY MARKET

- Coop/KF/FDB/SOK/Tradeka 32 %
- Ica/Hakon/Kesko/ Dansk Supermarked 33 %
- Axfood/Spar/NorgesGruppen/ SuperGros 22 %
- Other 13 %



Total sales on the Nordic grocery market approximately NOK 415 billion (incl. VAT)

Source: ACNielsen and Stockmann Gruppen A/S

GROCERY SALES IN THE NORDIC COUNTRIES*



Norway
Sweden
Denmark
Finland
NOK billion
30
60
90
120
150

* Incl. VAT

Source: ACNielsen and Stockmann Gruppen A/S



ORKLA FOODS

Orkla Foods is the leading developer, marketer and supplier of food products in the Nordic region. Activities are concentrated around the company's own strong brands and concepts. Orkla Foods aims to maintain its solid positions in the Nordic region and to strengthen its position in Eastern Europe. Approximately 86 % of Orkla Foods' sales in 2002 derived from the Nordic market. Orkla Foods (excluding Bakers) has 43 production plants in 14 countries: Sweden, Norway, Denmark, Finland, Iceland, Estonia, Lithuania, Poland, Austria, Hungary, the Czech Republic, Romania, Ukraine and Portugal. Orkla Foods had a workforce equivalent to 7,271 man-years in 2002.

Focus in 2003

- **Achieve profitable growth**
- **Increase focus on brand-building and innovation**
- **Reduce costs through improved operations and restructuring measures**
- **Maintain consumer confidence**

RESULTS

Operating revenues totalled NOK 11,062 million. For continuing business adjusted for currency translation effects, this was an improvement of 2 % compared with 2001. Operating profit before goodwill amortisation amounted to NOK 902 million, down NOK 21 million for continuing business adjusted for currency translation effects.

The main reason for this decline was the negative performance of the seafood company in Poland. Due to a marked increase in raw material prices, prices of seafood products rose substantially more than prices of other relevant food products, resulting in a decline in demand for fish-based products. The weak Polish economy exacerbated the very negative sales trend. Since 64 % of its sales take place outside Norway, Orkla Foods was also significantly affected by the rise in the value of the Norwegian krone.



In 2002 Risifrutti was given a new, livelier package design that is used in all the Nordic countries. The aim is to create a common platform that will lead to more efficient production and advertising

A number of financial and management tools were further developed to enable Orkla Foods to measure operating efficiency more accurately and carry out improvement measures. Several efficiency improvement and training programmes were initiated at Procordia Food, Abba Seafood, Superfish and other companies. To a growing degree, systematic use is being made of coaching at various organisational levels.

Seafood was defined as an international category in 2002. Orkla Foods has earlier established international categories in the Tasty Meals (pizza/pies), Taste Enhancers (sauces) and Snacking sectors.

In 2002, Orkla Food acquired companies in Sweden, Denmark, Iceland, Romania and Lithuania in line with its strategy of international expansion.

Efforts to ensure food safety were intensified in 2002. Swedish researchers discovered traces of the chemical substance acrylamide in a number of different food products. There is uncertainty as to whether there is a link between the incidence of acrylamide in food and disease in human beings. Orkla Foods is nonetheless working in close partnership with the authorities, researchers and trade organisations to address this issue and has initiated measures to reduce the acrylamide content in the products concerned.

STABBURET

Stabburet reported operating revenues of NOK 2,690 million, compared with NOK 2,614 million in 2001. In 2002, Stabburet maintained or strengthened most of its market positions and launched several new products. At the same time, the company focused strongly on costs. At the start of 2002, Stabburet also made a successful change-over to SAP, a new, coherent computer system for business management.

The volume of the Norwegian grocery market grew by about 2 % despite substantially increased cross-border trading. The majority of Stabburet products are exposed to international competition. The increase in the differences in raw material prices between Norway and its closest trading partners gives cause for concern. Stabburet will seek to promote Norwegian agricultural policy reforms aimed at reducing raw material prices to EU levels within a five-year period.

Grandiosa Pizza Toast was introduced on the market for frozen snacking products in August. By year-end the product was market leader. Other well-received launches included Eat&Go mini-pizzas,


GRUNDLAGT
1834

Jam "From the Old Factory" is one of the best known brands in Denmark. The product was first marketed in 1978.



Fun-Light fruit squashes hold strong positions in Sweden, Finland and Norway.

Nora Squeezy jam in tubes, Mia Pizza, new varieties of FUN-Light fruit squash and three new varieties of Stabbur mackerel in tomato sauce. Sales of the Chef concept to the service trade also increased, with Chef hamburgers doing particularly well.

PROCORDIA FOOD

Procordia Food in Sweden posted operating revenues of SEK 3,436 million, up 4 % from 2001. Operating profit before goodwill amortisation was considerably better than in the previous year due to increased sales and cost effectiveness measures.

Sales volumes on the Swedish grocery market grew by 1.6 %. Procordia Food strengthened its positions within its priority categories. Several successful product launches were carried out, and both Felix Supper (frozen soups) and BOB Squeezy jam strengthened their market positions. Despite stronger competition, sales of the snacking product RisiFrutti increased by 10 %, and the product maintained its position as market leader. The Swedish beverages market grew, and FUN-Light fruit squashes performed well. The new variety, Peach Passion, was well received and is already the biggest seller of the product range. Furthermore, activities targeting the catering market outperformed the total market for the third year in a row.

As a result of the "Lyftet" efficiency improvement programme, the workforce at Procordia Food was reduced by 135 persons. The full effect of the programme is expected to be seen in late 2003. In the course of the year, Procordia Food reduced the capital tied up in inventories and production.


OPERATING REVENUES BY PRODUCT GROUP
Pizza/pies 9 %
Ready meals 9 %
Beverages 6 %
Sauces 7 %
Vegetables 5 %
Seafood 16 %
Baking ingredients 19 %
Potato products 3 %
Snacks 9 %
Jam and marmelade 6 %
Sweet spreads 1 %
Bread and bakery products 10 %

Total operating revenues NOK 11,062 million

BEAUVAIS

Beauvais's operating revenues totalled DKK 549 million, up around 3 % from 2001. Operating profit before goodwill amortisation was slightly lower than in 2001. In Denmark, too, RisiFrutti continued to achieve sales growth.

Eat&Go mini-pizza was launched on the Danish market at the start of 2002. The product was well received and has positioned itself as number two on the market, measured in terms of value.

FELIX ABBA

Felix Abba reported operating revenues of EUR 74 million, compared with EUR 71 million in 2001. For continuing business, this was equivalent to growth of 4 %. Operating profit was higher than in 2001.

Felix Abba strengthened or maintained its positions on the Finnish market. Põltsamaa Felix in Estonia achieved sales growth and positive operating profit, while Süslavicius-Felix in Lithuania delivered an unsatisfactory performance.

ABBA SEAFOOD

Abba Seafood's operating revenues totalled SEK 1,627 million, compared with SEK 1,869 million in 2001. Operating profit was substantially lower.

The decline was largely attributable to the negative performance of the Polish company Superfish. Several improvement measures have been initiated. Orkla Foods took over 51 % of the shares in Superfish in 2000 and purchased the remaining 49 % in February 2003.

In 2001 and early 2002, Abba Seafood experienced a sharp rise in raw material prices, which was compensated for by higher prices for fin-


Stabburet
Stabbur-Makrell


BUNICA

After 44 years on the market, Stabburet launched two new varieties of its canned mackerel in 2002: chopped fillet in tomato and chopped fillet in salsa. This product is the clear market leader in Norway (top); Most of Orkla Foods' products have achieved leading positions in the Nordic region through long-term, systematic brand-building (left); Pizza is one of Orkla Foods' most important product categories. Orkla Foods aims to increase pizza consumption in Central and Eastern Europe (right).

Topway Foods International is the leading manufacturer of margarine, ketchup and mustard in Romania. Orkla Foods acquired the company in 2002.

ished products. This led to a decline in volume on the Swedish seafood market. Nevertheless, operating profit for the business in Sweden was on a par with 2001. Abba Seafood has largely maintained its market positions.

ORKLA FOODS INTERNATIONAL

Orkla Foods International posted operating revenues of NOK 566 million in 2002, a rise of 6 % for continuing business adjusted for currency translation effects. Operating profit was still negative, but there was a marked improvement from 2001 for all the companies in the division.

In May Orkla Foods International purchased Topway, Romania's leading manufacturer of margarine, ketchup and mustard. The company's performance is in line with the acquisition assumptions.

In order to strengthen competitiveness prior to the EU's eastward expansion, Orkla Foods will move production of frozen pizza from Hungary to its factory in the Czech Republic. 75 production employees at Felix Hungaria will be given notice in the course of 2003.

ORKLA FOOD INGREDIENTS

Orkla Food Ingredients posted operating revenues of NOK 2,061 million in 2002. For continuing business adjusted for currency translation effects, this was an increase of 4 %. Operating profit was lower than in the previous year, but in the second half of 2002 operating profit was on a par with the corresponding period of 2001.

Orkla Food Ingredients expanded and increased its market shares in 2002 through a number of acquisitions, among which Credin, the leading Danish producer of bakery ingredients, was the biggest investment.

BAKERS

Bakers achieved organic growth of 7 % in 2002, and increased its operating revenues to NOK 1,098 million. Bakers now has full market coverage in its core area, Southern and Central Norway.

Due to high Norwegian flour prices, combined with a generally high level of costs in Norway, this sector is exposed to strong competition from abroad. This applies in particular to bakery products with a long shelf life and bake-off products. To improve its competitiveness, Bakers is building a large, modern bakery in Oslo, which will be operational in summer 2003. Despite tougher competition from Norwegian competitors and imports, Bakers achieved satisfactory results in 2002.

REVENUES BY SEGMENT

Retail 69 %
Catering sector 13 %
Export/other 18 %



Total operating revenues NOK 11,062 million

NET SALES BY MARKET

Norway 36 %
Sweden 36 %
Denmark 10 %
Finland 4 %
Poland 5 %
Other 9 %



Net sales NOK 11,016 million



ORKLA BEVERAGES

Orkla Beverages consists of Orkla's 40 % stake in Carlsberg Breweries, which was established in February 2001 when Orkla and Carlsberg A/S merged their brewery operations to form a new, jointly controlled company. Carlsberg Breweries is market leader for beer in the four largest Nordic countries, as well as in a number of other markets within its main geographical target areas, Northern and Western Europe, Central and Eastern Europe and Asia. Carlsberg Breweries aims to strengthen its position on the international market, thereby positioning itself to take part in the further consolidation of the global brewery industry.

Focus in 2003
- **Improve operations at existing breweries**
- **Realise synergies and complete improvement programmes in Poland, Sweden and Switzerland**
- **Achieve continued growth for premium brands, particularly Carlsberg**
- **Continue to grow in Central and Eastern Europe**

In 2002 Carlsberg Breweries focused particularly on creating a growth platform for the Carlsberg Brand, and on improving operations and capital efficiency in the companies that it controls. This includes reorganising and rationalising operations in Sweden, Poland, Switzerland and Turkey.



Carlsberg is a global premium beer that is sold in 140 countries. The Carlsberg brand achieved 6 % growth in 2002.

In 2002 Carlsberg Breweries expanded its geographical platform by increasing its stake in the Croatian company Panonska Pivovara, Carlsberg Italia in Italy and Carlsberg Okocim in Poland and purchasing the Bulgarian breweries Shumensko and Prinisko. Carlsberg Asia increased its stake in the Korean brewery Hite, and acquired 25 % of the shares of the Lao Brewery in Laos. Baltic Beverages Holding (BBH) purchased the Voronezh brewery in Russia and the Irbis brewery in Kazakhstan in 2002. BBH also decided to build three new breweries in Samara, Habarovsk (Russia) and Kiev (Ukraine). Investments outside the company's core business were sold, including the bottled water company Rent-a-Cooler and various real estate properties. The Carlsberg brand has strengthened its global position as a result of a number of initiatives in 2002, such as a new packaging design, new international advertising and marketing campaigns and bigger investments in global sponsorship of sports such as football (UEFA 2004 and Liverpool FC), golf and alpine skiing.

RESULTS

Orkla Beverages' operating revenues for 2002 totalled NOK 14,516 million, compared with NOK 14,924 million in 2001. Adjusted for currency translation effects, Orkla Beverages achieved 5 % growth in sales.

Operating profit before goodwill amortisation amounted to NOK 1,364 million, compared with NOK 1,311 million in 2001. Adjusted for currency translation effects, this was equivalent to 14 % growth. Most of this growth is ascribable to profit improvement in the Nordic region, BBH and the UK.

Carlsberg Breweries' total beer volume rose 17 % to around 79 million hectolitres. This increase can largely be attributed to higher volumes due to the consolidation of Hite (South Korea), continued volume growth at BBH and increased volumes in Poland due to acquisitions. The Carlsberg brand grew 6 % in 2002, and the global sales volume exceeded 10 million hectolitres. The Group's total volume of other beverages amounted to 21 million hectolitres, down 1 % from 2001. This decline is mainly due to increased private imports of soft drinks to Denmark and a deliberate focus on more profitable packaging sizes and brands in Sweden.

NORTHERN AND WESTERN EUROPE

The Northern and Western Europe market region comprises the company's brewery operations in the Nordic region, Carlsberg-Tetley in the UK, the Swiss brewery Feldschlösschen, Carlsberg Italia, the Portuguese brewery Unicer-Bebidas and Hannen Bräuerei in Germany.

Operating revenues for the Northern and Western Europe market region (100 %) totalled DKK 26,997 million in 2002, a rise of 4 % compared with 2001. Operating profit before goodwill amortisation amounted to DKK 2,269 million. Adjusted for currency translation effects, this was an increase of 27 % compared with 2001.

The market for beer grew in most of the Nordic countries, primarily due to favourable weather conditions and a long summer. The Carlsberg brand achieved volume growth in Norway and Finland, while the brand's performance in Denmark was on a par with 2001. Sinebrychoff increased its market shares and is now market leader for beer in Finland. In Sweden, volume declined as a result of the divestment of several brands in autumn 2001 in order to meet the requirements of the Swedish competition authorities in connection with the merger in the same year.

Results in Southern Europe were affected by generally weak economic conditions and unfavourable weather conditions, which contributed to a slight decline in volume and profit growth, compared with 2001, for the breweries in Switzerland, Portugal and Italy.

Carlsberg-Tetley achieved volume and profit growth in the UK. Growth was particularly strong in the retail trade where Carlsberg-Tetley increased its market share. The main (Carlsberg and Tetley) brands' share of total sales rose, accounting for 77 % of the total volume of sales in 2002.

CENTRAL AND EASTERN EUROPE

The Central and Eastern Europe market region consists of Carlsberg Breweries' 50 % stake in BBH, which comprises operations in Russia, Ukraine, the Baltic States and Kazakhstan, and Carlsberg Breweries' majority-owned companies in Poland, Turkey, Croatia, Bulgaria and Malawi. The company in Croatia was fully consolidated as from June 2002, while the companies in Bulgaria were consolidated as of 31 December 2002.

Operating revenues for Central and Eastern Europe (100 %) totalled DKK 7,475 million in 2002, equivalent to 28 % growth. Operating profit before goodwill amortisation amounted to DKK 1,274 million in 2002.

The new structure in Poland, Carlsberg Okocim, contributed to sales growth in 2002, primarily due to new operations, but also to the successful launch of the Carlsberg brand in a half-litre bottle in the second half of the year.


IMPORT
BREWED SINCE
1895
TUBORG
COPENHAGEN DENMARK
GOLD LA
BORG
BEL
COPENHAGEN · DEN

The Tuborg brand achieved good growth in 2002 and strengthened its position on several markets, especially in the Nordic region and Eastern Europe.

In Turkey, the economic climate was very difficult in 2002. Despite volume growth and increased market shares, profit was very weak due to strong price competition and substantial market investments. Major changes were made in the management, and a new business plan is currently being implemented.

BBH's beer volume increased 22 % in 2002 to a total of 27.9 million hectolitres (BBH 100 %). Market growth for beer in Russia was weaker in the second half of 2002. After an increase of 16 % in the first six months of the year, market growth for the year as a whole ended at 9 %. Per capita consumption of beer in Russia was 48 litres in 2002. BBH's volume growth on the Russian beer market was 22 % in 2002 and its market share rose to 33 %. The beer market in Ukraine continued to grow strongly in 2002, and the total market increased by 14 %. BBH's Ukrainian breweries achieved 27 % volume growth and increased their market share to 20 %. Per capita consumption of beer in Ukraine was 28 litres in 2002. Beer consumption in the Baltic States rose to 67 litres per capita in 2002. This growth was ascribable to very

OPERATING REVENUES BY MARKET


Northern and Western Europe 76 %
Central and Eastern Europe 21 %
Asia 3 %

Net sales DKK 35,544 million

BEER VOLUME BY MARKET


Northern and Western Europe 33 %
Central and Eastern Europe 48 %
Asia 19 %

Total volume 78.6 million hectolitres

VOLUME SOLD BY PRODUCT GROUP


Beer 79 %
Soft drinks 11 %
Water 7 %
Other 3 %

Total volume 99.5 million hectolitres




Ringnes


Mozell

Canned beer accounted for approximately 9 % of sales on the Russian beer market in 2002. Baltika is also market leader on the canned beer market.

Ringnes, the biggest beer brand in Norway, celebrated its 125th annniversary in 2002. In January 2002, the Ringnes brand was introduced in a new curved bottle for the restaurant market (top); Design is an important element of Ringnes' brand-building activities. Ringnes has succeeded in integrating the values associated with Mozell, a sparkling fruit drink, in its most recent packaging innovation (bottom).

Ramlösa, one of the strongest carbonated water brands in Sweden, is exported to some 40 countries. Imsdal is the market leader for still water in Norway and Sweden.

good summer weather, increased market activity and slightly lower prices. BBH strengthened its market position in the Baltic States.

BBH continued to expand the capacity of its existing breweries in 2002. It also acquired the Voronezh brewery (70 %) in January, and began construction on new breweries in Samara and Habravosk in Russia, which are scheduled for completion in 2003. A new brewery is under construction in Kiev, Ukraine, and is due to be completed in 2004. In November, BBH purchased 76 % of Irbis in Kazakhstan. Furthermore, half of Carlsberg Breweries' stake in the Russian brewery Vena was sold to BBH in November 2001.

ASIA

The Asian market region consists of Carlsberg Breweries' 50 % stake in Carlsberg Asia. The company became operational in January 2002 and has business interests in Hong Kong, China, Laos, Malaysia, Nepal, Singapore, South Korea, Sri Lanka, Thailand and Vietnam.

Operating revenues for Asia (100 %) totalled DKK 1,019 million in 2002, compared with DKK 1,847 million in 2001. The decline in operating revenues was attributable to the new structure in Asia. Operating profit before goodwill amortisation amounted to DKK 467 million in 2002, compared with DKK 403 million in 2001. The total volume of beer for the Asian region was 14.7 million hectolitres. The business in Thailand is currently being built up, and to ensure an acceptable level of profit during the start-up phase, the parties have agreed that Carlsberg Breweries' Thai partner will guarantee profit to Carlsberg Asia (100 %) in the amount of USD 50 million before tax per year over a three-year period.

Results in Malaysia and Singapore were satisfactory, but the performance of the company in Thailand was weaker than anticipated.

In January 2003, Carlsberg Asia, through Carlsberg Hong Kong, purchased the Chinese brewery Kumming Huashi Brewery. Further investment in China, one of the fastest growing beer markets in the world, is considered on a continuous basis.


MARKET SHARE BEER NORTHERN AND WESTERN EUROPE
DK
SV
NO
FIN
UK
CH
POR
IT
%
10
20
30
40
50
60
70
80


MARKET SHARE BEER CENTRAL AND EASTERN EUROPE
RUS
UKR
EST
LAT
LIT
PL
TUR
%
10
20
30
40
50

ORKLA BRANDS

Orkla Brands comprises Orkla's most advertising-intensive and marketing-intensive product groups. The product portfolio includes strong, well-known brands such as Omo, Blenda, Zalo and Jif (Lilleborg Home and Personal Care), Stratos and Doc (Confectionery), Ballerina and Kornmo (Biscuits), Möllers Tran cod liver oil (Dietary Supplements), OLW and KiMs (Snacks) and LaMote (Household Textiles). Orkla Brands' strategy is to focus on strong brands and concentrate innovation and market support on these brands.

Focus in 2003

- **Continue to invest in innovation and product development**
- **Strengthen consumer loyalty by concentrating innovation and market investments on major brands and products with substantial growth potential**
- **Strengthen competitiveness through efficiency improvement measures**
- **Establish profitable operations in Household Textiles Sweden**

Orkla Brands aims to further develop the Nordic region as its home market and expand in selected markets in Eastern Europe. 93 % of sales in 2002 took place in the Nordic market. The companies in Orkla Brands mainly hold number one or number two positions in the markets in which they operate. Lilleborg Home and Personal Care has an agreement with Unilever relating to detergents, personal hygiene products and cosmetics for the Norwegian market. This agreement was originally entered into in 1958 and was last renegotiated in 1995. Under the renegotiated agreement, cooperation will continue as before in accordance with the same main business principles until 2014. In 2002, Orkla Brands' workforce totalled approximately 2,200 man-years.



Define was launched in January 2002 and is Lilleborg's biggest ever innovation. This range rapidly became market leader and contributed to growth of 13 % in the hair care category.

RESULTS

Operating revenues for Orkla Brands totalled NOK 4,500 million in 2002, up 1 % from 2001 when adjusted for currency translation effects. Although revenue growth was affected by weaker distribution for Household Textiles, good sales growth for several other companies had a positive impact. Operating profit before goodwill amortisation amounted to NOK 787 million, which is equivalent to 21 % growth compared with 2001. All the business areas, apart from Household Textiles, reported results on a par with or higher than in 2001.

Orkla Brands' focus on innovation resulted in several major launches in the course of 2002, the largest of which was the Define hair care range from Lilleborg Home and Personal Care. The range was launched in January and is now market leader in the hair care segment. Other important launches in 2002 were Bocca, a dark chocolate bar from Nidar, and Café Cookies from the biscuits business.

As part of its strategy to improve its competitiveness, Orkla Brands initiated cost effectiveness projects in several business areas. In 2000, the production of biscuits was concentrated in Sweden to lay the foundation for competitive production. In autumn 2001, the comprehensive Redesign project was initiated to ensure efficiency in all parts of the organisation. The project was completed as planned and is expected to have a positive impact in 2003. Nidar is also making active efforts to improve production efficiency. So far, it has not been possible to establish profitable operations in Household Textiles Sweden.

LILLEBORG HOME AND PERSONAL CARE

Operating revenues for Lilleborg Home and Personal Care totalled NOK 1,590 million, up 1 % from 2001. As expected, export revenues declined in 2002. Successful product launches on the domestic market helped to boost sales growth. The most important launch in 2002 was the Define range of hair care products. New launches that generated good category growth, particularly in the personal care and cosmetics segments, contributed to profit growth. The Norwegian economic situation may have a negative impact on the competitiveness of Lilleborg Home and Personal Care's value chain in Norway. Market positions were maintained.

LILLEBORG INDUSTRIAL DETERGENTS

Operating revenues for Lilleborg Industrial Detergents amounted to NOK 335 million, a rise of 7 % from the previous year. This growth,



Passion sells. Since the launch in September 2002, Nidar has sold about 3 million bars of Bocca dark chocolate and seven out of ten Norwegians were familiar with the brand after only three months.



Thanks to many years of innovation, Solidox is currently the only Norwegian toothpaste on the market. The latest version, Solidox Aktiv, was launched in May 2002.

which must be considered highly satisfactory in a stagnating market, was attributable to increased sales to existing customers and the establishment of new customer relationships. Efforts targeting customers, combined with development of the market through new product portfolios and additional services, will continue to play an important role in ensuring further growth in 2003. Thanks to satisfactory sales growth, Lilleborg Industrial Detergents achieved higher profit than in 2001. The company maintained its market position.

CONFECTIONERY

Operating revenues for Confectionery totalled NOK 937 million, up 1 % from 2001. Operating profit increased in 2002. Nidar's most important product launch in 2002 was Bocca, an exclusive, dark chocolate bar designed for adult consumers. Nidar reviewed its production process in 2002 with a view to identifying potential areas for efficiency improvement. The ongoing improvement of production processes will continue to be important in 2003. Nidar strengthened its market position, becoming Norway's leading supplier of confectionery in 2002.

BISCUITS

The biscuits business reported operating revenues of NOK 725 million, which was 9 % higher than in 2001 when adjusted for currency translation effects. The businesses in both Sweden and Norway achieved sales growth in 2002, spurred by successful product launches. The improvement project initiated in the fourth quarter of 2001 was completed in 2002. The net effect on profit was neutral due to non-recurring costs. Biscuits posted good profit growth in 2002 and strengthened its market position in both Sweden and Norway.

SNACKS

Chips Scandinavian Company (CSC) is a joint Nordic snacks company, 40 % of which is controlled by Orkla and 60 % by Chips Abp. CSC consists of OLW Sverige AB, KiMs Norge AS and KiMs Danmark A/S. Operating revenues for the snacks business totalled NOK 419 million, which is a rise of 6 % when adjusted for currency translation effects. All of the companies reported higher operating revenues than in 2001. Revenue growth in Sweden was negatively effected by the acrylamide issue. Operating profit for Snacks ended up higher than in 2001. CSC strengthened its market position, and was the largest supplier of snacks in the Nordic region in 2002.

HOUSEHOLD TEXTILES

Operating revenues for Household Textiles amounted to NOK 348 million, down 22 % from 2001 when adjusted for currency transla-

NET SALES BY MARKET

Norway 71 %
Other Nordic countries 22 %
Outside Nordic region 7 %



Net sales NOK 4,360 million

OPERATING REVENUES BY BUSINESS AREA

Lilleborg Home and Personal Care 35 %
Lilleborg Industrial Detergents 7 %
Biscuits 16 %
Confectionery 21 %
Snacks 9 %
Household Textiles 8 %
Dietary Supplements 4 %



Total operating revenues NOK 4,500 million


Omega


Göteborgs
Ballerina


Mer kraft i hver dråpe
Zalo

Möller's Omega-3 + folate was specially developed to provide a unique combination of nutrients that are good for the heart (top); Traditional Zalo is the unchallenged leader on the washing up liquid market in Norway (bottom).

Ballerina Minirull, the most popular biscuit in a practical portion package, has been adapted to suit a modern, active lifestyle. It was launched in the second quarter of 2002 in Norway, Sweden and Finland.

tion effects. Operating profit was considerably lower. The decline in operating revenues was related to both Norway and Sweden. In Norway, the drop in sales and market share was largely due to the termination of the joint agreement with HakonGruppen on 1 January 2002. For Household Textiles in Sweden, distribution was weakened as a result of the ICA grocery chain's concentration on its own brands and loss of distribution to Axfoods. Sales to Coop Sweden and Bergendahls were on a par with 2001. The weaker sales growth is linked to the decline in the total market for household textiles in Sweden in 2002 and the decrease in the grocery trade's share of the total market.

DIETARY SUPPLEMENTS

Operating revenues for Dietary Supplements amounted to NOK 151 million, up 4 % from 2001. In addition to sales growth on the home market, Dietary Supplements continued to achieve good growth on export markets. Positive results were achieved in both Finland, which is the largest export market, and the Baltic States. The market position for Dietary Supplements was strengthened.


SNACKS MARKET (VALUE)
1998
1999
2000
2001
2002
NOK million
500
1,000
1,500
2,000
2,500
Norway
Denmark
Sweden
Source: ACNielsen


BISCUITS MARKET (VALUE)
2000
2001
2002
NOK million
300
600
900
1,200
1,500
Norway
Sweden
Finland
Source: ACNielsen


DETERGENTS MARKET/PERSONAL PRODUCTS MARKET (VALUE) NORWAY
1998
1999
2000
2001
2002
NOK million
500
1,000
1,500
2,000
2,500
3,000
3,500
4,000
Source: Estimate based on ACNielsen, GKF and KLF


CONFECTIONARY MARKET (VALUE) NORWAY
2000
2001
2002
NOK million
1,000
2,000
3,000
4,000
5,000
6,000
7,000
Source: ACNielsen

ANG ◇ LØRDA

ORKLA MEDIA

Orkla Media operates in the newspaper, magazine and direct marketing sectors. The Group has activities in Norway, Sweden, Denmark, Poland, Lithuania and Ukraine, and is the fifth largest media company in the Nordic region. The newspaper business in Norway consists of local newspapers with number one positions which have a total market share of 15 %. Det Berlingske Officin is the largest player on the Danish newspaper market with a 32 % share of the daily market and a 46 % share of the Sunday market. Orkla Media is the largest player on the Polish newspaper market with a market share of 24 %. Through its 50 % stake in Hjemmet Mortensen, Orkla Media is market leader (52 %) on the Norwegian magazine market and fourth largest on the Swedish market. Orkla Media is also a major player in the direct marketing sector with operations in Norway and Sweden. In 2002, the Group's workforce totalled 6,750 man-years.

Focus in 2003

- **Continued operational and cost improvements**
- **Advertising growth at Berlingske**
- **Circulation growth in Poland**
- **Measures to increase revenues in existing media**
- **Development of new revenue areas**

RESULTS

Operating revenues in 2002 totalled NOK 7,079 million, down 5 % from 2001 for continuing business adjusted for currency translation effects. Operating profit before goodwill amortisation amounted to NOK 148 million, compared with NOK 294 million in 2001. For continuing business, adjusted for currency translation effects, this was a decline of 46 %. The magazines and newspaper business in Norway achieved profit growth in comparison with previous years, while Berlingske in Denmark and the newspaper business in Eastern Europe reported lower profit. The drop in profit from 2001 is mainly due to weak advertising markets in Denmark and Poland.

BERLINGSKE

Operating revenues amounted to NOK 3,135 million in 2002, down 10 % from 2001 for continuing business adjusted for currency translation effects. The weak advertising market in Denmark significantly affected Berlingske's performance, resulting in a substantial decline in profit compared with 2001. The fall in advertising revenues was offset to some degree by cost-cutting measures and lower paper prices. Berlingske's newspapers experienced a 16 % decline in advertising revenues in 2002, compared with a 14 % decline in the total market. The negative trend was strongest for Berlingske Tidende, where sales of classified job advertisements were particularly low. Circulation for the Group's newspapers dropped by around 2 % in 2002, which was on a par with the total market decline.



Tønsbergs Blad received the European Newspaper Award for design in 2002.

The further development of Berlingske was a key area of focus in 2002. The free newspaper Urban, which was launched in September 2001, had a significant negative impact on profit. Further investments were made in Urban in 2002, and readership figures showed a positive trend. Substantial workforce reductions continued to be made in 2002, and further measures will be implemented. A project initiated to coordinate administrative functions for IT, magazine sales, service and finance will be completed in the course of 2004. At the end of 2002, Berlingske entered into cooperation with Politiken on the establishment of a joint printing plant. This will reduce printing costs and free up capital.

NEWSPAPERS NORWAY

Operating revenues for continuing business rose 2 % to NOK 1,879 million in 2002. Operating profit before goodwill amortisation for continuing business was higher than in 2001, largely due to higher revenues and the effects of cost-cutting measures.

Orkla Media's Norwegian newspapers experienced a 4 % drop in advertising volumes, which was 1 percentage point better than the total market decline. Circulation for Orkla Media's 28 newspapers in Norway decreased slightly, but less than circulation figures for the total market.

In 2002 Orkla Media entered into cooperation with A-Pressen on classified Internet advertisements through the establishment of the Internet company Zett. This will strengthen the newspapers' position in the advertising market.

NEWSPAPERS EASTERN EUROPE

Operating revenues totalled NOK 844 million in 2002. For continuing business adjusted for currency translation effects, this was a drop of 6 %, which was largely due to the decline on the Polish advertising market. As a result, operating profit before goodwill amortisation was



In terms of circulation, Orkla Media is market leader in Poland and Denmark. Rzeczpospolita is one of Poland's largest newspapers. Berlingske Tidende is the biggest daily newspaper in Denmark (top left); Foreldre & barn (Parents & Children) is the only magazine in this segment on the Norwegian market and has more than 300,000 readers (top right); Her og Nå increased its circulation by more than 50 % in 2002 and became the clear winner on the Norwegian magazine market in terms of circulation (bottom left); Many new men's magazines have been launched in recent years. Mann og Jakt (Man and Hunting), first published in 1996, provides interesting, useful reading for both city-dwellers and outdoor types (bottom right).

lower than in 2001. The negative trend for advertising was partly offset by cost reductions. The trend in advertising revenues for Orkla Media's newspapers in Poland was on a par with the total market. The Group's newspapers had a 16 % share of the advertising market.

Measures have been initiated to regionalise and restructure Orkla Media's Polish newspaper businesses. Due to continued strong focus on product development and stronger marketing to bolster circulation figures, Orkla Media's newspapers were still market leader in Poland in terms of circulation, holding a 24 % market share at the end of 2002. Circulation growth was still negative, but better than the total market.


OPERATING MARGIN*
1998 8.8
1999 7.4
2000 8.1
2001 3.9
2002 2.1
% 2 4 6 8 10
*Before goodwill amortisation

MAGAZINES

Magazines reported operating revenues of NOK 745 million in 2002, a rise of 7 % for continuing business. Operating profit before goodwill amortisation improved considerably. This was largely due to strong focus on costs and efficiency improvement, combined with growth in the market for niche and specialised magazines.

Hjemmet Mortensen experienced a 2 % fall in advertising volume, which was in line with the total market trend. Its market share, measured in terms of volume, was around 45 %, on a par with 2001. Total circulation for the Norwegian magazine trade rose about 3 % in 2002. Hjemmet Mortensen achieved growth of over 6 %.

Circulation figures for the weekly TV/celebrity magazine Her og Nå increased substantially. The trend towards lower circulation figures for broad-based family magazines and growth within the specialised magazine segment continued in 2002, although the decline for family magazines was less than in earlier years.

DIRECT MARKETING

Operating revenues for Directing Marketing (DM) totalled NOK 480 million in 2002, down 2 % for continuing business. Operating profit before goodwill amortisation for continuing business was on a par with 2001. Growth for the Norwegian DM business was slower than in 2001, due to lower new sales. Cost-cutting and restructuring measures were implemented and the sales apparatus was strengthened to counter the negative trend.


BREAKDOWN OF OPERATING REVENUES
Newspapers Denmark 40 43 17
Newspapers Norway 32 48 20
Newspapers Eastern Europe 45 42 13
Magazines 69 22 9
% 20 40 60 80 100
Circulation
Advertising
Other


OPERATING REVENUES BY SECTOR
Newspapers Denmark 44 %
Newspapers Norway 26 %
Newspapers Eastern Europe 12 %
Magazines 11 %
Direct Marketing 7 %

Total operating revenues NOK 7,079 million

CHEMICALS

The main strategic paths Borregaard has pursued in recent years, of increased market orientation, specialisation and concentration on global niche areas, have given the company leading global positions in its priority areas. Specialisation of the product portfolio reduces the impact of general economic fluctuations and contributes to higher barriers of entry and a stronger competitive position. Continuous innovation and the development of new products and concepts generate added value for Borregaard's customers.

Focus in 2003
- **Further concentrate activities on niche areas where Borregaard holds strong positions**
- **Integrate new production capacity in the Speciality Chemicals business**
- **Improve the profitability of Fine Chemicals and Ingredients**
- **Maintain the competitiveness of Norwegian companies**

At the beginning of 2003, Borregaard is a more coherent, focused company. The acquisition of the Swiss cellulose and wood-based chemicals company, Atisholz, and the sale of companies such as Kemetyl, Fredrikstad Blikk- og Metallvarefabrikk and several small power stations have helped to redistribute and concentrate resources. The Swiss acquisition will improve Borregaard's capacity to serve increasingly large global customers in the field of speciality cellulose. Ethanol production will be strengthened and the yeast and yeast extract business will represent a new but natural expansion of a product portfolio that is based on timber as a raw material. With the ongoing expansion of the lignin factory in South Africa, this will lay the foundations for further international growth and reduce Borregaard's dependency on the competitiveness and operating parameters of the Norwegian economy. Furthermore, it will increase Borregaard's concentration on speciality cellulose and lignin.

The integration and realisation of synergies with the Swiss business will be a priority task in the months ahead. Further development of speciality cellulose and the new yeast extract business, in terms of both production and marketing, will be central area of focus. For Borregaard, which is the only global supplier of lignin products, the expansion of the lignin factory in South Africa means that total capacity will increase by approximately 20 % in the course of 2003. The profitability of the Fine Chemicals and Ingredients businesses is unsatisfactory and earnings in these areas must be improved by achieving more cost-effective operations, higher sales and increased added value.

The macro-economic situation, including the international economic slowdown, currency rates, pay rises and oil prices, affected Borregaard's results. The economic operating parameters in Norway deteriorated significantly in 2002, with a stronger NOK, high interest rates and large wage rises. The Norwegian companies will intensify their focus on practical improvements to compensate for the loss of competitiveness. Continued efficiency improvements will be ensured by further developing a culture which promotes continuous improvement and which, through performance management, focuses on increased value creation, higher productivity and cost improvements.

RESULTS

Borregaard's operating revenues totalled NOK 5,726 million in 2002, equivalent to a decline of 8 % for continuing business, adjusted for currency translation effects. Operating profit before goodwill amortisation was NOK 537 million, compared with NOK 569 million in 2001. The main reasons for the fall in revenues and profit were the strong NOK, the weak USD, a decline on the marine oil market and

OPERATING MARGIN*


1998
7.1
1999
4.7
2000
6.7
2001
8.6
2002
9.4
%
2
4
6
8
10

* Before goodwill amortisation

OPERATING REVENUES BY BUSINESS AREA

Speciality chemicals 45 %
Fine chemicals 15 %
Ingredients 30 %
Other 10 %



Total operating revenues NOK 5,726 million

NET SALES BY MARKET

Norway 22 %
Other Nordic countries 13 %
Other European countries 34 %
Asia 12 %
America 16 %
Other 3 %



Net sales NOK 5,571 million



Borregaard supplies several advanced intermediates for modern X-ray contrast media (above); Lignin products are used in advanced structures as an additive to concrete. They increase its strength and improve flow and end-use properties (next page).

generally somewhat lower volumes in most areas. Currency hedging contracts helped to offset the effect of the strong NOK and weak USD.

The sale of Kemetyl and nine small power stations generated an accounting gain of NOK 154 million. The book value of goodwill and certain assets in the fine chemicals and lignin businesses cannot be justified on the basis of anticipated future earnings. Consequently, these assets were written down by a total of NOK 109 million. The Swiss company was consolidated in the accounts as from 31 December 2002.

SPECIALITY CHEMICALS

Borregaard's speciality chemicals business is based on the company's expertise in utilising the various substances found in timber as raw materials for high purity products. The speciality chemicals business comprises Borregaard LignoTech and Borregaard ChemCell.

With twelve production plants in ten countries, Borregaard LignoTech is the world's leading supplier of lignin-based binding and dispersing agents. For Borregaard LignoTech, 2002 was a year of consolidation and strong emphasis on operational matters. Operating revenues totalled NOK 1,501 million, down 10 % from 2001. The decline was due to currency effects and a fall in volume on most markets and for most applications. Despite this, profit was higher as a result of a favourable product mix and a reduction in costs. Expansion of the factory in South Africa is proceeding according to plan and the start-up will take place in the second quarter of 2003.

Borregaard ChemCell is the leading European supplier of speciality cellulose for chemical applications and a global leader for selected applications in the field of food products, pharmaceuticals, cosmetics, personal hygiene products and the construction industry. Borregaard ChemCell posted operating revenues of NOK 1,083 million in 2002, 3 % lower than in 2001. The fall in profit was ascribable to currency effects, lower sales volume for speciality cellulose, a weak market for certain basic chemicals and higher fixed costs and energy costs. This was partially offset by increased specialisation and lower transport costs. Despite the slowdown on the cellulose markets, the price of speciality products was maintained in the selling currency. The introduction of new products further increased the proportion of speciality products.

Energy costs at the Sarpsborg plant have increased significantly in recent years, especially because the cost of thermal energy from the sulphuric acid factory has risen sharply as a result of changes in the sulphuric acid market. The sulphuric acid factory will be phased out from 2005 and the thermal energy previously obtained from there will primarily be replaced by thermal energy from the incineration of waste products from timber-based production and sorted waste. Borregaard will thus have a new supply of thermal energy that will bring both financial and environmental benefits.

FINE CHEMICALS

Borregaard Synthesis is a leading supplier of fine chemicals to niche markets in the pharmaceutical industry, the food manufacturing industry and other selected markets. This business area has production plants in Norway, Italy, the USA, China and India (minority interest).

Operating revenues totalled NOK 867 million in 2002, 4 % lower than in 2001. However, operating profit improved significantly. Despite lower sales and pressure on prices, profit from intermediate products for the pharmaceutical industry was higher as a result of an improved product mix, efficient production, cost reductions and lower prices for certain factor inputs.

A new pilot plant in Sarpsborg, which will increase the company's capacity to develop new products, was completed in 2002. Sales of aroma chemicals, which comprise lignin-based and synthetic vanillin and ethylvanillin, increased in 2002 as a result of strong demand.


OPERATING PROFIT*
1998
404
1999
264
2000
465
2001
569
2002
537
NOK million
100
200
300
400
500
600

* Before goodwill amortisation


RETURN ON CAPITAL EMPLOYED
1998
11.6
1999
6.8
2000
10.8
2001
13.7
2002
13.1
%
3
6
9
12
15





Cellulose is a raw material used in textiles such as viscose and artificial silk. Lignin products are used in textile dyes to ensure a more even result and reduce the consumption of dye (top); Borregaard's products are used in many food products. Vanillin is one of the most frequently used flavourings and fragrancies in the world and speciality cellulose is used as a raw material for consistency in ice-cream and milk products (bottom left); The soya beans used by Denofa come from Brazil. A comprehensive quality control programme ensures supplies of natural, non-genetically modified soya beans (bottom right).

However, the effect of the rise in volume was somewhat offset by the weakening of important foreign currencies. The diphenol business in Italy achieved volume growth in 2002 on a market where prices were under pressure. Higher raw material and energy costs were more than offset by productivity improvements and cost reductions.

INGREDIENTS

Denofa refines marine and vegetable raw materials. The company is a leading supplier of oils, fats, proteins and associated products to the Nordic food manufacturing and animal and fish feed industries and to other selected industries and markets.


TOTAL INVESTMENTS*
1998
1999
2000
2001
2002
NOK million
100
200
300
400
500
600

* Replacement expenditure and environmental investments and expansion investments of own capacity

Denofa's operating revenues totalled NOK 1,735 million in 2002, down 22 % from the previous year. The decline was due to lower sales of oil and fat products to export markets and of marine oil for fish feed production, less trading in soya beans and currency effects. Profit was significantly lower than in 2001, mainly as a result of a drop in supplies of marine oil to the fish feed industry, a lower industrial crushing margin and a decline in exports of oil and fat products.

OTHER BUSINESSES

Operating revenues from other businesses totalled NOK 525 million in 2002, equivalent to a decline of 4 % for continuing business. Borregaard Energy contributed to profit growth due to higher prices for electric power and a substantial profit from financial power trading. This was partially offset by lower production at Borregaard's own plants.

Profit for Borregaard Vafos (mechanical pulp) and Borregaard Hellefoss (book paper) was lower due to the strong NOK and a decline in volume, particularly for book paper.

PRODUCTS AND APPLICATIONS

SPECIALITY CHEMICALS

Lignin

Dispersing agents for use in concrete, textile dyes, ceramics, crop protection chemicals and oil drilling chemicals. Binding agents for animal feed and briquetting.

Speciality cellulose

Raw material for cellulose derivatives for binding and dispersing agents in food products, cosmetics, pharmaceuticals, paint, building products, paper and board coating formulations, oil drilling chemicals, textile fibres, film, varnish, moulded plastics and special filters.

FINE CHEMICALS

Pharmaceutical products

Intermediates and active ingredients for medicines and X-ray contrast media (diagnostic applications).

Aroma chemicals

Flavourings and fragrances used in food products and cosmetics, raw materials for pharmaceuticals.

Diphenols

Photochemicals, intermediates for aroma chemicals, agrochemicals and pharmaceutical chemicals.

INGREDIENTS

Oils, fats and proteins

The food manufacturing industry, animal and fish feed production and dietary and nutritional supplements.

OTHER AREAS

Electric power, book paper, mechanical pulp, silicon carbide.

FINANCIAL INVESTMENTS

Orkla manages one of Norway's largest share portfolios and has long traditions as a stock market investor. Value creation has been high over time, both in absolute terms and in relation to the Oslo Stock Exchange. Since 1982, the average annual return on the portfolio has been 16.0 %, while the return on the Oslo Stock Exchange has been 10.9 %. The Financial Investments division also provides Orkla with broad insights into and contacts with the Norwegian and international stock markets.

Focus in 2003

- **Further concentrate the portfolio; fewer, larger investments**
- **Focus and re-orient the portfolio towards a larger proportion of listed shares**
- **Gradually increase the proportion of investments in selected, foreign, listed companies, mainly in other Nordic countries**
- **Selective investment strategy focusing on companies with capacity for long-term value creation**
- **Stronger focus on profitable growth in Orkla Finans' equity management operations**

MARKET SITUATION

After an extremely weak trend on the stock markets in the two previous years, the decline was further intensified in 2002. The Oslo Stock Exchange Benchmark Index dropped 31.1 % and the international stock markets also declined significantly. The FT World Local Currency Index fell 24.6 %, while the US stock market, represented by the S&P 500 Index, dropped 23.4 %. In the Nordic region, the Swedish stock market fell 37.4 % and the Finnish market fell 34.4 %, while in Denmark the decline was 26.8 %. Most markets reached the lowest level for the year at the beginning of October, and from then until year-end the FT World Local Currency Index rose 15.4 %.

The strong rise on the stock markets in the latter half of the 1990s peaked in 2000. From top to bottom, the markets dropped about 50 %. Alongside the decline following the oil crisis in 1973–74, this was the strongest decline in the post-war era.

From autumn 2000 until the end of 2001, the global economy underwent a fairly synchronised slowdown, during which most of the major industrial economies experienced recession at one time or another. Due to aggressive interest-rate cuts and an expansive fiscal policy, particularly in the USA, the bottom has so far been relatively shallow. The downside is that there are still significant imbalances in the global economy that will hamper future growth.

With high oil prices, low global capacity utilisation and the slowing effects of economic imbalances and political unsertainty, growth rates are unlikely to reach or exceed the trend in the OECD area in 2003.

The decline on the stock markets in 2002 affected all sectors, but it was once again the IT and telecom sector that fell most sharply. The market was affected by accounting scandals in the USA and focus on deficiencies in the quality of companies' reporting of earnings. The downward adjustment of anticipated earnings, higher risk premiums, rising oil prices and greater geopolitical risk also had a negative impact on the financial markets.

The Norwegian economy grew moderately and was characterised by pressure in certain parts of the labour market. Operating parameters and cost trends for industry in mainland Norway have been out of step with Norway's trading partners for several years. High wage growth and a stronger NOK led to a further deterioration of the operating parameters in 2002. Towards the end of the year and at the beginning of 2003, there were several signs of a slowdown in the Norwegian economy. The Central Bank of Norway's deposit rate was raised to 7 % in July 2000 but was cut by 50 points in both December

MAIN SHAREHOLDINGS 31.12.2002

Security	Share of portfolio (%)	Ownership (%)	Market value (NOK million)
Elkem	24 %	39.4 %	2,838
Storebrand	6 %	10.0 %	730
Norway Seafood Holding Konv [1]	5 %	i/a	557
DnB Holding	4 %	2.1 %	539
Industri Kapital 2000 [1]	3 %	3.6 %	420
Norsk Hydro	3 %	0.5 %	395
Industri Kapital 1997 [1]	3 %	8.0 %	354
Rieber & Søn A	3 %	8.8 %	330
Bergesen A og B	3 %	4.3 %	315
Nordstjernen Holding [1]	3 %	35.0 %	309
Total	56 %		6,787

[1] Not listed



million was repaid on Orkla's convertible bond loan in that company. Paid back capital from Telia Overseas amounted to NOK 322 million.

Due to large net acquisitions of Norwegian shares, the proportion of foreign shares in the portfolio was reduced from 32 % to 30 %. Concentration of the portfolio continued in 2002 and the number of items in the portfolio was reduced. The degree of concentration in the portfolio increased, since the proportion of the portfolio accounted for by the twenty largest items increased from 71 % to 74 %. Net divestments of shares in non-listed companies totalled NOK 393 million. The proportion of non-listed shares was reduced from 24 % to 22 %.

At the end of 2002, the market value of the portfolio was NOK 12,060 million. The net asset value after tax was NOK 10,240 million and unrealised gains totalled NOK 190 million, equivalent to 1.6 % of the market value of the portfolio. The value-adjusted debt ratio increased from 14.7 % to 16.6 %.

RESULTS

The Financial Investments division reported pre-tax profit of NOK 340 million, compared with a loss of NOK 110 million in 2001. Realised portfolio losses totalled NOK 95 million. Dividends received amounted to NOK 362 million.

2002 and January 2003. Further interest-rate cuts are anticipated in Norway in 2003.

THE PORTFOLIO

The return on the portfolio was -14.8 % in 2002, while the Oslo Stock Exchange Benchmark Index was down 31.1 %. In Orkla's portfolio, the investment in Elkem made a particularly strong contribution while the investment in Storebrand had a negative impact.

Net acquisitions of shares totalled NOK 963 million. They included shares in Elkem for NOK 644 million, Rieber for NOK 307 million and Norsk Hydro for NOK 245 million. The stake in Norway Seafood Holding was sold for NOK 361 million. At the same time, NOK 144

PORTFOLIO STRUCTURE 31.12.2002


Norwegian listed shares 62 %
Foreign listed shares 16 %
Norwegian unlisted shares 8 %
Foreign unlisted shares 14 %

Market value NOK 12,060 million

Profit before tax for the Orkla Finans Group totalled NOK 34 million in 2002, compared with NOK 82 million in 2001. The decline in profit was largely ascribable to a lower contribution to profit from the 22.5 % stake in Enskilda Securities AB. The focus on further developing Orkla Finans' equity management operations was intensified in 2002. Several of Orkla Finans' funds achieved top ratings from external rating agencies, new savings products were introduced and consultancy services and distribution were strengthened. The focus on profitable growth will continue in 2003.

Pre-tax profit for the Real Estate Section totalled NOK 47 million in 2002, compared with NOK 22 million in 2001. Realised gains on the sale of properties amounted to NOK 27 million. The Real Estate Section mainly manages and further develops properties that are no longer used for Orkla's industrial operations. The portfolio is largely based on the Skøyen area of Oslo. The section also participates in a number of fairly large development projects, the most important of which are the sites no longer used by the Ringnes Bryggeri in Oslo, and Fornebu Næring AS and Fornebu Boligspar AS on the site of the former Oslo Airport.

Pre-tax profit for Borregaard Skoger, which manages Orkla's forest properties, amounted to NOK 13 million in 2002, compared with NOK 14 million in 2001. The 2002 figures were affected by low timber prices and the strong NOK.

GROWTH OF NOK 1 (31.12.1982-31.12.2002)


25
20
15
10
5
NOK 82 84 86 88 90 92 94 96 98 00 02
Orkla's portfolio
Oslo Stock Exchange
Money market

MARKET VALUE AND NET ASSET VALUE


20,000
15,000
10,000
5,000
NOK million 82 84 86 88 90 92 94 96 98 00 02
Market value
Net asset value



ORKLA'S STRATEGIC PLAN

ORKLA'S RECENT HISTORY: ESTABLISHMENT OF THE CURRENT STRATEGY AND STRUCTURE

Orkla's history goes back to the opening of a pyrite mine in 1654. Orkla Industrier was established in 1904 to restart mining operations at the Løkken Works. Consequently, Orkla will be celebrating two anniversaries in 2004 – a 350th and a centenary.

Orkla's financial investment activities began in the mid-war period. The idea was to combine industrial operations with financial investments as the Swedish Wallenberg family, important Orkla shareholders from 1905 to 1977, had done so successfully.

Modern Orkla started to take shape when the pyrite deposits began to be exhausted in the 1970s and early 1980s. If the company was to continue to operate, new businesses would have to be established. In the early 1980s, the media were identified as a growth area in Norway and Orkla began to build expertise and operations in this field. In order to develop the company's industrial operations, from 1980 onwards investments were also made in certain other industrial areas.

The transition from a mining company into a modern manufacturing company was further confirmed when Orkla merged with Borregaard in 1986. At that time, Borregaard was a wood processing and chemicals company, although it also produced a significant number of branded consumer goods. To be more specific, Borregaard's divisions included Lilleborg (detergents) and Stabburet (food products).

After the merger with Borregaard in 1986, Orkla emerged with the dual structure we know today; production of branded consumer goods and chemicals on the one hand and financial investments on the other. The value generated by Orkla's financial investments provided a strong financial foundation which permitted more rapid industrial growth than the cash flow from Orkla's industrial operations could have supported alone.

Orkla grew rapidly in the 1980s and 1990s, primarily in the field of branded consumer goods. The company's position on the Norwegian market was consolidated as a result of the merger with Nora in 1991. In the course of the 1990s, Orkla expanded its domestic market to include the entire Nordic region by acquiring strong positions in Sweden, Denmark and Finland. The establishment of Carlsberg Breweries in 2001 gave Orkla its first access to a global brand.

ORKLA

BRANDED CONSUMER GOODS		CHEMICALS		FINANCIAL INVESTMENTS	
Operating revenues		Operating revenues		Marketvalue portfolio	
1986	**2002**	**1986**	**2002**	**1986**	**2002**
3.5	37.0	2.9	5.7	1.7	12.1
Operating profit*		Operating profit*			
1986	**2002**	**1986**	**2002**		
0.2	3.2	0.2	0.5		

Figures in NOK billion
*Before goodwill amortisation

The above diagram shows that Orkla has grown strongly and profitably since 1986 and has increasingly concentrated on its industrial operations, where the strongest growth has moved from chemicals to the branded consumer goods business.

In the past ten years, Orkla has primarily developed in a Nordic and an international direction, as may be seen from the diagram below.


OPERATING REVENUES BY GEOGRAPHICAL AREA
100
75
50
25
%
18
10
72
37
34
29
92
02
Norway
Other Nordic countries
Other

The diagram on the next page shows the rise in sales and operating profit before goodwill amortisation in the last 20 years.


OPERATING REVENUES AND OPERATING PROFIT BEFORE GOODWILL AMORTISATION
3.5
3.0
2.5
2.0
1.5
1.0
0.5
45
40
35
30
25
20
15
10
5
NOK bn 82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 NOK bn
Operating profit before goodwill (left axis)
Operating revenues (right axis)
MAJOR STRUCTURAL MOVES
1 1986 Merger with Borregaard
2 1991 Merger with Nora Industrier
3 1995 Acquisition of Abba Seafood, Procordia Food and establishment of Pripps Ringnes with Volvo
4 1997 Acquisition of remaining shares in Pripps Ringnes
5 2000 Acquisition of Berlingske
6 2001 Establishment of Carlsberg Breweries

As the diagram shows, Orkla has achieved significant growth in terms of both turnover and profitability. On average, year-on-year operating profit has risen faster than operating revenues. Another important observation is that Orkla has made a large number of acquisitions and established joint ventures, but none of them have been so comprehensive that they have significantly increased the Group's financial risk, nor has any individual contract been strategically decisive.


SHARE PRICE PERFORMANCE
%
25
20
15
10
5
-5
-10
23.9
10.7
16.8
7.8
13.7
7.4
-2.3
-9.7
1983-2002
1988-2002
1993-2002
1998-2002
Orkla share
Oslo Stock Exchange

The above diagram shows that in recent periods the Orkla share has done significantly better than the Oslo Stock Exchange. Over long periods of time, value creation has been on a par with or better than that of comparable companies. Unfortunately, the stock markets have been weak in the past few years. This has also affected the Orkla share, which has nevertheless outperformed the market as a whole.

VISION AND STRATEGIC PATH

In 2002, Orkla's Board and management have carried out a comprehensive strategic process. Orkla's value creation model has been thoroughly reviewed. On the basis of this work, we have defined the following vision for Orkla:

"Orkla aims to create superior value to the benefit of our shareholders, employees and the societies in which we operate. We will operate better and grow faster than our competitors"

Our operational goal is for the Orkla share to provide a 25 % higher annual return than the Oslo Stock Exchange, measured on a rolling five-year basis. This means that if the Oslo Stock Exchange produces an annual return of 10 %, Orkla must achieve an annual return of 12.5 %.

Our strategic path may briefly be described as follows:
Orkla is primarily an industrial company.

We have an ambitious strategy for industrial growth. Our growth will be boosted by excellent operations, organic growth and acquisitions. We have sufficient financial and management resources to support this ambitious growth strategy.

In the field of industrial development, branded consumer goods have the highest priority. Here the focus is on continued growth and internationalisation. In the field of chemicals, we will primarily concentrate our activities on specialised product categories where we hold leading positions on global niche markets. This in itself creates value. Thereafter, other structural moves will be considered.

Orkla will continue to have a dual structure, in that it will be both an industrial group and an investment group. Historically, our financial investments have been highly profitable for our shareholders, and they have also brought advantages in the development of our industrial operations. Nevertheless, capital will primarily be allocated for new industrial projects. This means only a limited amount of new capital will be injected into our investment portfolio.

The Group is disciplined in terms of maintaining a sound capital structure and a solid balance sheet, while at the same time providing a basis for a high return on equity. Orkla seeks to achieve a net gearing (debt/equity ratio) of around 1, although a higher ratio may be permitted for shorter periods. The goal for the equity to total assets ratio is to be above 33 %. For shareholders, the Group's policy is to achieve a steady, stable increase in dividends paid out and to buy back Orkla shares on the basis of a "bottom fishing" strategy.

The Group's work on strategic planning has laid a solid foundation so that, in future, Orkla will be a larger, more profitable company than it is today. The Group will then consentrate on branded consumer goods and, in relative terms, have a smaller investment portfolio than it has at present.

HOW ORKLA CREATES VALUE

Orkla wishes to achieve a high level of value creation.

A high level of value creation is dependent on excellent operations. For Orkla, specialised products have the greatest potential profitability. This potential profitability must be realised by ensuring excellent operations throughout the value chain. Efficient manufacturing of special products is only possible in a high quality organisation. Orkla therefore builds quality into the organisation by developing its corporate culture, expertise and management. This requires long-term, systematic, continuous efforts.

A high level of value creation is also dependent on profitable growth. Since underlying growth is low on our markets, in addition to creating organic growth ourselves we must also acquire new businesses. The breadth of Orkla's activities and the core competencies on which they are based provide a wide range of growth opportunities. We call this our frontier of opportunities. The allocation of capital is based on sound "commercial opportunism", which means that within our frontier of opportunities we support the best projects. In this connection, our financial investments give us opportunities to position ourselves and provide a flexible capital reserve.

Excellent operations are the Group's most important contributor to value creation. It is through excellent operations that we generate the profit and cash flow that make further expansion possible.

For Orkla, excellent operations begin with products that are specialised, in the sense that they are differentiable. These are products for which, over time, new product advantages can be created that the user values and is willing to pay for. Good brands are, by definition, differentiated. Products such as these generate preference and loyalty among users, whether they be consumers or industrial customers. When product or brand loyalty is generated, it provides a long-term platform for continued development of the product and the brand, to the benefit of both the user and Orkla.

Our preference for specialised and differentiable products applies to both the branded consumer goods and the chemicals businesses. This fundamental operational philosophy is thus shared by both Orkla's industrial areas.

If, over time, it proves impossible to specialise a certain product category to a sufficient degree, Orkla will abandon these product categories because they are not compatible with the operational model and expertise we are best at, and because there will then be fewer synergies with the rest of the Orkla Group.

The crux of the matter is that an industrial company with specialised products as its business concept must create organic growth. New products and existing products that have been enhanced with new advantages must generate higher operating revenues for the company; this is the basic definition of their success. Although several of Orkla's businesses operate on relatively mature markets, the Group still aims to develop its operating revenues organically.

Moreover, an industrial company based on specialised products must position itself as number one or at least number two in its market segment. The fact that Orkla manages to do this with most of its products is a sign that innovation is successful.

Every business must be developed systematically. It is not only the products that have to be developed continuously but also the business systems that produce them. Costs, on-time delivery rates, etc. must improve each year in order to contribute to Orkla's continued progress. Our focus on efficient operations therefore applies to the entire value chain, from innovation, marketing and sales through manufacturing and logistics to procurement.

The cost element has special status in Orkla's definition of excellent operations. It is critical for our competitiveness that costs are worked on continuously. Development of expertise in this area has therefore been strengthened. The most important measure has been to develop or adapt powerful normative improvement tools relating to both procurement and manufacturing.

Our efforts to reduce costs also have a structural aspect. Consequently, Orkla's total production structure is monitored constantly and structural changes are made when they will create added value.

The quality of the organisation in terms of expertise, corporate culture and management is critical for Orkla. An organisation that has to constantly improve its products and continuously develop the rest of its value chain must have a high level of specialised expertise. In order to capitalise on our successes and create corporate advantages, this expertise must be normative. Consequently, substantial resources are devoted to further developing Orkla's normative working methods – "the way *we* do it". They are based on many years of in-house experience combined with expertise in the field of "world class" techniques. These kinds of normative tools are now applied to all the important functions in the value chain. They are passed on partly through comprehensive in-house course activities, but mainly through on-the-job training. High priority is therefore given to improving the ability of our staff to train others and pass on expertise within the organisation.

Orkla also works continuously and systematically on developing and maintaining a business-oriented, sound corporate culture. For almost twenty years, Orkla's corporate culture has been discussed and renewed by means of broad-based processes that time and time again have involved thousands of employees. Orkla's corporate culture focuses on practical action that promotes good business behaviour. The essential point has been to balance a long-term, thorough, improvement-oriented approach against adaptability and the ability to take action. The brochure Goals and Values summarises the main philosophy behind Orkla's corporate culture.

In addition to improving existing businesses, it is essential for the Group's profitable growth that acquired companies are rapidly and efficiently integrated into a culture that systematically demands and facilitates year-on-year improvements. Our experience has shown that there is only a short period after an acquisition when a great deal has to be done right if the acquisition is to be successful.

Structural growth through acquisitions will, over time, be Orkla's most important contributor to growth. Organic growth is unlikely to generate more than 2–4 % annual top-line growth over time. It must, therefore, be supplemented by acquisitions.

Orkla has placed considerable emphasis on establishing positions that may subsequently provide new structural opportunities. For a Norwegian company with a limited domestic market, growth outside Norway became an important factor at an early stage. At the same time, all Orkla's industrial operations must take place within industrial structures that generate satisfactory profitability if the operations are efficient.

Orkla's broad-based expertise gives us growth advantages. The breadth of our competencies may sometimes be criticised, but it has given us a stronger foundation for growth in the form of a broader frontier of opportunities. This frontier of opportunities has been limited by three important factors:

- It is only appropriate to acquire companies that are based on differentiable products with existing number one or number two positions, or the potential to achieve such positions.
- Companies must be within our core areas of competence. The product area must be related to existing product areas, which means that the Group's normative working methods must be suitable for developing their operations.
- Companies must be within the geographical areas in which Orkla is focusing. The main geographical philosophies are different for the branded consumer goods business and the chemicals business. In the branded consumer goods area, critical mass and dominant product positions on the local/national market are important in order to achieve profitability. In the chemicals area, national markets are less important and the focus is on strengthening number one or number two positions within selected global niche markets.

Maintaining a broad frontier of opportunities is still regarded as being critical for the development of the Orkla Group. There are several reasons for this:

- It is seldom possible to plan exactly when acquisition opportunities will arise. For example, a sudden change in shareholder strategy, a number of years with poor results or families that wish to realise their assets may give rise to sale situations. By having a broad-based search process, the Group will achieve greater continuity in its structural development and be less dependent on individual events.

- Companies must be purchased at a price which, over time, will bring a good return for Orkla's shareholders. With a good choice of possible acquisitions, companies that are otherwise interesting but too highly priced can be ignored. The Group's growth is not dependent on acquiring specific companies.
- The Group's allocation of capital is based on sound commercial opportunism. The companies that, over time, generate the greatest value and provide the greatest opportunities are given the most resources. Funds are allocated for the best projects. Experience shows that a company's possibilities for structural growth are in no way linear over time. In a particular year, there may be a profitable opportunity for a company in the Group to make a good acquisition. In this case, capital will be provided. After that, many years may pass before new acquisition opportunities arise for that company. The intervening period is used to improve and further develop operations. On the other hand, other companies in the Group may have good acquisition opportunities the following year. If they do, they will receive capital and, if necessary, management resources.

Orkla selects candidates for industrial expansion solely on the basis of profitability. Capital is allocated for the best projects, regardless of which business area they concern. In addition to having to satisfy a number of operational requirements, new projects must also meet profitability criteria that are somewhat stricter than for our ordinary cost of capital.

The Group is disciplined in terms of sticking to the defined limitations of the expansion strategy. In this way, we build brick by brick and avoid excessive complexity. Within this limitation, synergies are added in terms of both structure and operational expertise, thus increasing the value of both existing and acquired businesses.

The cost of capital before tax for Orkla's Industry division is 10.5 %. Orkla's return on capital employed (ROCE) has historically been at this level, so added value has been created each year. The Group's target for the Industry division is ROCE of 14–15 %.

FINANCIAL INVESTMENTS

Orkla's financial investments are an integral part of the Group's operations. Each financial investment must always pay its own way, on the basis of the anticipated gain on a subsequent sale. The goal is to achieve an annual return that is two percentage points higher than the return on the Oslo Stock Exchange, measured on a rolling three-year basis. This means that all the Group's financial assets are always for sale if the price is right.

Orkla's financial investments have, over time, generated significant added value for Orkla's shareholders, as may be seen from the diagram below.

PERFORMANCE OF ORKLA'S INVESTMENT PORTFOLIO AND OSLO STOCK EXCHANGE


%
15
10
5
-5
-10
16.0
10.7
11.8
7.8
12.8
7.4
-0.3
-9.7
1983-2002
1988-2002
1993-2002
1998-2002
Orkla's investment portfolio
Oslo Stock Exchange

Regardless of which period considerated, Orkla's investment portfolio has produced a significantly higher return than the Oslo Stock Exchange. This also applies to the most recent five-year period, although in this case the return was marginally negative for Orkla.

The reason for this good performance is primarily a good team of analysts. The analysts also benefit from their proximity to Orkla's industrial staff, who have considerable insights into how industrial operations generate value and how various operational philosophies will work over time. Similarly, the industrial staff can contribute practical inputs relating to management evaluation, strategic planning, earnings and cost potential, etc. The Financial Investments division also benefits from being linked to an industrial cash flow system. This provides calm in difficult times and opportunities for investing during weak stock exchange cycles, which has historically brought a good return for Orkla.

The Industry division also benefits from the Financial Investments division. Close proximity to the capital markets gives the management strong financial orientation in its industrial investments. Moreover, the investment portfolio gives the Group a high degree of financial flexibility, facilitating a rapid response when opportunities for industrial acquisitions present themselves. As a subsidiary effect, the Financial Investments division gives Orkla opportunities to position itself in the industrial market. In the past, this has also contributed to Orkla's value creation.

The main strategy for the Financial Investments division is to continue to have an unbalanced portfolio, and the focus is now on further portfolio concentration. Geographically, most of the investments are in the Nordic market, where the Group's involvement in industrial activities can give us an analytical advantage. In some cases, investments may also follow the Group outside the Nordic region.

IN CONCLUSION

Historically, Orkla has achieved good results. Orkla's Board and management have now adjusted the Group's overarching strategy with a view to achieving continued value creation. Orkla also devotes substantial resources to enabling its employees to exploit the operational and structural potential created by the Group's development model. There is, therefore, a sound foundation for Orkla to continue to create value in the future, to the benefit of shareholders, employees and society at large.

CORPORATE GOVERNANCE AT ORKLA

Unfortunate events, particularly in the USA, have recently shown that major and previously well-reputed companies have deficient governance and control systems, a lack of transparency in their financial reporting and unsound attitudes in areas such as pay and bonus schemes for senior management. As a result of this, there has been stronger focus on corporate governance in listed companies in many countries. Orkla takes the view that this is a healthy development and regards good corporate governance as an important part of the Group's corporate culture. Orkla aims to ensure that it has good, open communications with the market which bolster confidence in the Group's activities.

ACCOUNTING

Orkla seeks to ensure that *its accounts and financial reports are presented in such a way that investors can have confidence in them.*

Orkla's accounting procedures are highly transparent, and are in accordance with good norwegian accounting practices which are generally similar to International Accounting Standards (IAS). Low "other revenues and expenses" are recognised over time. A detailed explanation of the Group's accounting principles may be found on pages 19–21 of this annual report.

INCENTIVE SCHEME

Orkla has *an incentive scheme for managers based on their contribution to* the Group's Economic Value Added (EVA) performance. This is a long-term scheme, since the bonus is paid out over a fairly long period after it has been earned (bonus bank schemes). The EVA concept is described in detail on pages 73–74 of the annual report for 2001. In addition to this, approximately 100 managers have a cash bonus scheme whereby the value of the bonus is linked to the price of the Orkla share. All bonus costs are recognised in the accounts as payroll expenses. A detailed description of the bonus schemes may be found in Note 3 to the Group accounts in this annual report.

THE ORKLA SHARE

Orkla has one class of share and each share entitles the holder to one vote.

Information about voting rights, shareholders and shareholdings is provided in the article Shares and Shareholders on pages 39–41. The article also contains practical information about the General Meeting and notice of attendance at the meeting.

CORPORATE GOVERNANCE AND ELECTIONS

Orkla's system of corporate governance is based on *treating all shareholders equally, having independent, competent people in the Group's governing bodies and ensuring that the Group's accounts are audited by qualified, independent auditors.*

Orkla's shareholders exercise the highest authority in the Group through the General Meeting. The General Meeting elects fourteen members of the Corporate Assembly. This election takes place on the basis of a recommendation from the General Meeting's Election Committee. In addition to this, in accordance with the current corporate democracy arrangement, the Group's employees elect seven employee-elected members of the Corporate Assembly.

Pursuant to the law, the Corporate Assembly has controlling and monitoring responsibilities in relation to the company and the Board of Directors. The shareholder-elected members of the Corporate Assembly elect the seven shareholder-elected members of the Board of Directors on the basis of a recommendation from an Election Comittee appointed by the Corporate Assembly. Shareholder-elected Board members must own shares in the company. The Group's employees elect three employee-elected members of the Board of Directors and two observers in line with current corporate democracy arrangement. The Corporate Assembly determines the remuneration that is paid to members of the Board of Directors.

THE BOARD OF DIRECTORS

The responsibilities of the Board of Directors are laid down in Norwegian law and concern the overall management and supervision of the company. The members of Orkla ASA's Board of Directors collectively possess experience and expertise that are of benefit to the Group. The shareholder-elected members' independence of the Group may be seen from the fact that few cases occur where members must disqualify themselves from dealing with specific matters at Orkla Board meetings. Members of Orkla's management are not members of the Board of Directors. The background of each Board member is described on page 77 of this annual report. The Board discusses and arranges the organisation and performance of its functions at regular intervals. Each year, the Board also sets a specific schedule of meetings and a work plan. This plan covers strategic planning, other matters relating to development, and monitoring activities. In 2002, the Board held thirteen meetings and focused particularly strongly on the strategic plan for the Orkla Group. For further details concerning strategic planning, reference is made to the Report of the Board of Directors and the article on pages 72–75. The Board has a permanent Compensation Committee which makes recommendations to the Board concerning terms and conditions for the President and Group CEO and supervision of the general conditions for other senior employees of the Group.

AUDITOR

In 2002, Orkla issued an invitation to tender for the contract as Orkla's external auditor and election of auditor is on the agenda of the General Meeting on 30 April 2003. It is Orkla's policy not to give substantial consultancy contracts to its own auditor.

MARKET COMMUNICATION

Orkla strives to *communicate openly with the market.*

In many respects, the Orkla Group's quarterly reports contain more detail than is usually given by comparable companies, and provide relatively comprehensive information about the various aspects of the Group's operations. The Group always ensures that all parties are treated in the same way in terms of their access to all financial information. A description of the Group's investor relations activities may be found in the article Shares and Shareholders on pages 39–41.

Orkla has several times won prizes for good annual reports and good market communication. In 2002 Orkla was awarded the Stockman Prize, which is the Norwegian Society of Financial Analysts' prize for providing good information to the market.


HOW ORKLA'S GOVERNING BODIES ARE ELECTED
Employees of Orkla companies
General Meeting
Elected in accordance with the Orkla Group's corporate democracy arrangement
Elected on the basis of a recommendation from the General Meeting's Election Committee
CORPORATE ASSEMBLY
7 employee-elected members
14 shareholder-elected members
Elected in accordance with the Orkla Group's corporate democracy arrangement
Elected on the basis of a recommendation from the Corporate Assembly's Election Committee
BOARD OF DIRECTORS
3 employee-elected members
2 employee-elected observers
7 shareholder-elected members
The entire Corporate Assembly appoints the Chairman of the Board

THE BOARD OF DIRECTORS OF ORKLA ASA

SHAREHOLDER-ELECTED MEMBERS OF THE BOARD OF DIRECTORS

JOHAN FR. ODFJELL



Business economist, MBA (Harvard University). Elected to the Board in 2002 and up for re-election in 2004. CEO of the Vesta Group 1986-94. Thereafter independent investment adviser and consultant.
Mr Odfjell is Chairman of the Boards of NERA ASA and Star Shipping AS and Deputy Chairman of the Boards of Amersham Plc and Det norske Veritas. He is also a member of the Boards of Bergesen ASA and various family-owned companies.
Mr Odfjell and personally connected persons own 10,000 shares in Orkla ASA.

KJELL E. ALMSKOG



Business economist, MBA (University of Kansas), Advanced Management Program (Harvard). Elected to the Board in 2000 and up for re-election in 2004. President and CEO of ABB Norway from 1986, subsequently Deputy CEO of the ABB Group, Zurich, and head of ABB's Oil and Gas Division. President and CEO of Kværner ASA 1998-2001. Member of the Board of Kitron ASA.
Mr Almskog and personally connected persons own 500 shares in Orkla ASA.

SVEIN S. JACOBSEN



Business economist and state-authorized public accountant (Norwegian School of Economics and Business Administration). Elected to the Board in 2000, up for re-election in 2003. Director of Finance at Tomra Systems 1984-1988, CEO of Tomra 1988-1996. Thereafter, member of the Boards of Norwegian and foreign companies. Chairman of the Boards of the Norwegian companies Expert, Ideas and EFD and of the Belgian company Zenitel, member of the Boards of Tomra and InFocus Inc. (USA). Mr Jacobsen has also held important posts in and carried out assignments for Norwegian élite sport.
Mr Jacobsen and personally connected persons own 10,000 shares in Orkla ASA.

ANNE BIRGITTE LUNDHOLT



Degree in political science (Cand. Scient. Pol) from Århus University and diploma (HD) from the Copenhagen Business School. Elected to the Board in 2002 and up for re-election in 2004. Up to 1989, various posts in Danish companies and business organisations. Minister of Business Affairs and Energy 1989-93, member of the Danish parliament from 1990-1997. CEO of Danske Slagterier (Danish Slaughterhouses). Member of the Board of Chr. Hansen Holding A/S.
Ms Lundholt and personally connected persons own 360 shares in Orkla ASA.

ÅSE AULIE MICHELET



Degree in pharmacy (Cand. pharm.), studied in Oslo and Zurich. Elected to the Board in 2001 and up for re-election in 2003. Various posts in the fields of research, production and marketing at Nycomed, subsequently Nycomed Amersham, from 1979. CEO of Amersham Health AS from 1999 and responsible for Amersham Health's global production.
Ms Michelet is a member of the Board of Eksportfinans ASA.
Ms Michelet and personally connected persons own 500 shares in Orkla ASA.

BJÖRN SAVÉN



Business economist (DHS), MBA (Harvard). Elected to the Board in 1996 and up for re-election in 2004. CEO and owner of 65 % of adjusted total capital in Industri Kapital. Chairman of the Boards of Gardena AG and Konecrane International OY, Deputy Chairman of the Boards of Alfa Laval AB, Dynea Oy, Sydsvenska Kemi AB (Perstorp) and the German-Swedish Chamber of Commerce, and member of the Board of the Finnish-Swedish Chamber of Commerce.
Mr Savén and personally connected persons own 28,000 shares in Orkla ASA. Orkla has invested in Industri Kapital funds IK 94, IK97 and IK2000. The total book value of these investments is NOK 945 million. Fees are paid from the funds to Industri Kapital in accordance with common practice.

CHRISTEN SVEAAS



Economist (Lic. oec.) St. Gallen. Elected to the Board in 2000 and up for re-election in 2003. Owner and Chairman of the Boards of Kistefos AS, Kistefos Træsliberi AS and AS Holding. Member of the Boards of Stolt-Nielsen SA and HemoeCue AB. Senior Advisor at EQT Scandinavia and EQT Northern Europe Ltd., Member of the Dean's Council, John F. Kennedy School of Government, Harvard University.
Mr Sveaas personally owns 50,777 shares in Orkla ASA and has options to buy 3,600,000 shares. His wholly-owned company Kistefos also has a futures contract for the purchase of 1,339,000 shares.

EMPLOYEE-ELECTED MEMBERS OF THE BOARD OF DIRECTORS:

STEIN STUGU



Chief trade union representative in the Orkla Group. Head of Orkla's International Committee of Union Representatives. Elected to the Board in 1994 and up for re-election in 2004.
Mr Stugu and personally connected persons own 448 shares in Orkla ASA.

JONNY BENGTSSON



Trade union representative at Procordia Food. Elected to the Board in 1995 and up for re-election in 2004. Procordia Food's representative in the Swedish food workers' federation, Livs
Mr Bengtsson and personally connected persons own no shares in Orkla ASA.

ARVID STRAND



Trade union representative at Ringnes AS, head of Orkla's Committee of Representatives of Non-manual Workers. Elected to the Board in 1998 and up for re-election in 2004.
Mr Strand and personally connected persons own 100 shares in Orkla ASA.

EMPLOYEES' OBSERVERS

KJELL KJØNIGSEN



Trade union representative at Stabburet (Orkla Foods Norway). Elected to the Board in 1984 and up for re-election in 2004.
Mr Kjønigsen and personally connected persons own 418 shares in Orkla ASA.

JOHNNY NIELSEN



Trade union representative, head of the local branch of the mediagraphic union at Berlingske (Denmark). Elected to the Board in 2002 and up for re-election in 2004.
Mr Nielsen and personally connected persons own no shares in Orkla ASA.

GOVERNING BODIES AND ELECTED REPRESENTATIVES

CORPORATE ASSEMBLY

Elected by the shareholders

Lawyer	Harald Arnkværn (2,658)	Law firm of Haavind Vislie DA (0)
Managing Director	Svein Erik Amundsen (3,232)	Bergesen d y ASA (473,174)
CEO and owner	Johan H. Andresen (see Ferd AS)	Ferd AS (937,500)
	Kurth A. Augustson (0)	
Managing Director	Elisabeth Grieg (0)	Grieg International AS (5,485)
SVP and CFO	Jan Kildal (14,015)	Norske Skogindustrier ASA (13)
CEO	Bjørn Kristoffersen (0)	KLP Forsikring (986,266)
Director General	Marianne Lie (0)	Norwegian Shipowners' Association (4,000)
Managing Director	Tore Lindholt (57)	National Insurance Scheme Fund (24,537,850)
CEO	Svein Rennemo (1,200)	Petroleum Geo-Services ASA (0)
Director	Anniken Thue (100)	National Gallery (0)
CEO	Bjørn Trondsen (0)	EDB Business Partner ASA (0)
Managing Director	Allan Åkerstedt (0)	Storebrand Kapitalforvaltning ASA (12,781,249)
CEO	Svein Aaser (2,285)	Den norske Bank ASA (3,835,956)

Deputies

CEO	Atle Eide	Kverneland ASA
CEO	Niels G. Stolt-Nielsen	Stolt-Nielsen Ltd.
Director	Astrid E. Sørgaard	Benefit Network ASA
CEO	Terje R. Venold	Veidekke ASA
Managing Director	Gunn Wærsted	Sparebank 1 Gruppen AS
Area Director	Margareth Øvrum	Statoil ASA

Elected by the employees

Tony Andersson (100)
Jon-Ivar Fjeld (100)
Gustav Frederiksen (0)
Gitte Møller Hansen (0)
Gunn Liabø (548)
Esa Mäntylä (0)
Sverre Olsen (16)

Personal deputies for the Swedish and Danish representatives

Robert Johansson
Henrik Bent Christensen
Karin B. dal Cortivo
Johnny Dahlström

Deputies elected by the employees

Harald Iversen
Trygve Leivestad
Per Agnar Hanssen
Harry Andersen
Arne Wilhelmsen

Election committees

Election Committee elected by the General Meeting (cf. Article 18 of the Articles of Association)

Harald Arnkværn
Elisabeth Grieg
Allan Åkerstedt

Election committee elected by the Corporate Assembly

Harald Arnkværn
Elisabeth Grieg
Tore Lindholt
Allan Åkerstedt
Svein Erik Amundsen *(associate member)*
Gunn Liabø *(for election of the Chairman of the Board)*

BOARD OF DIRECTORS

Johan Fr. Odfjell
Chairman

Kjell E. Almskog
Jonny Bengtsson *)
Svein S. Jacobsen
Anne Birgitte Lundholt
Åse Aulie Michelet
Björn Savén
Arvid F. Strand *)
Stein Stugu *)
Christen Sveaas
*) elected by the employees

Board observers elected by the employees

Kjell Kjønigsen
Johnny Nielsen

Personal deputies for the Swedish and Danish representatives

Eva Bergquist (300)
Tommy Højland Andersen (0)

Deputy board members elected by the employees

Steinar N. Johansen (300)
Thor Arild Bolstad (0)
Solveig Kvidal (0)
Åsmund Dybedahl (200)
Marianne Torp (0)

AUDITOR

Ernst & Young AS (0)
Jan Egil Haga (0)
State-authorised public accountant

Figures in brackets indicate the number of shares owned at 31 December 2002, including personally connected persons. For shares owned by the Board of Directors and Board observers, see page 77.

Figures in brackets after the name of the employer indicate the number of shares owned by the employer.

CORPORATE DEMOCRACY AT ORKLA

Active participation by the employees in the governing bodies both at Group level and in the individual subsidiaries is an important element of the decision-making processes at Orkla. A common aim has been to evolve representational arrangements which adequately secure a broad base for involvement and genuine influence.

The employees elect three of the ten members of Orkla's Board of Directors and two observers. One third of the Corporate Assembly's members are elected by the Group's employees.

The industrial democracy arrangements encompassing the employees in the Norwegian, Swedish and Danish companies in the Group have been organised in the form of an International Committee of Union Representatives. This arrangement ensures broad representation for the Group's employees, by company, union and country. The Committee of Representatives has regular meetings with the Group's management to discuss matters relevant to the Group.

To ensure that the employees in the Group's other companies in Europe are also informed of important matters concerning the Group and that their opinions on such matters are heard, an agreement regarding a European corporate committee at Orkla has been established.

In addition to the Group arrangements mentioned here, the employees have representatives on the Board of Directors of the individual subsidiaries.

The following is a list of members of Orkla's International Committee of Union Representatives as of 22 November 2002.

THE INTERNATIONAL COMMITTEE OF UNION REPRESENTATIVES

Working Committee

Stein Stugu, Chairman
Eva Bergquist, First Deputy Chairman
Johnny Nielsen, Second Deputy Chairman
Aage Andersen, Committee Member
Jonny Bengtsson, Committee Member
Thor Arild Bolstad, Committee Member
Kjell Kjønigsen, Committee Member
Åke Ligardh, Committee Member

Committee of Representatives

Hans Andersen
Monica Bengtsson
Karin B. dal Cortivo
Gustav Frederiksen
Paul Hallberg
Harald Iversen
Steinar N. Johansen
Solveig Kvidal
Gunn Liabø
Jan Lillebo
Steffen Lilmoës
Diana Lorentsen
Laila Petrovic-Fasth
Sidsel Eidam Kjeldaas Salte
Arvid Frode Strand
Marianne Torp

GROUP DIRECTORY

PARENT COMPANY

Orkla ASA
P.O. Box 423 Skøyen
NO-0213 Oslo, Norway
Tel.: +47 22 54 40 00
Fax: +47 22 54 45 90
www.orkla.no / www.orkla.com

Orkla ASA
P.O. Box 162
NO-1701 Sarpsborg, Norway
Tel.: +47 69 11 80 00
Fax: +47 69 11 87 70

Orkla ASA
P.O. Box 8
NO-7331 Løkken Verk, Norway
Tel.: +47 72 49 90 00
Fax: +47 72 49 90 01

The registered office is in Sarpsborg. The Group Management is located in Oslo.

BRANDED CONSUMER GOODS

ORKLA FOODS

Orkla Foods A.S
P.O. Box 711
NO-1411 Kolbotn, Norway
Tel.: +47 66 81 61 00
Fax: +47 66 80 63 78

Stabburet

Stabburet AS
P.O. Box 711
NO-1411 Kolbotn, Norway
Tel.: +47 66 81 61 00
Fax: +47 66 80 63 67

- Stabburet AS, Fredrikstad
- Stabburet AS, Gressvik
- Stabburet AS, Brumunddal
- Stabburet AS, Rygge
- Stabburet AS, Ualand
- Stabburet AS, Vigrestad
- Stabburet AS, avd. Idun Rygge, Rygge
- Stabburet AS, Gimsøy Kloster, Skien
- Stabburet AS, Stranda
- Stabburet AS, avd. Sunda, Oslo

Procordia Food

Procordia Food AB
Ellingevägen 14
SE-241 81 Eslöv
Sweden
Tel.: +46 413 65 000
Fax: +46 413 14 984

- Eslövsfabriken, Eslöv, Sweden
- Tollarpsfabriken, Tollarp, Sweden
- Fågelmarafabriken, Fågelmara, Sweden
- Ölandsfabriken, Färjestaden, Sweden
- Kumlafabriken, Kumla, Sweden
- Örebrofabriken, Örebro, Sweden
- Vansbrofabriken, Vansbro, Sweden

Empaco AB, Åhus, Sweden

Beauvais

Aktieselskabet Beauvais
P.O. Box 139
DK-2630 Tåstrup
Denmark
Tel.: +45 43 58 93 00
Fax: +45 43 58 93 93

- Aktieselskabet Beauvais, Svinninge, Denmark

Felix Abba

Felix Abba Oy Ab
Box 683
FI-20361 Åbo
Finland
Tel.: +358 2 410 414
Fax: +358 2 410 4100

- AS Põltsamaa Felix, Põltsamaa, Estonia
- Felix Abba Lahden tehdas, Lahti, Finland
- UAB Suslavicius-Felix, Kaunas, Lithuania

Orkla Foods International

Orkla Foods International
P.O. Box 711
NO-1411 Kolbotn, Norway
Tel.: +47 66 81 61 00
Fax: +47 66 80 16 34

- Felix Austria GmbH, Mattersburg, Austria
- Kotlin Sp. z o.o., Kotlin, Poland
- Kotlin Sp. z o.o., Warszawa, Poland
- Guseppe a.s., Hradec Králové, Czech Rep.
- Felix Hungaria Kft., Budapest, Hungary
- Orkla Foods Romania SA, Bucharest, Romania

Abba Seafood

Abba Seafood AB
Box 206
SE-401 23 Gothenburg
Sweden
Tel.: +46 31 701 44 00
Fax: +46 31 701 44 90

- Abba Seafood AB, Kungshamn, Sweden
- Abba Seafood AB, Uddevalla, Sweden
- Abba Skaldjur AB, Kungshamn, Sweden
- Superfish S.A., Ustronie Morskie, Poland

Orkla Food Ingredients

Orkla Food Ingredients
P.O. Box 4214 Nydalen
NO-0401 Oslo, Norway
Tel.: +47 22 09 48 00
Fax: +47 22 09 48 87

Idun Industri AS, Oslo
- BaKo / Bake-line AS, Oslo
- Bakeridistribusjon AS, Larvik
- UAB MiNordija, Kaunas, Lithuania

Odense Marcipan A/S, Odense, Denmark
- MaltCentralen A/S, Vejle, Denmark
- Credin A/S, Juelsminde, Denmark

Dragsbæk Margarinefabrik A/S, Thisted, Denmark
- Margarinefabriken Blume I/S, Randers, Denmark
- Kjarnavörur HF, Hafnarfjördur, Iceland
- UAB Vilniaus Margarino Gamykla (VMG), Vilnius, Lithuania

KåKå AB, Helsingborg, Sweden
- Sedba Baking spol. s r.o., Praha, Czech Rep.

Jästbolaget AB, Sollentuna, Sweden
- A/S Rigas Raugs, Riga, Latvia

Bakery goods

Bakers AS
P.O. Box 43 Økern
NO-0508 Oslo, Norway
Tel.: +47 22 88 03 00
Fax: +47 22 65 82 12

- Bakers AS, avd. Økern
- Bakers AS, avd. Arendal
- Bakers AS, avd. Berthas Bakerier
- Bakers AS, avd. Bryne
- Bakers AS, avd. Bærum
- Bakers AS, avd. Grossist-distribusjon
- Bakers AS, avd. Heba
- Bakers AS, avd. Kløfta
- Bakers AS, avd. Larvik
- Bakers AS, avd. Martens
- Bakers AS, avd. Singsås Bakeri
- Bakers AS, avd. Slottslompa
- Bakers AS, avd. Trøndelag

ORKLA BEVERAGES

Carlsberg Breweries A/S
Ny Carlsberg Vej 100
DK-1760 Copenhagen V
Denmark
Tel.: +45 33 27 33 00
Fax: + 45 33 27 47 00

ORKLA BRANDS

Orkla Brands
P.O. Box 4236 Nydalen
NO-0401 Oslo, Norway
Tel.: +47 22 89 50 00
Fax: +47 22 89 51 05

Detergents, Personal Care Products, etc.

Lilleborg as
P.O. Box 4236 Nydalen
NO-0401 Oslo, Norway
Tel.: +47 22 89 50 00
Fax: +47 22 15 74 89

- Lilleborg as, Ski
- Lilleborg as, avd. Ello, Kristiansund N
- Lilleborg as, avd. Elico, Oslo

Household textiles

La Mote AS
P.O. Box 4248 Nydalen
NO-0401 Oslo, Norway
Tel.: +47 22 89 27 00
Fax: +47 22 89 27 50

- Freds La Mote AB, Malmö, Sweden
- Freds La Mote OY, Helsingfors, Finland

Dietary supplements

Peter Möller
P.O. Box 364 Økern
NO-0513 Oslo, Norway
Tel.: +47 22 09 47 00
Fax: +47 22 09 47 01

Biscuits

Göteborgs Kex AB
SE-442 82 Kungälv
Sweden
Tel.: +46 303 20 90 00
Fax: +46 303 20 90 65

- Sætre AS, Oslo
- Esskå, avd. i Sætre AS, Sagstua

Snacks

Chips Scandinavian Company Ab
Strandgatan 6 D
FI-22 100 Mariehamn
Åland, Finland
Tel.: +358 18 25 800
Fax: +358 18 25 815

- KiMs A/S, Søndersø, Denmark
- KiMs Norge AS, Oslo (head office)
- KiMs Norge AS, Skreia (factory)
- OLW Sweden AB, Solna, Sweden (head office)
- OLW, Filipstad, Sweden (factory)

Confectionery

Nidar AS
NO-7005 Trondheim, Norway
Tel.: +47 73 58 30 00
Fax: +47 73 91 78 28

- Nidar AS, Oslo

ORKLA MEDIA

Orkla Media AS
P.O. Box 424 Skøyen
NO-0213 Oslo, Norway
Tel.: +47 22 54 43 00
Fax: +47 22 54 43 90

Berlingske

Det Berlingske Officin A/S
Pilestræde 34
DK-1147 Copenhagen
Denmark

- Berlingske Tidende
- Avedøre Avistryk
- B.T.
- Berlingske Avistryk
- JydskeVestkysten
- Metropol Online
- Scanpix Denmark
- Sjællandske Avistryk
- TIPS-bladet
- Weekendavisen
- Århus Stiftstidende
- De Bergske Blade
- Berlingske Lokalaviser (gratisaviser)
- Berlingske Gratisaviser (URBAN)
- Berlingske IT
- Bladkompagniet
- Berlingske Bladsalg og Service

Newspapers Norway

Norway
- Avisenes Pressebyrå, Oslo
- Buskerud Distribusjon AS, Drammen
- De Fire Neste, Oslo
- Drammens Tidende og Buskeruds Blad AS, Drammen
- Driva Trykk AS, Sunndalsøra
- Fellesdistribusjon, Østfold
- Fjordenes Tidende AS, Måløy
- Fredriksstad Blad AS, Fredrikstad
- Gjengangeren AS, Horten
- Gudbrandsdølen Dagningen, Lillehammer
- Hamar Dagblad, Hamar
- Haugesunds Avis AS, Haugesund
- Kanal 1 AS, Drammen
- Kragerø Blad Vestmar AS, Kragerø
- Lierposten AS, Lier
- Laagendalsposten AS, Kongsberg
- Mediasite, Oslo
- Mediasite Buskerud AS, Drammen/Oslo
- Mediasite Hedmark AS, Elverum/Oslo
- Mediasite Oslofjord AS, Moss/Oslo
- Mediasite Telemark/Agder AS, Skien/Oslo
- Mediasite Vestfold AS, Tønsberg/Oslo
- Mediasite Vestkysten AS, Molde/Oslo
- Mediateam Orkla Trykk AS, Skien/Drammen
- Moss Avis AS, Moss
- Nordstrands Blad AS, Oslo
- Orkla Media SSIT, Tønsberg
- Orkla Media SSM, Tønsberg
- Orkla Trykk AS, Stokke
- Orkla Trykk Haugesund AS, Haugesund
- Orkla Trykk Nordvest AS, Ålesund/Molde
- Orkla Trykk Østfold AS, Fredrikstad
- Radio 102, Kopervik
- Radio Fredrikstad, Fredrikstad
- Ringsaker Blad, Moelv
- Romsdals Budstikke AS, Molde
- Røyken og Hurums Avis AS, Slemmestad
- Sandefjords Blad AS, Sandefjord
- Sande Avis AS, Sande i Vestfold
- SarpsborgAvisa, Sarpsborg
- Sunnmøringen AS, Stranda
- Sunnmørsposten AS, Ålesund
- Telemark Distribusjon AS, Skien
- Telen AS, Notodden
- TV Buskerud AS, Drammen
- TV Vestfold AS, Tønsberg
- Tønsbergs Blad AS, Tønsberg
- Ullern Avis, Oslo
- Varden AS, Skien
- Vestfold Distribusjon AS, Tønsberg
- Vikebladet Vestposten AS, Ulsteinsvik
- Zett.no, Oslo
- Østlandets Blad AS, Ski
- Østlendingen AS, Elverum
- Åndalsnes Avis AS, Åndalsnes

Sweden
- Norrländska Socialdemokraten, Luleå

Magazines

Hjemmet Mortensen AS
NO-0441 Oslo, Norway
Tel.: +47 22 58 50 00
Fax: +47 22 58 50 69

- Hjemmet Mortensen Trykkeri AS, Oslo
- Medströmsförlagen AB, Stockholm, Sweden

Direct Marketing
- Sandberg AS, Oslo/Grimstad/Porsgrunn
- Stroede Ralton AB, Helsingborg, Sweden
- Print Media AB, Göteborg, Sweden
- Ralton AB, Helsingborg, Sweden
- Stroede Customer Development AB, Kungsbacka/Helsingborg/Stockholm, Sweden
- Stroede Customer Dialogue AB, Kungsbacka, Sweden
- Stroede Customer Development AS, Oslo

Newspapers Eastern Europe

Orkla Press AS
P.O. Box 424 Skøyen
NO-0213 Oslo, Norway
Tel.: +47 22 54 43 00
Fax: +47 22 54 43 90

Newspapers Poland
Orkla Press - Polska Sp. z o.o.
ul. Domaniewska 41, "ORION"
PL-02 672 Warszawa
Poland
Tel.: +48 22 87 45 120
Fax: +48 22 87 45 140

- A.W.H Edytor S.A (Kurier Poranny), Bialystok
- Dolnoslaskie Wydawnictwo Prasowe Sp. z o.o., Wroclaw
- Dziennikarska Oficyna Wydawnicza "Rondo" Sp. z o.o. (Glos Koszalinski), Koszalin
- Edytor Press Sp. z o.o. (Dziennik Wschodni), Lublin
- Gazeta Pomorska Media Sp. z o.o., Bydgoszcz
- Kresy BO Sp. z o.o. (Gazeta Wspolczesna), Bialystok
- KW Forum Sp. z o.o. (Glos Pomorza), Koszalin
- Lubpress Sp. z o.o. (Gazeta Lubuska), Zielona Góra
- Media Tak Sp. z o.o., Warszawa
- Orkla Media Magazines Sp. z o.o., Bydgoszcz
- Presspublica Sp. z o.o. (Rzeczpospolita), Warszawa
- Pro-Media Sp. z o.o. (Nowa Trybuna Opolska), Opole
- R-press Sp. z o.o. (Nowiny), Rzeszow
- Slaski Dom Wydawniczy "Media & Press" Sp. z o.o. (Konkrety), Legnica
- Szczecin Press Sp. z o.o. (Glos Szczecinski), Szczecin
- Tygodnik Ostrolecki Sp. z o.o. (Tygodnik Ostrolecki), Ostrolecka
- Warszawa-Print Sp. z o.o., Raszyn-Jaworowa

Newspapers Baltic States
- UAB Kauno diena, Kaunas, Lithuania

Newspapers Ukraine
- Vysokyj Zamok, Lviv, Ukraine

CHEMICALS

Borregaard
P.O. Box 162
NO-1701 Sarpsborg, Norway
Tel.: +47 69 11 80 00
Fax: +47 69 11 87 70

- Borregaard ChemCell, Sarpsborg
- Borregaard LignoTech, Sarpsborg
- Borregaard Synthesis, Sarpsborg
- Denofa AS, Oslo/Fredrikstad

China
- Borregaard Industries Limited, Shanghai Representative Office, Shanghai
- Borregaard Taicang Chemicals Co. Ltd., Jiangsu Province
- LignoTech Yanbian Kaishantun Ltd., Jilin Province

England
- Borregaard UK Ltd., Warrington, Cheshire

Finland
- LignoTech Finland Oy, Tampere

France
- Borregaard France S.a.r.l, Paris

Germany
- Borregaard Deutschland GmbH, Düsseldorf
- Borregaard Deutschland GmbH, LignoTech Werk Karlsruhe, Karlsruhe

India
- Borregaard Industries Ltd. India Representative Office, Navi Mumbai

Italy
- Borregaard Italia S.p.A., Madone
- Borregaard Italia S.p.A., Ravenna

Japan
- Borregaard Industries Limited Japan Branch, Tokyo

Norway
- Borregaard Fabrikker, Sarpsborg
- Denofa AS, Gamle Fredrikstad
- Denofa, Leknes
- Borregaard NEA AS, Hokksund
- Borregaard Hellefos AS, Hokksund
- Borregaard Vafos AS, Kragerø
- Borregaard Trælandsfos AS, Kvinesdal
- A/S Tronstad Brug Ltd., Sylling
- A/S Børresen, Sylling
- Borregaard Energi, Sarpsborg
- Orkla Exolon KS, Orkanger

Poland
- Borregaard Poland, Poznan

Romania
- Denofa Foods Romania S.R.L., Bucuresti

Russia
- Nordic Food Company, Pskov

Singapore
- Borregaard S.E.A. Pte. Ltd., Singapore

South Africa
- LignoTech South Africa, Umkomaas

Spain
- LignoTech Iberica S.A. Torrelavega

Sweden
- LignoTech Sweden AB, Vargön
- LignoTech Sweden AB, Kristinehamn

Switzerland
- LignoTech Schweiz AG, Luterbach
- Borregaard Schweiz AG, Luterbach

Turkey
- Borregaard Turkey, Istanbul

United Arab Emirates
- Borregaard Middle East, Dubai

USA
- Borregaard Synthesis Inc., Newburyport
- LignoTech USA Inc., Mount Vernon
- LignoTech USA Inc., New Jersey
- LignoTech USA Inc., Wisconsin

FINANCIAL INVESTMENTS

Portfolio investments

Orkla ASA
Portfolio investments
P.O. Box 423 Skøyen
NO-0213 Oslo, Norway
Tel.: +47 22 54 40 00
Fax: +47 22 54 45 95

- Orkla ASA (Swiss Branch), Schaffhausen, Switzerland

Financial services
Orkla Finans ASA
P.O. Box 1724 Vika
NO-0121 Oslo, Norway
Tel.: +47 22 40 08 00
Fax: +47 22 33 14 47

Real estate

Orkla ASA – Eiendomsseksjonen
P.O. Box 423 Skøyen
NO-0213 Oslo, Norway
Tel.: +47 22 54 40 00
Fax: +47 22 54 49 95

Forests
Borregaard Skoger A.S, Elverum
SB-Skog, Elverum

OTHER ACTIVITIES

Chr. Salvesen & Chr. Thams's Communications Aktieselskab
NO-7331 Løkken Verk, Norway
Tel.: +47 72 49 90 00
Fax: +47 72 49 90 01

ANALYSTS

According to the information received by us, the brokerage houses and investment analysis firms listed below keep track of Orkla ASA's financial performance of their own accord. The list may be incomplete. Updates to the list will be posted on Orkla's website www.orkla.com. Orkla points out that the company is not responsible for any estimates or opinions these firms put forth concerning the company. Orkla does not necessarily agree with the content of the research reports, nor the information, conclusions or recommendations presented in the reports.

Brokerage house/ Investment analysis firm	Analyst	Telephone	e-mail
ABG Sundal Collier	Torgeir Vaage	+47 2201 6000	torgeir.vaage@abgsc.no
Alfred Berg	Tore Østby	+47 2200 5000	tore.ostby@alfredberg.no
Carnegie	Gaute Garshol	+47 2200 9300	gg@carnegie.no
Cazenove & Co.	Gorm Thomassen	+44 207 588 2828	gorm.thomassen@cazenove.com
Cheuvreux (Credit Agricole Indosuez)	Frans Høyer	+44 207 621 5100	fhoyer@indocdv.com
Danske Equities	Henrik Schultz	+47 2201 0000	henrik.schultz@danskebank.com
Deutsche Bank	Knut Harald Nilsson	+44 207 545 8000	knut.nilsson@db.com
DnB Markets	Terje Mauer	+47 2294 8881	terje.mauer@dnb.no
Fearnley Fonds	Fredrik J. Falch	+47 2293 6000	f.falch@fearnleys.no
First Securities	Einar K. Strømstad	+47 2323 8000	einar.stromstad@first.no
Fondsfinans	Øystein Selen jr.	+47 2311 3000	oystein.selen@fondsfinans.no
Gjensidige Nor Equities	Klaus Hatlebrekke	+47 2310 5600	klaus.hatlebrekke@gne.no
Handelsbanken Capital Markets	Preben Rasch-Olsen	+47 2294 0900	prra01@handelsbanken.se
Nordea Securities	Jon Sigurdsen	+47 2248 5000	jon.sigurdsen@nordeasecurities.com
Norse Securities	Thomas Hansteen	+47 2201 6300	thomas.hansteen@norse-sec.no
Orkla Enskilda Securities	Atle Vereide	+47 2100 8500	atle.vereide@enskilda.no
Pareto Securities	Erik Helberg	+47 2287 8700	erik.helberg@pareto.no
UBS Warburg	Fredrik Liljewall	+46 8 453 7300	fredrik.liljewall@ubsw.com

DESIGN, LAYOUT AND PRODUCTION
Gazette

PHOTO
Lisa Westgaard/Tinagent *Product pictures*
Øivind Haug *Pictures of the Board of Directors, pictures of consumers, picture of Dag J. Opedal on page 4 and picture on page 15*
Jens Astrup, Scanpix *Øresund Bridge page 67*
Guri Dahl/Tinagent *Finn Jebsen page 2*
Sandra Aslaksen *Pictures of Excecutive Board except picture of Dag J. Opedal page 4*

TRANSLATION
Maidie Kloster, Virginia Siger

PRINT
RK Grafisk

March 2003



ORKLA ASA
P.O. Box 423 Skøyen
NO-0213 Oslo, Norway
Tel.: +47 22 54 40 00
Fax: +47 22 54 44 90
Enterprise number NO 910 747 711

Office address:
Karenlyst allé 6
NO-0278 Oslo, Norway

www.orkla.com
info@orkla.no

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